Filed Pursuant to Rule 424(b)(5)
Registration No. 333-127616

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 25, 2005)

$850,000,000

3.25% Convertible Senior Debentures due 2035

This is an offering by Omnicare, Inc. of $850,000,000 aggregate principal amount of its 3.25% Convertible Senior Debentures due 2035. Payment of all principal and interest (including contingent interest, if any) payable on the convertible debentures will be unconditionally guaranteed by our wholly-owned subsidiary Omnicare Purchasing Company, LP, or the Guarantor. The convertible debentures will be senior unsecured obligations of Omnicare, Inc. and the guarantee will be a senior unsecured obligation of the Guarantor.

The convertible debentures will be convertible into cash and shares of our common stock, if applicable, initially based on a conversion rate of 12.5423 shares per $1,000 principal amount of convertible debentures (equivalent to an initial conversion price of approximately $79.73 per share), subject to adjustment as described in this prospectus supplement at any time on or prior to the close of business on the business day immediately preceding the maturity date, only under the circumstances described in this prospectus supplement.

Upon conversion, we will pay cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 20 trading-day cash settlement averaging period. See “Description of the Debentures—Conversion Rights—Settlement Upon Conversion.” In the event of certain types of fundamental changes that occur on or prior to December 15, 2015, we will increase the conversion rate or, in lieu thereof, we may elect to adjust the conversion obligation and conversion rate so that the convertible debentures are convertible into shares of the acquiring or surviving company, in each case as described herein.

The convertible debentures will bear interest at a rate of 3.25% per year, subject to an upward adjustment on and after December 15, 2015 in certain circumstances as described in this prospectus supplement. See “Description of the Convertible Debentures—Upward Interest Rate Reset.” Beginning with the six-month period commencing December 15, 2015, we will also pay contingent interest during any six-month interest period in which the trading price of the convertible debentures, measured over a specified number of trading days, is 120% or more of the principal amount of the convertible debentures. Interest on the convertible debentures is payable on June 15 and December 15 of each year, beginning on June 15, 2006. The convertible debentures will mature on December 15, 2035.

(Continued on next page)

Investing in the convertible debentures involves risks. See “ Risk Factors” beginning on page S-14 of this prospectus supplement and page 4 of the accompanying prospectus.

	Per Debenture	Total
Public Offering Price	100.00%	$850,000,000
Underwriting Discount	2.50%	$21,250,000
Proceeds to Omnicare	97.50%	$828,750,000

We have granted the underwriters an option to purchase, for a 13-day period beginning with the initial issuance of the convertible debentures, up to an additional $127.5 million aggregate principal amount of convertible debentures to cover over-allotments. Certain affiliates of the underwriters are lenders under our 364-day loan facility and as such will receive a portion of the proceeds of this offering, which will be used in the repayment of such 364-day loan facility.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the convertible debentures on or about December 15, 2005.

Joint Book-Running Managers

JPMORGAN	LEHMAN BROTHERS	CIBC WORLD MARKETS

Co-Managers

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES

MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON

December 12, 2005

We and each holder of convertible debentures agree in the indenture to treat the convertible debentures as contingent payment debt instruments for U.S. federal income tax purposes. For a discussion of the special tax regulations governing contingent payment debt instruments, see “Material United States Federal Income Tax Considerations.”

We may redeem some or all of the convertible debentures on or after December 15, 2015, for cash at a redemption price equal to 100% of the principal amount of convertible debentures redeemed plus accrued and unpaid interest (including contingent interest, if any).

You may require us to repurchase all or a portion of your convertible debentures on December 15, 2015, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest (including contingent interest, if any). In addition, you may require us to repurchase all or a portion of your convertible debentures upon a fundamental change at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest (including contingent interest, if any).

Our common stock is listed on The New York Stock Exchange under the symbol “OCR.” The last reported sale price of our common stock on December 12, 2005 was $59.72 per share.

We do not intend to apply for listing of the convertible debentures on any securities exchange or for inclusion of the convertible debentures in any automated quotation system.

Concurrently with this offering of the convertible debentures, we are offering an aggregate of $225 million of 6 3/4% senior subordinated notes due 2013 and $525 million of 6 7/8% senior subordinated notes due 2015 and 12,825,000 shares of common stock at a price of $59.72 per share. The closing of this offering is conditioned on the closing of our concurrent offerings of common stock and notes.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of our convertible debentures and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to our convertible debentures. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter or agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any underwriter or agent is making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We own the service marks and trademarks for Omnicare Geriatric Pharmaceutical Care Guidelines®, Omnicare Guidelines®, OSC2OR® and Omnicare Senior Health OutcomesTM.

i

SUMMARY

References in this prospectus supplement and the accompanying prospectus to “Omnicare,” the “Company,” “we,” “us” or “our” are to Omnicare, Inc. unless otherwise indicated or the context otherwise requires. This section contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should carefully read this entire prospectus supplement, the accompanying prospectus and the other documents we refer to or incorporate by reference, including the “Risk Factors” in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our Company

Omnicare is a leading geriatric pharmaceutical services company. We are the nation’s largest provider of pharmaceuticals and related pharmacy services to long-term healthcare institutions. Our clients include primarily skilled nursing facilities, assisted living facilities, retirement centers, independent living communities, hospitals, hospice and other healthcare settings. We provide our pharmacy services to long-term care facilities and other chronic care settings comprising approximately 1,441,000 beds in 47 states, the District of Columbia and in Canada. We purchase, repackage and dispense pharmaceuticals, both prescription and non-prescription, and provide computerized medical record keeping and third-party billing for residents in those facilities. We also provide consultant pharmacist services, including evaluating monthly patient drug therapy, monitoring the drug distribution system within the nursing facility, assisting in compliance with state and federal regulations and providing proprietary clinical and health management programs. In addition, we provide ancillary services, such as administering medications and nutrition intravenously (infusion therapy services) and furnishing respiratory therapy services, medical supplies and equipment and clinical care planning and financial software information systems to our client facilities. As well, we provide operational software and support systems to long-term care pharmacy providers across the United States. We provide pharmaceutical distribution and patient assistance services for specialty pharmaceuticals. We also provide comprehensive product development and research services for the pharmaceutical, biotechnology, medical device and diagnostic industries in 30 countries as of September 30, 2005.

Our Business

Our primary line of business is the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services, data management services and medical supplies to skilled nursing facilities, assisted living facilities and other providers of healthcare services. We serve this market primarily through our national network of pharmacies, which are dedicated to serving skilled nursing, assisted living and other institutional healthcare facilities and are strategically located throughout the United States. We typically service long-term care facilities within a 150-mile radius of our pharmacy locations and maintain a 24-hour, seven-day per week, on-call pharmacist service for emergency dispensing and delivery and for consultations with the facility’s staff or attending physicians. We utilize a unit-of-use distribution system. This means that our prescriptions are packaged for dispensing in individual doses. This differs from prescriptions filled by retail pharmacies, which typically are dispensed in vials or other bulk packaging requiring measurement of each dose by or for the patient. Our delivery system is intended to improve control over pharmaceutical distribution and patient compliance with drug therapy by increasing the accuracy and timeliness of drug administration. In conjunction with our delivery system, our record keeping/documentation system is designed to result in greater efficiency in nursing time, improved control and reduced waste in client facilities, and lower error rates in both dispensing and administration. We also furnish intravenous administration of medication and nutrition therapy and respiratory therapy services, medical supplies and equipment and clinical care planning and software support systems. We believe we distinguish ourselves from many of our competitors by also providing proprietary clinical programs. For example, we have developed a ranking of drugs based on their relative clinical effectiveness for the elderly and by cost to the payor.

We use these rankings, which we call the Omnicare Geriatric Pharmaceutical Care Guidelines®, or Omnicare Guidelines, to more effectively manage patient care and costs. In addition, we provide health and outcomes management programs for the large base of elderly residents of the long-term care facilities we serve.

Recent Acquisitions

In July 2005, we acquired NeighborCare, Inc., or “NeighborCare,” for cash consideration of approximately $1.6 billion. The cash consideration did not include the repayment of certain NeighborCare debt totaling approximately $78 million, which we retired immediately following the acquisition, or the assumption of $250 million in principal amount of NeighborCare’s 6.875% senior subordinated notes due 2013, which we repurchased in August 2005. We financed the acquisition and the repayment of debt with available cash and the proceeds of loans under our 364-day loan facility, which had an aggregate outstanding amount of $1.9 billion as of September 30, 2005. At the time of the acquisition, NeighborCare was a leading institutional pharmacy provider serving long term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings, as well as a provider of infusion therapy services, home medical equipment, respiratory services, community-based retail pharmacies and group purchasing.

On August 12, 2005, we completed the acquisition of excelleRx, Inc., a provider of pharmaceutical products and care services to approximately 400 hospice programs with approximately 48,000 patients in 46 states, for cash consideration at closing of approximately $269 million.

On August 15, 2005, we completed the acquisition of RxCrossroads, L.L.C., a provider of specialty distribution, product support and mail order pharmacy services for pharmaceutical manufacturers and biotechnology companies, generally for high-cost drugs used in the treatment of chronic disease states, for cash consideration at closing of approximately $235 million.

Our Concurrent Financing Transactions

Concurrently with this offering of convertible debentures, we are offering an aggregate of $225 million of 6 3/4% senior subordinated notes due 2013 and $525 million of 6 7/8% senior subordinated notes due 2015, and an aggregate of 12,825,000 shares of our common stock at a price of $59.72 per share. Completion of this offering of convertible debentures is conditioned on the closing of our notes and common stock offerings. In addition, we are commencing, concurrently with the commencement of this offering, a tender offer to purchase for cash any and all of the outstanding $375 million principal amount of our 8.125% senior subordinated notes due 2011. In conjunction with this tender offer, we are also soliciting consents to effect certain proposed amendments to the indenture governing the 8.125% notes. The consummation of the tender offer and consent solicitation is not a condition to the closing of this offering of convertible debentures or our concurrent offerings of notes and common stock. See “Description of Concurrent Financing Transactions” in this prospectus supplement for a description of these transactions.

Our principal executive offices are located at 100 East RiverCenter Boulevard, Covington, Kentucky, 41011, and our telephone number is (859) 392-3300. Our corporate website address is www.omnicare.com. Information contained on our website is not part of this prospectus.

The Offering

Issuer	Omnicare, Inc.

Securities Offered

$850 million aggregate principal amount of 3.25% Convertible Senior Debentures due 2035, which we refer to as convertible debentures. We have also granted the underwriters an option to purchase up to an additional $127.5 million aggregate principal amount of convertible debentures to cover over-allotments.

Offering Price	Each convertible debenture will be issued at a price of 100% of its principal amount plus accrued interest, if any, from December 15, 2005.

Maturity	December 15, 2035 unless earlier converted, redeemed or repurchased.

Interest Rate

3.25% per year, subject to an upward adjustment on and after December 15, 2015 in certain circumstances. See “Description of the Convertible Debentures—Upward Interest Rate Reset.” Interest will be payable in cash on June 15 and December 15 of each year, beginning June 15, 2006.

Contingent Interest

Beginning with the six-month interest period commencing December 15, 2015, we will pay contingent interest in cash during any six-month interest period in which the trading price of the convertible debentures for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the convertible debentures.

During any interest period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of convertible debentures will equal 0.25% of the average trading price of $1,000 principal amount of the convertible debentures during the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period.

Ranking

The convertible debentures will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The convertible debentures will be effectively subordinated to our secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

As of September 30, 2005, we had approximately $2.8 billion of senior indebtedness outstanding, of which approximately $21.8 million was secured indebtedness, and we had approximately $1.4 billion of other indebtedness outstanding, including trade payables and excluding intercompany payables.

Guarantee

The convertible debentures will be guaranteed on a senior unsecured basis by our wholly-owned subsidiary Omnicare Purchasing Company, LP, or the Guarantor, as described under “Description of the Debentures—The Guarantee.” The guarantee of the convertible debentures will be equal in right of payment to all existing and future unsecured unsubordinated debt of the Guarantor, including its guarantee under our senior credit facility, and effectively subordinated to all existing and future secured indebtedness of the Guarantor. The guarantee will be senior in right of payment to any subordinated indebtedness of the Guarantor, including its guarantee of our 8.125% senior subordinated notes due 2011, our 6.125% senior subordinated notes due 2013 and the notes being offered in the concurrent offering.

As of September 30, 2005, the Guarantor had approximately $2.8 billion of senior indebtedness outstanding and a de minimis amount of other indebtedness.

Conversion Rights

You may convert your convertible debentures into shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date only under the following circumstances:

•	prior to December 15, 2033, on any date during any fiscal quarter beginning after March 31, 2006 (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

•	at any time on or after December 15, 2033;

•	with respect to any convertible debentures called for redemption, until the close of business on the business day prior to the redemption date;

•	if we distribute to all or substantially all holders of our common stock rights or warrants entitling them to purchase, for a period expiring not more than 60 calendar days following the record date for the distribution, shares of our common stock at a price per share less than the average closing sale price for the ten trading days preceding the announcement date for such distribution;

•	if we distribute to all or substantially all holders of our common stock, cash or other assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day preceding the announcement date for such distribution;

•	during a specified period if certain types of fundamental changes occur; or

•	during the five consecutive business-day period following any five consecutive trading-day period in which the average trading price for the convertible debentures was less than 98% of the average of the closing sale price of our common stock during such five trading-day period multiplied by the then current conversion rate.

The convertible debentures will be convertible based on an initial conversion rate of 12.5423 shares of common stock per $1,000 principal amount of the convertible debentures (equivalent to an initial conversion price of approximately $79.73 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.”

Upon a conversion, we will pay cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 20 trading-day cash settlement averaging period. See “Description of the Debentures—Conversion Rights—Settlement Upon Conversion.”

Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any). See “Description of the Debentures—Conversion Rights.”

Adjustment to conversion rate upon a non-stock change of control

Prior to December 15, 2015, if and only to the extent holders elect to convert the convertible debentures in connection with a transaction described under the first clause or fourth clause of the definition of fundamental change as described in “Description of the Debentures—Repurchase at Option of the Holder—Fundamental Change Put” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) consists of cash or securities (or other property) that are not common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a non-stock change of control, we will increase the conversion rate by a number of additional shares. The number of additional shares will be determined by reference to the table in “Description of the Debentures—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control,” based on the effective date and the price paid per share of our common stock in such non-stock change of control.

If holders of our common stock receive only cash in the type of transaction described above, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such non-stock change of control.

Conversion after a public acquirer change of control

In the case of a non-stock change of control constituting a public acquirer change of control (as defined in this prospectus supplement), we may, in lieu of adjusting the conversion rate as described in “Description of the Debentures—Conversion Rights—Adjustment to

Conversion Rate Upon a Non-Stock Change of Control,” elect to adjust the conversion obligation and the conversion rate such that from and after the effective date of such public acquirer change of control, holders of the convertible debentures will be entitled to convert their convertible debentures (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be:

•	in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration as determined by our board of directors paid or payable per share of common stock, or

•	in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

Optional Redemption by Omnicare

At any time on or after December 15, 2015, we may redeem all or a part of the convertible debentures for cash at a redemption price equal to 100% of the principal amount of the convertible debentures being redeemed, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the redemption date.

Optional Repurchase Right of Holders

You may require us to repurchase all or a portion of your convertible debentures on December 15, 2015, at a cash repurchase price equal to 100% of the principal amount of the convertible debentures, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the repurchase date.

Fundamental Change Repurchase Right of Holders

If we undergo a fundamental change (as defined in this prospectus supplement) prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your convertible debentures at a repurchase price equal to 100% of the principal amount of the convertible debentures being repurchased, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the repurchase date. See “Description of the Debentures—Repurchase at Option of the Holder—Fundamental Change Put.”

Events of Default

If an event of default on the convertible debentures occurs, the principal amount of the convertible debentures, plus accrued and unpaid interest (including contingent interest, if any) may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

Absence of a Public Market for the Debentures	The convertible debentures will be a new issue of securities. We cannot assure you that any active or liquid market will develop for the convertible debentures. See “Plan of Distribution.”

Trading	We do not intend to apply for listing of the convertible debentures on any securities exchange or for inclusion of the convertible debentures in any automated quotation system.

NYSE Symbol for Our Common Stock	Our common stock is listed on The New York Stock Exchange under the symbol “OCR.”

Use of Proceeds

A portion of the net proceeds from this offering of convertible debentures will be used to repurchase any and all of the outstanding principal amount of our 8.125% notes and make related consent payments pursuant to our tender offer and consent solicitation. The remaining portion of the net proceeds of this offering, along with the net proceeds of our concurrent offering of common stock and substantially all of the net proceeds of our concurrent offering of notes will be used to repay our 364-day loan facility, which has an aggregate outstanding amount of $1.9 billion as of September 30, 2005. The loan facility was used to finance the NeighborCare acquisition and the repayment of related debt, as well as the acquisition of excelleRx, Inc. and RxCrossroads, L.L.C. See “Use of Proceeds” in this prospectus supplement.

U.S. Federal Income Tax Considerations

We and each holder of convertible debentures agree in the indenture to treat the convertible debentures as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of convertible debentures, you will agree to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing—7.625%, compounded semi-annually—even though the convertible debentures will have a significantly lower stated yield to maturity. You may recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the convertible debentures. In the case of a conversion, this gain will be measured by the fair market value of the stock and cash received. A summary of the U.S. federal income tax consequences of ownership of the convertible debentures and our common stock is described in this prospectus supplement under the heading “Material United States Federal Income Tax Considerations.” Owners of the convertible debentures should consult their tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the convertible debentures and our common stock.

Forward-Looking Statements

In addition to historical information, this prospectus supplement and the accompanying prospectus contain certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” beginning on page 1 of the accompanying prospectus.

Risk Factors

An investment in our convertible debentures involves certain risks that you should carefully evaluate prior to making an investment in our convertible debentures. See “Risk Factors” beginning on page S-14 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus.

Summary Historical and Pro Forma Consolidated Financial Information

(in thousands, except ratios and per share data)

The following summary consolidated financial information should be read in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement.

We derived the income statement data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 from our audited financial statements, which are incorporated by reference into this prospectus supplement. We derived the income statement data for the nine months ended September 30, 2005 and the balance sheet data as of September 30, 2005 from our unaudited financial statements, which are incorporated by reference into this prospectus supplement. In the opinion of management, the unaudited financial statements from which the information below is derived contain all adjustments, which consist only of normal recurring adjustments, necessary to present fairly our financial position and results of operations as of the applicable dates and for the applicable periods. Historical results are not necessarily indicative of the results to be expected in the future. In addition, interim results may not be indicative of results for the remainder of the year.

The summary unaudited pro forma consolidated financial information set forth below is derived from the unaudited pro forma consolidated financial information included elsewhere in this prospectus supplement. The summary unaudited pro forma consolidated financial information does not necessarily reflect the results of operations or the financial position of the Company that actually would have occurred had the acquisition of NeighborCare, Inc., this offering and the concurrent financing transactions (including the repurchase of our 8.125% notes) been consummated as of the dates or for the periods indicated.

	Years Ended December 31,
	Historical						Unaudited Pro Forma for the NeighborCare Acquisition		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions and the 8.125% Notes Repurchase
	2002		2003		2004		2004		2004		2004
Income Statement Data (a)(b):
Total net sales (c)	$2,632,754		$3,499,174		$4,119,891		$5,563,474		$5,563,474		$5,563,474
Operating income	256,586		387,583		442,436		452,400		452,400		452,400
Interest expense (1)	56,811		81,300		70,421		175,952		191,958		160,366
Income from continuing operations	125,906		194,368		236,011		173,096		163,028		182,899
Earnings per common share:
Basic	1.34		1.97		2.29		1.68		1.40		1.58
Diluted	1.33		1.89	(d)	2.17	(d)	1.61	(d)	1.37	(d)	1.53	(d)
Dividends per common share	0.09		0.09		0.09		0.09		0.09		0.09

Weighted average number of common shares outstanding:
Basic	94,168		98,800		103,238		103,238		116,063		116,063
Diluted	94,905		107,896	(d)	112,819	(d)	112,819	(d)	125,644	(d)	125,644	(d)
Ratio of earnings to fixed charges (j)(k)	4.0	x	4.3	x	5.3	x	2.4	x	2.2	x	2.6	x

Balance Sheet Data (at end of period)(a):
Cash and cash equivalents (including restricted cash)	$141,083		$188,127		$84,431		(h)		(h)		(h)
Working capital	704,908		920,328		1,082,297		(h)		(h)		(h)
Total assets	2,427,585		3,395,021		3,899,181		(h)		(h)		(h)
Long-term debt (excluding current portion) (e)	720,187		1,082,677		1,234,067		(h)		(h)		(h)
Stockholders’ equity	1,275,062		1,676,024		1,927,108		(h)		(h)		(h)

Other Financial Data (a)(b):
Net cash flows from operating activities	$150,719	(g)	$174,066	(g)	$168,858		(h)		(h)		(h)
Net cash flows from investing activities	(152,383)		(678,049)		(415,973)		(h)		(h)		(h)
Net cash flows from financing activities	(29,576	)(g)	549,902	(g)	144,442		(h)		(h)		(h)
Capital expenditures (i)	24,648		17,115		17,926		(h)		(h)		(h)
EBITDA (f)	301,849		440,603		498,732		(h)		(h)		(h)
Ratio of EBITDA to interest expense (f)(l)	5.3	x	5.4	x	7.1	x	(h)		(h)		(h)
Ratio of total debt to EBITDA (f)	2.4	x	2.5	x	2.5	x	(h)		(h)		(h)
Total debt to total capitalization	36.1%		39.7%		39.5%		(h)		(h)		(h)

	Nine Months Ended September 30,
	Unaudited Historical		Unaudited Pro Forma for the NeighborCare Acquisition		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions and the 8.125% Notes Repurchase
	2005		2005		2005		2005
Income Statement Data (a)(b):
Total net sales (c)	$3,674,520		$4,602,169		$4,602,169		$4,602,169
Operating income	368,567		385,284		385,284		385,284
Interest expense (1)	87,215		130,929		139,861		116,230
Income from continuing operations	178,226		159,672		154,082		168,870
Earnings per common share:
Basic	1.74		1.56		1.34		1.46
Diluted	1.67		1.50		1.30		1.42
Dividends per common share	0.0675		0.0675		0.0675		0.0675

Weighted average number of common shares outstanding:
Basic	102,481		102,481		115,306		115,306
Diluted	107,593		107,593		120,418		120,418
Ratio of earnings to fixed charges (j)(k)	3.8	x	2.7	x	2.6	x	3.0	x

Balance Sheet Data (at end of period)(a):
Cash and cash equivalents (including restricted cash)	$211,087		(h)		$607,805		$212,469
Working capital	(257,956)		(h)		2,043,478		1,658,847
Total assets	7,022,874		(h)		7,458,582		7,057,098
Long-term debt (excluding current portion) (e)	1,891,073		(h)		3,491,073		3,116,073
Stockholders’ equity	2,150,185		(h)		2,890,609		2,874,830

Other Financial Data (a)(b):
Net cash flows from operating activities	$175,344		(h)		(h)		(h)
Net cash flows from investing activities	(2,586,866)		(h)		(h)		(h)
Net cash flows from financing activities	2,532,628		(h)		(h)		(h)
Capital expenditures (i)	14,672		(h)		(h)		(h)
EBITDA (f)	420,632		(h)		(h)		(h)
Ratio of EBITDA to interest expense (f)(l)	4.8	x	(h)		(h)		(h)
Ratio of total debt to EBITDA (f)(m)	7.0	x	(h)		(h)		(h)
Total debt to total capitalization	63.8%		(h)		54.7%		52.1%

(a)	We have had an active acquisition program in effect since 1989. See note 2 of the notes to our 2004 consolidated financial statements and note 4 of the notes to our third quarter 2005 consolidated financial statements for information concerning these acquisitions.

(b)	Included in income from continuing operations are the following aftertax charges (in thousands):

	Years Ended December 31,					Nine Months Ended September 30,
	Historical					Unaudited Historical		Unaudited Pro Forma for the NeighborCare Acquisition		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions		Unaudited Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions and the 8.125% Notes Repurchase
	2002		2003		2004	2005		2005		2005		2005
Restructuring and other related charges	$14,381	(1)	$—		$—	$5,599	(2)	$5,599	(2)	$5,599	(2)	$5,599	(2)
Call premium and write-off of unamortized debt issuance costs	—		7,853	(3)	—	4,670	(4)	4,670	(4)	4,670	(4)	4,670	(4)

Total	$14,381		$7,853		$—	$10,269		$10,269		$10,269		$10,269

(1)	See note 12 of the notes to our 2004 consolidated financial statements.
(2)	See note 8 of the notes to our third quarter 2005 consolidated financial statements.
(3)	See note 7 of the notes to our 2004 consolidated financial statements.
(4)	See note 6 of the notes to our third quarter 2005 consolidated financial statements.
(c)	In accordance with the adoption of Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (“EITF No. 01-14”), we have recorded reimbursements received for “out-of-pocket” expenses on a grossed-up basis in the income statement as revenues and direct costs. EITF No. 01-14 relates solely to our contract research services business.
(d)	In connection with the adoption of EITF No. 04-8, in the fourth quarter of 2004, we restated the previously reported diluted earnings per share and the diluted weighted average number of common shares outstanding for all periods since the second quarter of 2003, the period that the 4.00% junior subordinated convertible debentures were outstanding. See further discussion in note 1 and note 11 of the notes to our 2004 consolidated financial statements for additional information.
(e)	In 2003, we completed a refinancing plan which raised $1,033.6 million. See note 7 of the notes to our 2004 consolidated financial statements for further information on these transactions.
(f)	EBITDA represents earnings before interest (net of investment income), income taxes, depreciation and amortization. We believe that certain investors find EBITDA to be a useful tool for measuring a company’s ability to service its debt, which is also the primary purpose for which management uses this financial measure. However, EBITDA does not represent net cash flows from operating activities, as defined by United States Generally Accepted Accounting Principles (“U.S. GAAP”), and should not be considered as a substitute for operating cash flows as a measure of liquidity. Our calculation of EBITDA may differ from the calculation of EBITDA by others. The following is a reconciliation of the EBITDA calculation to net cash flow from operating activities (in thousands):

	Historical			Historical Nine Months Ended September 30, 2005
	Years Ended December 31,
	2002	2003	2004
EBITDA	$301,849	$440,603	$498,732	$420,632
Subtract: Interest expense, net of investment income	(53,535)	(77,134)	(67,237)	(83,759)
Income taxes	(77,145)	(116,081)	(139,188)	(106,582)
Change in assets and liabilities, net of effects from acquisition of businesses	(76,101)	(165,442)	(226,715)	(124,787)
Add: Provision for doubtful accounts	31,163	44,680	45,112	40,352
Deferred tax provision	15,428	43,685	58,154	27,574
Write-off of debt issuance costs	—	3,755	—	1,914
Non-cash portion of restructuring charges	9,060	—	—	—

Net cash flows from operating activities	$150,719	$174,066	$168,858	$175,344

(g)	The presentation of movements in cash overdraft balances as net cash flows from financing activities have been reclassified to conform with current year presentation.
(h)	Pro forma cash flow measures are not required under applicable accounting rules. Further, as NeighborCare is included in the consolidated historical balance sheet of the Company at September 30, 2005, pro forma balance sheet information with respect to the NeighborCare acquisition is not applicable.
(i)	Primarily represents the purchase of computer equipment and software, machinery and equipment, and furniture, fixtures and leasehold improvements.

(j)	Our ratio of earnings to fixed charges has been computed by adding income from continuing operations and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(k)	Our ratio of earnings to combined fixed charges and preferred stock dividends for all periods presented are the same as our ratios of earnings to fixed charges because we had no shares of preferred stock outstanding during any period presented, and currently have no shares of preferred stock outstanding.
(l)	Our ratio of EBITDA to interest expense has been computed by dividing EBITDA by interest expense. Interest expense represents gross interest expense, rather than interest expense net of investment income.
(m)	Our ratio of total debt to EBITDA for the historical nine months ended September 30, 2005 has been computed using EBITDA for the twelve months ended September 30, 2005, in order to facilitate comparability of this measure. The following is a reconciliation of the twelve months ended September 30, 2005 EBITDA calculation (in thousands):

Historical Twelve Months Ended September 30, 2005
EBITDA	$542,922
Subtract: Interest expense, net of investment income	(101,689)
Income taxes	(140,288)
Changes in assets and liabilities, net of effects from acquisition of businesses	(175,150)
Add: Provision for doubtful accounts	52,040
Deferred tax provision	31,255
Write-off of debt issuance costs	1,914

Net cash flows from operating activities	$211,004

RISK FACTORS

Before you buy the convertible debentures, you should know that making such an investment involves significant risks, including the risks described below. You should carefully consider the factors described below in addition to the remainder of this prospectus supplement, the accompanying prospectus and the information incorporated by reference before purchasing the convertible debentures. These risks are not the only ones that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business, financial condition or results of operations. In such cases, you may lose all or part of your investment.

Risks Relating to our Business

Federal and state healthcare legislation has significantly impacted our business, and future legislation and regulations are likely to affect us.

In recent years, federal legislation has resulted in major changes in the healthcare system, which significantly affected healthcare providers. The Balanced Budget Act of 1997, or BBA, sought to achieve a balanced federal budget by, among other things, changing the reimbursement policies applicable to various healthcare providers. In a significant change for the skilled nursing facility industry, the BBA provided for the introduction in 1998 of the prospective payment system, or PPS, for Medicare-eligible residents of skilled nursing facilities. Prior to PPS, skilled nursing facilities under Medicare received cost-based reimbursement. Under PPS, Medicare pays skilled nursing facilities a fixed fee per patient per day based upon the acuity level of the resident, covering substantially all items and services furnished during a Medicare-covered stay, including pharmacy services. PPS resulted in a significant reduction of reimbursement to skilled nursing facilities. Admissions of Medicare residents, particularly those requiring complex care, declined in many skilled nursing facilities due to concerns relating to the adequacy of reimbursement under PPS. This caused a weakness in Medicare census leading to a significant reduction of overall occupancy in the skilled nursing facilities we served. This decline in occupancy and acuity levels adversely impacted our results beginning in 1999, as we experienced lower utilization of our services, coupled with PPS-related pricing pressure from our skilled nursing facility customers. The BBA also imposed numerous other cost-saving measures affecting Medicare skilled nursing facility services.

In 1999 and 2000, Congress sought to restore some of the reductions in reimbursement resulting from PPS. We believe this legislation improved the financial condition of skilled nursing facilities and provided incentives to increase occupancy and Medicare admissions, particularly among the more acutely ill. While certain of the payment increases mandated by these laws expired October 1, 2002, one provision gave skilled nursing facilities a temporary rate increase for certain high-acuity patients, including medically-complex patients with generally higher pharmacy costs, beginning April 1, 2000 and ending when the Centers for Medicare & Medicaid Services, or CMS, implements a refined resource utilization group, or RUG, patient classification system that better accounts for medically-complex patients. For several years, CMS did not implement such refinements, thus continuing the additional rate increases for certain high-acuity patients through federal fiscal year 2005. On July 28, 2005, CMS issued, and on August 4, 2005 published in the Federal Register, its final SNF PPS rule for fiscal year 2006. Under the rule, CMS added nine patient classification categories to the PPS patient classification system, thus triggering the expiration of the high-acuity payment add-ons. However, CMS estimates that the rule will have no net financial impact on SNFs in fiscal year 2006 because the $1.02 billion reduction from the expiration of the add-on payments will be more than offset by a $510 million increase in the nursing case-mix weight for all of the RUG categories and a $530 million increase associated with various updates to the payment rates (including updates to the wage and market basket indexes), resulting in a $20 million overall increase in payments for fiscal year 2006. The new patient classification refinements will be effective on January 1, 2006, and the market basket increase became effective October 1, 2005. While the fiscal year 2006 SNF PPS rates will not decrease payments to skilled nursing facilities, the loss of revenues associated with future changes in skilled nursing facility payment rates could, in the future, have an adverse effect on the financial condition of our skilled nursing facility clients which could, in turn, adversely affect the timing or level of their payments to us.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which includes a major expansion of the Medicare prescription drug benefit under a new Medicare Part D. Until the Part D benefit goes into effect on January 1, 2006, Medicare beneficiaries can receive assistance with their outpatient prescription drug costs through a new prescription drug discount card program, which began in June 2004, and which gives enrollees access to negotiated discounted prices for prescription drugs.

Under the new prescription drug benefit, Medicare beneficiaries may enroll in prescription drug plans offered by private entities (or in a “fallback” plan offered on behalf of the government through a contractor, to the extent private entities fail to offer a plan in a given area), which will provide coverage of outpatient prescription drugs (collectively, “Part D Plans”). Part D Plans will include both plans providing the drug benefit on a stand alone basis and Medicare Advantage plans providing drug coverage as a supplement to an existing medical benefit under that Medicare Advantage plan, most commonly a health maintenance organization plan. Medicare beneficiaries generally will have to pay a premium to enroll in a Part D Plan, with the premium amount varying from plan to plan, although CMS will provide various federal subsidies to Part D Plans to reduce the cost to beneficiaries. Medicare beneficiaries who are also entitled to benefits under a state Medicaid program (so-called “dual eligibles”) will have their prescription drug costs covered by the new Medicare drug benefit, including the nursing home residents we serve, whose drug costs are currently covered by state Medicaid programs.

CMS will provide premium and cost-sharing subsidies to Part D Plans with respect to dual eligible residents of nursing homes. Therefore, such dual eligibles will not be required to pay a premium for enrollment in a Part D Plan, so long as the premium for the Part D Plan in which they are enrolled is at or below the premium subsidy. Dual eligible residents of nursing homes will be entitled to have their entire prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary, or an exception to the plan’s formulary is granted. CMS has reviewed the formularies of Part D Plans and has indicated that it will require their formularies to include the types of drugs most commonly needed by Medicare beneficiaries. CMS also will ensure and that plans’ formulary exceptions criteria provide for coverage of drugs determined by the plan to be medically necessary for the enrollee.

Pursuant to the Part D final rule, we will obtain reimbursement for drugs we provide to enrollees of a given Part D Plan in accordance with the terms of agreements negotiated between us and that Part D Plan. We have negotiated such agreements with many Part D Plan sponsors under which we will provide drugs and associated services to their enrollees. We continue to negotiate agreements with other Part D Plans. Until all such agreements are finalized and Medicare beneficiaries enroll in the plans, including national, regional and local plans, we will not be able to determine the impact of the new Part D drug benefit on our results of operations or financial condition. The MMA will not change the manner in which Medicare pays for drugs for Medicare beneficiaries covered in a Part A stay. We will continue to receive reimbursement for drugs provided to such residents from the skilled nursing facilities, in accordance with the terms of the agreements we have negotiated with each skilled nursing facility.

Our contractual relationships with pharmaceutical manufacturers can include rebates and other forms of price concessions on the products we purchase. On November 28, 2005 CMS posted to the “Questions and Answers” portion of its website a statement to the effect that it has significant concerns about the continued payment of certain rebates by pharmaceutical manufacturers to long-term care pharmacies with respect to prescriptions dispensed under the new Medicare Part D prescription drug benefit, and that it is examining this issue closely. We believe that our contracts with pharmaceutical manufacturers are legally and economically valid arrangements that bring value to the healthcare system and the patients that we serve. However, there can be no assurance that, if these price concessions were no longer provided to us, there would not be a material adverse effect on our business or results of operations.

CMS has issued other subregulatory guidance on many aspects of the final Part D rule, including the provision of pharmaceutical services to long-term care residents, and the agency will continue to issue guidance as the new program is implemented. We are continuing to monitor implementation of the new Part D benefit, and cannot predict the ultimate effect of the final rule or the outcome of other potential developments relating to its implementation on our business or results of operations.

The MMA also reforms the Medicare Part B prescription drug payment methodology. With certain exceptions, in 2004 most Part B drugs were reimbursed at 85 percent of the April 1, 2003 average wholesale price. In 2005, Medicare Part B payment generally equals 106 percent of the lesser of (i) the wholesale acquisition cost of the product, or (ii) the average sales price, or ASP, of the product, with certain exceptions and adjustments. More significant reforms are planned for 2006, when most drugs will be reimbursed under either an ASP methodology or under a “competitive acquisition program.” Our revenues for drugs dispensed under Medicare Part B are not significant in comparison to total revenues. The MMA also includes provisions that will institute administrative reforms designed to improve Medicare program operations. It is uncertain at this time the impact that the MMA’s legislative reforms or future Medicare reform legislation ultimately will have on us.

Discounted average wholesale price, or AWP, plus a dispensing fee is the basis for many state Medicaid programs’ reimbursement of drugs to pharmacy providers for Medicaid beneficiaries generally as well as under certain private reimbursement programs. If government or private health insurance programs discontinue or modify the use of AWP or otherwise implement payment methods that reduce the reimbursement for drugs and biologicals, it could adversely affect our level of reimbursement.

With respect to Medicaid, the BBA repealed the “Boren Amendment” federal payment standard for Medicaid payments to Medicaid nursing facilities, effective October 1, 1997, giving states greater latitude in setting payment rates for such facilities. The law also granted states greater flexibility to establish Medicaid managed care programs without the need to obtain a federal waiver. Although these waiver programs generally exempt institutional care, including nursing facilities and institutional pharmacy services, some states do use managed care principles in their long-term care programs. Moreover, no assurances can be given that additional Medicaid programs ultimately will not change the reimbursement system for long-term care, including pharmacy services, from fee-for-service to managed care negotiated or capitated rates. Our operations have not been adversely affected in states with managed care programs in effect. In addition, some states continue to face budget shortfalls, and most states are taking steps to implement cost controls within their Medicaid programs. Likewise, the federal government may consider changes to Medicaid designed to rein in program spending. A Medicaid Commission has been established to advise the Secretary of HHS on, among other things, ways to achieve $10 billion in Medicaid savings over five years. In addition, Congress is considering various proposals to reduce Medicaid spending. There can be no assurance that future changes in Medicaid payments to pharmacies, nursing facilities or managed care systems will not have an adverse impact on our business. While we have endeavored to adjust to these pricing pressures to date, these pressures are likely to continue or escalate, particularly if economic recovery does not emerge, and there can be no assurance that such occurrence will not have an adverse impact on our business.

Further, in order to rein in healthcare costs, we anticipate that federal and state governments will continue to review and assess alternate healthcare delivery systems, payment methodologies and operational requirements for healthcare providers, including long-term care facilities and pharmacies. Given the continuous debate regarding the cost of healthcare, managed care and other healthcare issues, we cannot predict with any degree of certainty what additional healthcare initiatives, if any, will be implemented or the effect any future legislation or regulation will have on our business. Longer term, funding for federal and state healthcare programs must consider the aging of the population and the growth in enrollees as eligibility is expanded; the escalation in drug costs owing to higher drug utilization among seniors and the introduction of new, more efficacious but also more expensive medications; the implementation of the Medicare drug benefit for seniors; and the long-term financing of the entire Medicare program. Given competing national priorities, it remains difficult to predict the outcome and impact on us of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs. Further, Medicaid and/or Medicare payment rates for pharmaceutical supplies and services may not continue to be based on current methodologies or remain comparable to present levels. Any future healthcare legislation or regulation may adversely affect our business.

Risks Relating to this Offering

We have substantial outstanding debt and we could incur more debt in the future. Any failure to meet our debt obligations would adversely affect our business and financial condition.

At September 30, 2005, on a pro forma basis after giving effect to this offering, the concurrent financing transactions and the use of the net proceeds therefrom, and assuming that 100% of our 8.125% notes are purchased in the related tender offer, our total consolidated long-term debt (including current maturities) would have been approximately $3.1 billion, accounting for approximately 52.1% of our total capitalization. In addition, we and our subsidiaries may be able to incur substantial additional debt in the future. The indentures governing our outstanding notes and the notes offered in the concurrent notes offering contain restrictions on our incurrence of additional debt. These restrictions, however, are subject to a number of qualifications and exceptions, and under certain circumstances, we could incur substantial additional indebtedness in compliance with these restrictions. Moreover, these restrictions do not prevent us from incurring obligations that do not constitute debt under the indentures.

The degree to which we are leveraged could have important consequences to you, including:

•	a substantial portion of our cash flow from operations will be required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	our ability to obtain additional financing in the future may be impaired;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

•	our degree of leverage may make us more vulnerable in the event of a downturn in our business or in our industry or the economy in general.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under credit facilities in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we would be able to refinance any of our debt on commercially reasonable terms or at all.

The convertible debentures will be effectively subordinated to any existing and future secured indebtedness and structurally subordinated to existing and future liabilities and other indebtedness of our subsidiaries, other than the Guarantor.

The convertible debentures will be our general, unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. As a result, the convertible debentures will be effectively subordinated to any secured indebtedness we may have to the extent of the value of the assets securing such indebtedness and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries, other than the Guarantor. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. The convertible debentures do not restrict us or our subsidiaries from incurring indebtedness, including senior secured indebtedness in the future, nor do they limit the amount of indebtedness we can issue that is equal in right of payment.

Your ability to enforce the guarantee of the convertible debentures may be limited.

Although the convertible debentures are our obligations, they will be unconditionally guaranteed on a senior unsecured basis by the Guarantor. The performance by the Guarantor of its obligations with respect to its guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of the Guarantor. Under these statutes, if a court were to find under relevant federal and state fraudulent conveyance statutes that the Guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the convertible debentures, and that, at the time of such incurrence, the Guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant; (iii) was engaged in a business or transaction for which the assets remaining with the Guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the Guarantor’s obligations under its guarantee, recover payments made under the guarantee, subordinate the guarantee to the other indebtedness of the Guarantor or take other action detrimental to the holders of the convertible debentures.

The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all that company’s property or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the guarantee, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the guarantee, to the claims of all existing and future creditors on similar grounds. The guarantee also could be subject to the claim that, since the guarantee was incurred for the benefit of Omnicare and only indirectly for the benefit of the Guarantor, the obligations of the Guarantor under the guarantee were incurred for less than reasonably equivalent value or fair consideration.

There can be no assurance as to what standard a court would apply in order to determine whether the Guarantor was “insolvent” upon the sale of the convertible debentures or at any other time it finds relevant or that, regardless of the method of valuation, a court would not determine that the Guarantor was insolvent upon consummation of the sale of the convertible debentures or at such other time.

We conduct most of our operations through, and depend on funds from, our subsidiaries. Creditors of our subsidiaries, other than the Guarantor, will have priority as to our subsidiaries’ assets.

We are a holding company and hold most of our assets at, and conduct most of our operations through, direct and indirect subsidiaries. As a holding company, our results of operations depend on the results of operations of our subsidiaries. Moreover, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including payment of principal and interest on the convertible debentures. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of such subsidiaries.

The claims of creditors of our subsidiaries, other than the Guarantor, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of our creditors, including the holders of convertible debentures. At September 30, 2005, after giving pro forma effect to the offering of convertible debentures here, the concurrent offerings and the use of proceeds therefrom, and assuming the tender of 100% of the outstanding principal amount of our 8.125% senior subordinated notes in the related tender offer, the aggregate amount of debt, including trade payables and excluding intercompany payables, of our subsidiaries, other than the Guarantor, would have been approximately $2.3 billion, including the guarantees of our 6.125% senior subordinated notes due 2013 and the guarantees of the notes being offered concurrently herewith.

The terms of the convertible debentures will not contain restrictive covenants and provide only limited protection in the event of a change of control.

The indenture under which the convertible debentures will be issued will not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, may not protect you in the event of a highly leveraged transaction or other similar transaction. The requirement that we offer to repurchase the convertible debentures upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Debentures—Repurchase at the Option of the Holder—Fundamental Change Put.” Similarly, the circumstances under which we are required to adjust the conversion rate upon the occurrence of a “non-stock change of control” are limited to circumstances where a convertible debenture is converted in connection with such a transaction as set forth under “Description of the Debentures—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control.”

Accordingly, subject to restrictions contained in our other debt agreements, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of the convertible debentures and common stock but would not constitute a fundamental change under the convertible debentures.

We may be unable to repurchase the convertible debentures for cash when required by the holders, including following a fundamental change.

Holders of the convertible debentures have the right to require us to repurchase the convertible debentures on a specified date or upon the occurrence of a fundamental change prior to maturity as described under “Description of the Debentures—Repurchase at the Option of the Holder—Optional Put” and “—Fundamental Change Put.” Any of our future debt agreements may contain a similar provision. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the convertible debentures in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time, including our senior credit facility, which will limit our ability to purchase the convertible debentures for cash in certain circumstances. If we fail to repurchase the convertible debentures for cash as required by the indenture, it would constitute an event of default under the indenture governing the convertible debentures, which, in turn, would constitute an event of default under our senior credit facility and our other indebtedness, including our 6.125% notes, our 8.125% notes and the notes being offered in our concurrent offering of notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the convertible debentures.

Upon the occurrence of a fundamental change, you have the right to require us to offer to repurchase the convertible debentures. However, the fundamental change provisions will not afford protection to holders of the convertible debentures in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the convertible debentures. In the event of any such transaction, the holders would not have the right to require us to repurchase the convertible debentures, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of the convertible debentures.

The repurchase rights in the convertible debentures triggered by a fundamental change could discourage an acquisition of us by a third party.

Certain provisions of the convertible debentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible debentures will have the right, at their option, to require us to repurchase all of their convertible debentures or any portion of the principal amount of such convertible debentures in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

The adjustment to the conversion rate upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option value of your convertible debentures as a result of such fundamental change.

If certain types of fundamental changes occur on or prior to December 15, 2015, we will increase, for the time period described herein, the conversion rate by a number of additional shares for any convertible debentures converted in connection with such fundamental change. The number of additional shares to be issued will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of the Debentures—Conversion Rights—Adjustment to Conversion Price Upon Certain Fundamental Changes.” Although this adjustment is designed to compensate you for the lost option value of your convertible debentures as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value based upon assumptions made on the date of this prospectus supplement and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $59.72 or more than $155.00 (subject to adjustment), there will be no such adjustment. Our obligation to increase the conversion rate by a number of additional shares upon a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies. In addition, in certain circumstances, upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of the Debentures—Conversion Rights—Conversion After a Public Acquiror Change of Control.”

There is currently no public market for the convertible debentures, and an active trading market may not develop for the convertible debentures. The failure of a market to develop for the convertible debentures could adversely affect the liquidity and value of your convertible debentures.

The convertible debentures are a new issue of securities, and there is no existing market for the convertible debentures. We do not intend to apply for listing of the convertible debentures on any securities exchange or for quotation of the convertible debentures on any automated dealer quotation system. We have been advised by the underwriters that following the completion of the offering, certain of the underwriters currently intend to make a market in the convertible debentures. However, they are not obligated to do so and any market-making activities with respect to the convertible debentures may be discontinued by them at any time without notice. In addition, any market-making activity will be subject to limits imposed by law. A market may not develop for the convertible debentures, and there can be no assurance as to the liquidity of any market that may develop for the convertible debentures. If an active, liquid market does not develop for the convertible debentures, the market price and liquidity of the convertible debentures may be adversely affected. If any of the convertible debentures are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the convertible debentures will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the convertible debentures will be subject to disruptions which may have a negative effect on the holders of the convertible debentures, regardless of our operating results, financial performance or prospects.

The conditional conversion feature of the convertible debentures could result in your receiving less than the value of the common stock into which a convertible debenture is convertible.

The convertible debentures are convertible into shares of our common stock only if specified conditions are met. If these conditions are not met, you will not be able to convert your convertible debentures, and you may not be able to receive the value of the common stock into which the convertible debentures would otherwise be convertible. The contingent conversion feature could also adversely affect the value and the trading prices of the convertible debentures.

Fluctuations in the stock market as well as general economic and market conditions may harm the market price of our common stock, and therefore the price of the convertible debentures, and this may make it difficult for you to resell the convertible debentures or common stock issuable upon conversion of the convertible debentures when you want or at prices you find attractive.

The market price of our common stock has been subject to significant fluctuation. The market price of our common stock may continue to be subject to significant fluctuations in response to operating results and other factors, including:

•	actual or anticipated quarterly fluctuations in our financial results, particularly if they differ from investors’ expectations;

•	changes in financial estimates and recommendations by securities analysts;

•	general economic, market and political conditions, including war or acts of terrorism, not related to our business;

•	actions of our competitors and changes in the market valuations, strategy and capability of our competitors;

•	our ability to successfully integrate acquisitions and consolidations; and

•	changes in healthcare regulations and the prospects of our industry.

In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, may harm the market price of our common stock, regardless of our operating results.

The substantial number of shares of our common stock that could be available for sale in the future could cause the market price of our common stock, and therefore the value of the convertible debentures, to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our common stock and the value of the convertible debentures to decline. These sales and issuances might impair our ability to raise capital through the sale of additional equity securities in the future at a time and at a price that we deem appropriate because investors could purchase shares in the public market instead of directly from us. Upon completion of our concurrent offering of common stock, we will have 119,837,432 shares of common stock outstanding. All shares sold in the concurrent offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended. In addition, in connection with our acquisition strategy, we may issue shares of our common stock as consideration in certain acquisition transactions. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock will have on the trading price of our common stock or the value of the convertible debentures.

Upon conversion of the convertible debentures, we will pay cash in lieu of issuing shares of our common stock with respect to an amount up to the principal amount of convertible debentures converted and shares of our common stock with respect to the conversion value in excess thereof. Therefore, holders of the convertible debentures may receive no shares of our common stock.

Upon conversion, we will pay cash in lieu of issuing shares of our common stock with respect to an amount up to the principal amount of Debentures converted and shares of our common stock with respect to the conversion value in excess thereof, based on a daily conversion value (as defined herein) calculated based on a proportionate basis for each day of the 20 trading-day cash settlement averaging period. See “Description of the

Debentures—Conversion Rights— Settlement Upon Conversion.” Accordingly, upon conversion of a convertible debenture, holders may not receive any shares of our common stock. Further, our liquidity may be reduced upon conversion of the convertible debentures. In addition, in the event of our bankruptcy, insolvency or certain similar proceedings during the cash settlement averaging period (as defined herein), there is a risk that a bankruptcy court may decide a holder’s claim to receive such cash and shares could be subordinated to the claims of our creditors as a result of such holder’s claim being treated as an equity claim in bankruptcy.

The conversion rate of the convertible debentures may not be adjusted for all dilutive events that may adversely affect the trading price of the convertible debentures or the common stock issuable upon conversion of the convertible debentures.

The conversion rate of the convertible debentures is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events that may adversely affect the trading price of the convertible debentures or the common stock issuable upon conversion of the convertible debentures.

If you hold convertible debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold convertible debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your convertible debentures and, in limited cases, under the conversion rate adjustments applicable to the convertible debentures. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Anti-takeover provisions under Delaware law, in our governing documents and under our shareholder rights plan may make an acquisition of us more difficult.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change of control would be beneficial to our stockholders. We also have adopted a shareholder rights plan, commonly known as a “poison pill,” which could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirors. In addition, the terms of our stock option plans may discourage, delay or prevent a change in control of our company.

Certain provisions of our charter also may make an acquisition of us more difficult. Our charter authorizes the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive. Our charter also provides that a vote of a majority of disinterested stockholders is required in connection with certain transactions involving any stockholder holding 10% or more of our voting stock. In addition, our charter requires a vote of two-thirds of the stockholders to remove a director without cause as well as to amend sections of our charter relating to the removal of directors, the ability of our board of directors to amend the by-laws, the fair price provisions and the elimination of director liability.

The provisions which we have summarized above may reduce the market value of our common stock.

You should consider the U.S. federal income tax consequences of owning the convertible debentures.

We intend to treat the convertible debentures as indebtedness subject to the regulations governing contingent payment debt instruments, or the CPDI regulations, for U.S. federal income tax purposes. Each holder agrees in the indenture to treat the convertible debentures as indebtedness subject to the CPDI regulations for U.S. federal income tax purposes. As a result of such treatment, a holder may recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the convertible debentures. The application of the CPDI regulations to instruments such as the convertible debentures is uncertain in several significant respects, and, as a result, no assurance can be given that the Internal Revenue Service or a court will agree with the treatment described herein, and no ruling will be obtained from the Internal Revenue Service concerning the application of the CPDI regulations to the convertible debentures. Any differing treatment could materially affect the amount, timing and character of income, gain or loss in respect of an investment in the convertible debentures. In particular, a holder might be required to accrue interest income at a higher or lower rate or at an earlier or later date than described herein, might not recognize income, gain or loss upon conversion of the convertible debentures into shares of our common stock, might recognize capital gain or loss upon a taxable disposition of the convertible debentures, might have a longer holding period in our common stock acquired upon conversion, and might have an adjusted tax basis in the convertible debentures or our common stock acquired upon conversion of a convertible debenture materially different than discussed herein. Please read “Material United States Federal Income Tax Considerations” in this prospectus supplement.

You may have to pay taxes with respect to some distributions on our common stock that result in adjustments to the conversion rate.

The conversion rate of the convertible debentures is subject to adjustment for certain events arising from stock subdivisions, combinations, and reclassifications, stock dividends, cash dividends and certain other actions by us that modify our capital structure. See “Description of the Convertible Debentures—Conversion Rights—Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. In addition, non-U.S. holders of the convertible debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considerations.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $826.0 million (or approximately $950.3 million if the underwriters exercise their option to purchase additional convertible debentures in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering of convertible debentures to repurchase any and all of the outstanding principal amount of our 8.125% notes and make related consent payments pursuant to our tender offer and consent solicitation. We intend to use the remaining portion of the net proceeds from this offering, as well as the net proceeds of the concurrent offering of common stock and substantially all of the net proceeds of the concurrent offering of notes, to repay our 364-day loan facility, which had an aggregate outstanding amount of $1.9 billion at September 30, 2005. The loan facility was used to finance the NeighborCare acquisition and the repayment of related debt, as well as the acquisition of excelleRx, Inc. and RxCrossroads, L.L.C. Interest on the outstanding balances of the 364-day loan facility is payable, at our option, (1) at a Eurodollar Base Rate (as defined in the loan facility) plus a margin of 0.75% or (2) at an Alternate Base Rate (as defined in the loan facility). The amounts outstanding under the 364-day loan facility were drawn at various intervals during the third quarter of 2005, with each separate borrowing having a slightly different interest rate based on the timing of the borrowing. The weighted average interest rate on the 364-day loan facility was 4.55% at September 30, 2005. The remaining proceeds from the concurrent offering of notes will be used for general corporate purposes. Completion of this offering of convertible securities is conditioned on the completion of our concurrent offerings of notes and common stock. The consummation of the tender offer and consent solicitation is not a condition to the closing of this offering or our concurrent offerings of notes and common stock. See “Description of Concurrent Financing Transactions” for more information.

Certain affiliates of J.P. Morgan Securities Inc., Lehman Brothers Inc., CIBC World Markets Corp., SunTrust Capital Markets, Inc., Wachovia Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under the 364-day loan facility and as such will receive a portion of the proceeds of this offering, which will be used in the repayment of the 364-day loan facility.

We expect the sources and uses of funds from these transactions to be:

Amount (in thousands)(1)
Sources of Funds:
6 3/4% senior subordinated notes, due 2013	$225,000
6 7/8% senior subordinated notes, due 2015	525,000
3.25% senior convertible debentures, due 2035 offered hereby	850,000
Common stock	765,909

Total Sources	$2,365,909

Use of Funds:
Repay 364-day loan facility, including accrued interest and premium	$1,904,094
Repurchase 8.125% senior subordinated notes, due 2011, including accrued interest (2)	376,270
Estimated offering expenses and professional fees (3)	84,163
Addition for cash	1,382

Total Uses	$2,365,909

(1)	As of September 30, 2005.
(2)	Assumes that 100% of our 8.125% notes are purchased in the related tender offer.
(3)	Includes approximately $18.2 million for the tender premium for our 8.125% notes.

CAPITALIZATION

This table sets forth our consolidated capitalization at September 30, 2005:

•	on an historical basis;

•	as adjusted to reflect the sale of our convertible debentures in this offering and the concurrent offerings of common stock and notes and the application of the net proceeds therefrom (excluding the repurchase of our outstanding 8.125% notes in the tender offer); and

•	as further adjusted to reflect the repurchase of all outstanding 8.125% notes, assuming that 100% of our 8.125% notes are purchased in the tender offer.

	Historical as of September 30, 2005	As Adjusted for this Offering and the Financing Transactions	As Adjusted for this Offering and the Financing Transactions and Repurchase of 8.125% Notes
	(in thousands, except share data)
Current debt (including $1.9 billion drawn on 364-day loan facility)	$1,905,389	$5,389	$5,389

Long-term debt, excluding current portion:
Long-term debt (including $700 million senior term A loan facility and amounts drawn on $800 million revolving credit facility)	939,519	939,519	939,519
8.125% senior subordinated notes, due 2011	375,000	375,000	—
6 3/4% senior subordinated notes, due 2013	—	225,000	225,000
6.125% senior subordinated notes, net, due 2013	231,554	231,554	231,554
6 7/8% senior subordinated notes, due 2015	—	525,000	525,000
4.00% junior subordinated convertible debentures, due 2033	345,000	345,000	345,000
3.25% senior convertible debentures, due 2035, offered hereby	—	850,000	850,000

Total long-term debt, excluding current portion	1,891,073	3,491,073	3,116,073

Total debt	3,796,462	3,496,462	3,121,462

Stockholders’ equity:
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding as of September 30, 2005	—	—	—
Common stock, $1 par value, 200,000,000 shares authorized, 109,328,500 shares issued and outstanding as of September 30, 2005, and 122,153,500 shares issued as adjusted	109,328	122,153	122,153
Paid-in capital	1,118,646	1,846,245	1,846,245
Retained earnings	1,082,064	1,082,064	1,066,285
Treasury stock—at cost (2,746,100 shares as of September 30, 2005)	(78,381)	(78,381)	(78,381)
Deferred compensation	(70,551)	(70,551)	(70,551)
Accumulated other comprehensive income	(10,921)	(10,921)	(10,921)

Total stockholders’ equity	2,150,185	2,890,609	2,874,830

Total capitalization	$5,946,647	$6,387,071	$5,996,292

COMMON STOCK PRICE RANGE

Our common stock is traded on the New York Stock Exchange under the symbol “OCR.” The following table sets forth for the periods indicated below the reported high and low sales prices of our common stock as reported on the New York Stock Exchange.

	High	Low
2003
First Quarter	$27.55	$23.09
Second Quarter	$34.30	$24.52
Third Quarter	$36.90	$32.63
Fourth Quarter	$42.07	$35.50
2004
First Quarter	$47.43	$40.21
Second Quarter	$44.97	$37.55
Third Quarter	$42.48	$25.05
Fourth Quarter	$34.85	$26.90
2005
First Quarter	$36.28	$29.05
Second Quarter	$43.38	$32.61
Third Quarter	$57.00	$43.14
Fourth Quarter (through December 12, 2005)	$62.50	$51.38

The closing sale price of our common stock on December 12, 2005 was $59.72 per share, as reported on the New York Stock Exchange. As of November 28, 2005, there were 2,804 holders of record of our common stock. This amount does not include stockholders with shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.

DIVIDEND POLICY

On November 3, 2005, our board of directors approved a quarterly cash dividend rate of $0.0225, for an indicated annual rate of $0.09 per share for 2005, which is consistent with annual dividends paid per common share for the 2004 and 2003 years. It is presently intended that cash dividends on common shares will continue to be paid on a quarterly basis; however, future dividends are necessarily dependent upon our earnings and financial condition and other factors not currently determinable.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(in thousands, except per share data)

The unaudited pro forma consolidated statement of income data for the year ended December 31, 2004 gives effect to the acquisition of NeighborCare and the offering of convertible debentures hereby together with the concurrent financing transactions and the application of the net proceeds therefrom, assuming that 100% of our 8.125% notes are purchased in the related tender offer and that such transactions occurred on January 1, 2004. The unaudited pro forma consolidated statement of income data for the nine months ended September 30, 2005 gives pro forma effect to the acquisition of NeighborCare and this offering together with the concurrent financing transactions and the application of the net proceeds therefrom, assuming that 100% of our 8.125% notes are purchased in the related tender offer and that such transactions occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet data as of September 30, 2005 gives pro forma effect to this offering together with the concurrent financing transactions and the application of the net proceeds therefrom, assuming that 100% of our 8.125% notes are purchased in the related tender offer and that such transactions occurred on September 30, 2005. Our historical December 31, 2004 financial information is derived from our audited consolidated financial statements for the year ended December 31, 2004 and historical financial information for NeighborCare is derived from the audited consolidated financial statements of NeighborCare for the twelve months ended September 30, 2004. Our historical September 30, 2005 financial information is derived from our unaudited consolidated financial statements as of and for the nine months ended September 30, 2005. The NeighborCare financial information for the period from January 1, 2005 until July 27, 2005 is derived from unaudited financial information of NeighborCare.

The unaudited pro forma consolidated financial information should be read in conjunction with (1) our audited consolidated financial statements and related notes thereto for the year ended December 31, 2004 and our unaudited consolidated financial statements and related notes thereto for the nine-month period ended September 30, 2005, both incorporated by reference into this prospectus supplement and (2) the audited consolidated financial statements and related notes thereto of NeighborCare for the year ended September 30, 2004 and the unaudited condensed consolidated financial statements and related notes thereto of NeighborCare for the nine-month period ended June 30, 2005, both incorporated by reference into this prospectus supplement. The pro forma information is presented for illustration purposes only and does not purport to be indicative of the combined financial condition or results of operations that actually would have occurred if the acquisition of NeighborCare and this offering and the concurrent financing transactions had been effected at the dates indicated or to project future financial condition or results of operations for any future period. The pro forma information set forth below relating to the NeighborCare acquisition gives effect only to the adjustments included in the accompanying notes and does not reflect any synergies anticipated by our management.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2004

			NeighborCare Pro Forma Adjustments		Pro Forma for the NeighborCare Acquisition	Adjustments for this Offering and the Financing Transactions		Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions	8.125% Notes Repurchase Adjustments		Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions and 8.125% Notes Repurchase
	(1)	(2)
	Historical
	Omnicare	NeighborCare
Sales	$4,101,224	$1,443,583	$—		$5,544,807	$—		$5,544,807	$—		$5,544,807
Reimbursable out-of-pockets	18,667	—	—		18,667	—		18,667	—		18,667

Total net sales	4,119,891	1,443,583	—		5,563,474	—		5,563,474	—		5,563,474

Cost of sales	3,070,856	1,137,218	(40,901	)(a1)	4,167,173	—		4,167,173	—		4,167,173
Reimbursed out-of-pocket expenses	18,667	—	—		18,667	—		18,667	—		18,667

Total direct costs	3,089,523	1,137,218	(40,901)		4,185,840	—		4,185,840	—		4,185,840

Gross profit	1,030,368	306,365	40,901		1,377,634	—		1,377,634	—		1,377,634
Selling, general and administrative expenses	587,932	195,603	67,587	(a1)(a2)	861,413	—		861,413	—		861,413
			10,291	(b)
Depreciation and amortization	—	26,686	(26,686	)(a2)	—	—		—	—		—
Strategic planning, severance and other operating items	—	45,598	—		45,598	—		45,598	—		45,598
Takeover defense expenses	—	18,223	—		18,223	—		18,223	—		18,223

Operating income	442,436	20,255	(10,291)		452,400	—		452,400	—		452,400
Investment income	3,184	—	—		3,184	—		3,184	—		3,184
Interest expense	(70,421)	(19,018)	(86,513	)(c)	(175,952)	(16,006	)(f)	(191,958)	31,592	(p)	(160,366)

Other expense	—	(4,457)	—		(4,457)	—		(4,457)	—		(4,457)

Income (loss) before income taxes	375,199	(3,220)	(96,804)		275,175 (e)	(16,006)		259,169 (o)	31,592		290,761 (v)
Income taxes	139,188	3,372	(40,481	)(d)	102,079	(5,938	)(g)	96,141	11,721	(q)	107,862

Income (loss) from continuing operations	$236,011	$(6,592)	$(56,323)		$173,096	$(10,068)		$163,028	$19,871		$182,899

Earnings per common share:
Basic	$2.29				$1.68			$1.40			$1.58

Diluted	$2.17				$1.61			$1.37			$1.53

Weighted average number of common shares outstanding:
Basic	103,238				103,238	12,825	(h)	116,063			116,063

Diluted	112,819				112,819	12,825	(h)	125,644			125,644

The Notes to Unaudited Pro Forma Consolidated Financial Information are an integral part of these statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005

	(3) Historical	Adjustments for this Offering and the Financing Transactions		Pro Forma for this Offering and the Financing Transactions	8.125% Notes Repurchase Adjustments		Pro Forma for this Offering and the Financing Transactions and 8.125% Notes Repurchase

ASSETS
Current assets:
Cash and cash equivalents	$204,038	$396,718	(i)	$600,756	$(395,336	)(r)	$205,420
Restricted cash	7,049	—		7,049	—		7,049
Deposits with drug wholesalers	78,972	—		78,972	—		78,972
Accounts receivable, less allowances	1,256,242	—		1,256,242	—		1,256,242
Unbilled receivables	18,656	—		18,656	—		18,656
Inventories	433,808	—		433,808	—		433,808
Deferred income tax benefits	116,656	—		116,656	—		116,656
Other current assets	193,796	—		193,796	—		193,796

Total current assets	2,309,217	396,718		2,705,935	(395,336)		2,310,599

Properties and equipment, at cost less accumulated depreciation	258,681	—		258,681	—		258,681
Goodwill	3,978,307	—		3,978,307	—		3,978,307
Other noncurrent assets	476,669	38,990	(j)	515,659	(6,148	)(s)	509,511

Total noncurrent assets	4,713,657	38,990		4,752,647	(6,148)		4,746,499

Total assets	$7,022,874	$435,708		$7,458,582	$(401,484)		$7,057,098

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$394,562	$—		$394,562	$—		$394,562
Accrued employee compensation	48,858	—		48,858	—		48,858
Deferred revenue	24,099	—		24,099	—		24,099
Current debt	1,905,389	(1,900,000	)(k)	5,389	—		5,389
Other current liabilities and income taxes payable	194,265	(4,716	)(l)	189,549	(10,705	)(t)	178,844

Total current liabilities	2,567,173	(1,904,716)		662,457	(10,705)		651,752

Long-term debt	939,519	—		939,519			939,519
8.125% senior subordinated notes, due 2011	375,000	—		375,000	(375,000	)(r)	—
6 3/4% senior subordinated notes, due 2013		225,000	(m)	225,000			225,000
6 7/8% senior subordinated notes, due 2015	—	525,000	(m)	525,000	—		525,000
6.125% senior subordinated notes, net, due 2013	231,554	—		231,554	—		231,554
4.00% junior subordinated convertible debentures, due 2033	345,000	—		345,000	—		345,000
3.25% senior convertible debentures, due 2035	—	850,000	(m)	850,000	—		850,000
Deferred income tax liabilities	241,841	—		241,841	—		241,841
Other noncurrent liabilities	172,602	—		172,602	—		172,602

Total noncurrent liabilities	2,305,516	1,600,000		3,905,516	(375,000)		3,530,516

Total liabilities	4,872,689	(304,716)		4,567,973	(385,705)		4,182,268

Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	109,328	12,825	(n)	122,153	—		122,153
Paid-in capital	1,118,646	727,599	(n)	1,846,245	—		1,846,245
Retained earnings	1,082,064	—		1,082,064	(15,779	)(u)	1,066,285
Treasury stock, at cost	(78,381)	—		(78,381)	—		(78,381)
Deferred compensation	(70,551)	—		(70,551)	—		(70,551)
Accumulated other comprehensive income	(10,921)	—		(10,921)	—		(10,921)

Total stockholders’ equity	2,150,185	740,424		2,890,609	(15,779)		2,874,830

Total liabilities and stockholders’ equity	$7,022,874	$435,708		$7,458,582	$(401,484)		$7,057,098

The Notes to Unaudited Pro Forma Consolidated Financial Information are an integral part of these statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2005

	(3)	(4)	NeighborCare Pro Forma Adjustments		Pro Forma for the NeighborCare Acquisition	Adjustments for this Offering and the Financing Transactions		Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions	8.125% Notes Repurchase Adjustments		Pro Forma for the NeighborCare Acquisition and this Offering and the Financing Transactions and 8.125% Notes Repurchase
	Historical
	Omnicare	NeighborCare
Sales	$3,652,268	$927,649	$—		$4,579,917	$—		$4,579,917	$—		$4,579,917
Reimbursable out-of-pockets	22,252	—	—		22,252	—		22,252	—		22,252

Total net sales	3,674,520	927,649	—		4,602,169	—		4,602,169	—		4,602,169

Cost of sales	2,747,027	754,638	(29,568	)(a1)	3,472,097	—		3,472,097	—		3,472,097
Reimbursed out-of-pocket expenses	22,252	—	—		22,252	—		22,252	—		22,252

Total direct costs	2,769,279	754,638	(29,568)		3,494,349	—		3,494,349	—		3,494,349

Gross profit	905,241	173,011	29,568		1,107,820	—		1,107,820	—		1,107,820
Selling, general and administrative expenses	527,724	144,167	29,568	(a1)	706,419	—		706,419	—		706,419
			4,960	(b)
Restructuring and other related charges	8,950	—	—		8,950	—		8,950	—		8,950
Strategic planning, severance and other operating items	—	266	—		266	—		266	—		266
Takeover defense expenses	—	6,901	—		6,901	—		6,901	—		6,901

Operating income	368,567	21,677	(4,960)		385,284	—		385,284	—		385,284
Investment income	3,456	—			3,456	—		3,456	—		3,456
Interest expense	(87,215)	(10,833)	(32,881	)(c)	(130,929)	(8,932	)(f)	(139,861)	23,631	(p)	(116,230)

Other expense	—	(2,652)	—		(2,652)	—		(2,652)	—		(2,652)

Income before income taxes	284,808	8,192	(37,841)		255,159 (e)	(8,932)		246,227 (o)	23,631		269,858 (v)
Income taxes	106,582	12,595	(23,690	)(d)	95,487	(3,342	)(g)	92,145	8,843	(q)	100,988

Net income (loss)	$178,226	$(4,403)	$(14,151)		$159,672	$(5,590)		$154,082	$14,788		$168,870

Earnings per common share:
Basic	$1.74				$1.56			$1.34			$1.46

Diluted	$1.67				$1.50			$1.30			$1.42

Weighted average number of common shares outstanding:
Basic	102,481				102,481	12,825	(h)	115,306			115,306

Diluted	107,593				107,593	12,825	(h)	120,418			120,418

The Notes to Unaudited Pro Forma Consolidated Financial Information are an integral part of these statements.

Notes to Unaudited Pro Forma Consolidated Financial Information

(In thousands, except ratios)

Historical Data:

(1)	This column is derived from the audited consolidated financial statements of Omnicare, Inc. (“Company”) for the year ended December 31, 2004.

(2)	This column is derived from the audited consolidated financial statements of NeighborCare, Inc. (“NeighborCare”) for the year ended September 30, 2004.

(3)	This column is derived from the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2005. The results of NeighborCare are included in the Company’s consolidated results from the date of acquisition of July 28, 2005.

(4)	This column is derived from NeighborCare’s unaudited statement of operations for the period from January 1, 2005 to July 27, 2005.

Pro Forma Adjustments:

Relating to the NeighborCare Acquisition:

(a)	To reclassify historical NeighborCare balances to conform with the Company’s presentation, which includes the following:

(a1)	To reclassify NeighborCare’s delivery expenses out of cost of sales and into selling, general and administrative expenses.

(a2)	To reclassify NeighborCare’s nonproduction depreciation and amortization to selling, general and administrative expenses.

(b)	To record the net increase in amortization expense related to the estimated increase in separately identifiable intangible assets of approximately $153 million, with an estimated useful life of twelve years, resulting from the NeighborCare acquisition. The Company is currently having a valuation of identifiable intangible assets performed by an independent valuation firm, so the final identifiable intangible assets and related amortization expense are subject to change based on the outcome of the valuation work.

(c)	To (increase) / decrease interest expense for the following:

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Decrease in interest expense for the payoff of certain Omnicare, Inc. and NeighborCare, Inc. debt, relating to refinancing activities associated with the NeighborCare acquisition, as if it had been repaid as of January 1, 2004. This reduction includes interest expense, amortization of deferred financing fees and commitment fees; less deferred financing fees written off	$24,068	$26,774

Record interest expense at 4.49% for the five-year revolving credit facility and the five-year senior term A facility, and 4.55% for the 364-day facility, relating to the $2,225,232 of debt borrowed on the $2.9 billion commitment letter to fund the NeighborCare acquisition, and assumed to be outstanding at January 1, 2004 (annual interest expense would change by approximately $22,252 for each 1% change in the interest rate)	(100,753)	(57,415)

Record interest expense for the commitment fee on the undrawn portion of the Company’s five-year revolving credit facility component of its new credit facilities at an assumed rate of 0.175%	(1,181)	(673)

Record amortization of new debt issuance costs as if the debt was outstanding as of January 1, 2004	(8,647)	(1,567)

	$(86,513)	$(32,881)

(d)	To record the net effect of eliminating NeighborCare’s historical tax provision, establishing NeighborCare’s tax provision at the Company’s effective tax rate based on its historical results presented and to record the tax effect of the net pro forma adjustments at the Company’s effective tax rate.

(e)	The following is a pro forma computation of the ratio of earnings to fixed charges to present the pro forma effect of the NeighborCare acquisition for the noted periods:

Pro forma Computation of Ratio of Earnings to Fixed Charges:

	Year Ended December 31, 2004		Nine Months Ended September 30, 2005
Income from Continuing Operations before Income Taxes	$275,175		$255,159
Add Fixed Charges:
Interest Expense	161,446		127,306
Amortization of Debt Expense	14,506		3,623
Interest Portion of Rent Expense	21,409		17,349

Adjusted Income	$472,536		$403,437

Fixed Charges:
Interest Expense	$161,446		$127,306
Amortization of Debt Expense	14,506		3,623
Interest Portion of Rent Expense	21,409		17,349

Fixed Charges	$197,361		$148,278

Ratio of Earnings to Fixed Charges (i)	2.4	x	2.7	x

(i)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

Relating to this Offering and the Financing Transactions:

(f)	To (increase) / decrease interest expense for the following:

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Eliminate net historical interest expense for the assumed payoff of the balance drawn on the Company’s 364-day loan facility	$63,700	$49,666

Record interest expense on the 6 3/4% senior subordinated notes, due 2013	(15,188)	(11,360)

Record interest expense on the 6 7/8% senior subordinated notes, due 2015	(36,094)	(26,996)

Record interest expense on the 3.25% convertible senior debentures, due 2035	(27,625)	(20,662)

Record amortization of new debt issuance costs as if the debt was outstanding as of the beginning of the period, and eliminate the debt costs related to the 364-day loan facility	(799)	420

	$(16,006)	$(8,932)

(g)	To record the tax effect of the pro forma adjustments at our historical effective tax rate of 37.1% for the year ended December 31, 2004 and 37.4% for the nine months ended September 30, 2005.

(h)	To record the assumed issuance of 12,825 of the Company’s common shares related to these offerings as if they were outstanding for the entire period.

(i)	To record the net increase in cash for the following, relating to this and the Company’s concurrent financing transactions:

Nine Months Ended September 30, 2005
Decrease in cash for the payoff of the Company’s 364-day loan facility and related debt costs	$(1,904,094)

Increase in cash for the net proceeds of the issuance of common stock	740,424

Increase in cash for the net proceeds of the 6 3/4% senior subordinated notes, due 2013	220,321

Increase in cash for the net proceeds of the 6 7/8% senior subordinated notes, due 2015	514,083

Increase in cash for the net proceeds of the 3.25% convertible senior debentures, due 2035	825,984

$396,718

(j)	To increase other noncurrent assets for the estimated net debt issuance costs for the Company’s refinancing transactions.

(k)	To record the payoff of the Company’s 364-day loan facility.

(l)	To decrease other current liabilities for the payment of unpaid debt costs related to the 364-day loan facility.

(m)	To record the 6 3/4% senior subordinated notes, due 2013, and the 6 7/8% senior subordinated notes, due 2015; and the 3.25% convertible senior debentures, due 2035, as applicable.

(n)	To record the increase in par value and additional paid-in-capital for the net proceeds from the issuance of common stock.

(o)	The following is a pro forma computation of the ratio of earnings to fixed charges to present the pro forma effect of the NeighborCare acquisition, this offering and the concurrent financing transactions for the noted periods:

Pro forma Computation of Ratio of Earnings to Fixed Charges:

	Year Ended December 31, 2004		Nine Months Ended September 30, 2005
Income from Continuing Operations before Income Taxes	$259,169		$246,227
Add Fixed Charges:
Interest Expense	176,653		136,658
Amortization of Debt Expense	15,305		3,203
Interest Portion of Rent Expense	21,409		17,349

Adjusted Income	$472,536		$403,437

Fixed Charges:
Interest Expense	$176,653		$136,658
Amortization of Debt Expense	15,305		3,203
Interest Portion of Rent Expense	21,409		17,349

Fixed Charges	$213,367		$157,210

Ratio of Earnings to Fixed Charges (i)	2.2	x	2.6	x

(i)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

Relating to the Repurchase of the 8.125% Senior Subordinated Notes:

(p)	To (increase) / decrease interest expense for the following:

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Decrease interest expense for the payoff of the 8.125% senior subordinated notes, due 2011	$30,469	$22,789

Record the net effect of the write-off of unamortized deferred debt issuance costs related to the payoff of the 8.125% senior subordinated notes, due 2011	1,123	842

	$31,592	$23,631

(q)	To record the tax effect of the pro forma adjustments at our historical effective tax rate of 37.1% for the year ended December 31, 2004 and 37.4% for the nine months ended September 30, 2005.

(r)	To record the decrease in cash for the payoff of the Company’s 8.125% senior subordinated notes, due 2011, accrued interest, associated professional fees and payment of the early redemption fee.

(s)	To write-off the unamortized deferred debt issuance costs associated with the 8.125% senior subordinated notes, due 2011.

(t)	To record the tax effect of the write-off of the unamortized deferred debt issuance costs, associated professional fees and the payment of the early redemption fee associated with the payoff of the Company’s 8.125% senior subordinated notes, due 2011, at the Company’s historical effective tax rate of 37.4% and the payment of the associated accrued interest.

(u)	To record the net of tax effect of the write-off of unamortized deferred debt issuance costs, associated professional fees and the payment of the early redemption fee related to the payoff of the Company’s 8.125% senior subordinated notes, due 2011.

(v)	The following is a pro forma computation of the ratio of earnings to fixed charges to present the pro forma effect of the NeighborCare acquisition, this offering and the concurrent financing transactions, and the repurchase of the 8.125% senior subordinated notes, due 2011, for the noted periods:

Pro forma Computation of Ratio of Earnings to Fixed Charges:

	Year Ended December 31, 2004		Nine Months Ended September 30, 2005
Income from Continuing Operations before Income Taxes	$290,761		$269,858
Add Fixed Charges:
Interest Expense	146,184		113,869
Amortization of Debt Expense	14,182		2,361
Interest Portion of Rent Expense	21,409		17,349

Adjusted Income	$472,536		$403,437

Fixed Charges:
Interest Expense	$146,184		$113,869
Amortization of Debt Expense	14,182		2,361
Interest Portion of Rent Expense	21,409		17,349

Fixed Charges	$181,775		$133,579

Ratio of Earnings to Fixed Charges (i)	2.6	x	3.0	x

(i)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

DESCRIPTION OF THE CONVERTIBLE DEBENTURES

The convertible debentures will be issued under an indenture and a supplemental indenture to be dated as of December 15, 2005, among Omnicare, Inc., as issuer, and SunTrust Bank, as trustee (together, the “indenture”). The terms of the convertible debentures include those provided in the indenture.

The following description is only a summary of the material provisions of the convertible debentures and the indenture. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as a holder of the convertible debentures. You may request a copy of the indenture as set forth under the caption “Where You Can Find More Information.”

When we refer to “Omnicare, Inc.,” “Omnicare,” “we,” “our” or “us” in this section, we refer only to Omnicare, Inc. and not its subsidiaries.

Brief Description of the Convertible Debentures

The convertible debentures will:

•	be limited to $850 million aggregate principal amount ($977.5 million aggregate principal amount if the underwriters exercise in full their option to purchase additional convertible debentures);

•	bear interest at a rate of 3.25% per year, payable semi-annually in arrears, on June 15 and December 15 of each year, commencing on June 15, 2006, subject to an upward adjustment on and after December 15, 2015, in certain circumstances as described under “—Upward Interest Rate Reset;”

•	beginning with the six-month interest period commencing December 15, 2015, bear contingent interest in the circumstances described under “—Contingent Interest;”

•	be senior unsecured obligations, ranking equally with all of our existing and future unsecured unsubordinated indebtedness and senior in right of payment to any subordinated indebtedness and will be structurally subordinated to existing and future liabilities of our subsidiaries, other than the Guarantor;

•	be unconditionally guaranteed, on a senior unsecured basis, by the Guarantor;

•	be convertible by you at any time on or prior to the business day preceding the maturity date, only upon satisfaction of one of the conditions for conversion, as described under “—Conversion Rights,” into cash and shares of our common stock, if any, initially at a conversion rate of 12.5423 shares of our common stock per $1,000 in principal amount of convertible debentures, which represents an initial conversion price of approximately $79.73 per share. Upon conversion, we will pay cash and shares of our common stock, if any, based on a daily conversion value (as defined herein) calculated on a proportionate basis for each day of the 20 trading-day cash settlement averaging period (as defined below), all as set forth below under “—Settlement Upon Conversion.”

•	be subject to an increase in the conversion rate in the event of certain types of fundamental changes that occur on or prior to December 15, 2015 or, in lieu thereof, we may elect to adjust the conversion obligation and conversion rate so that the convertible debentures are convertible into shares of the acquiring or surviving company, in each case as described herein;

•	be subject to redemption for cash by us at any time on or after December 15, 2015, in whole or in part, at a redemption price equal to 100% of the principal amount of the convertible debentures being redeemed, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the redemption date;

•	be subject to repurchase by us, at your option, on December 15, 2015, at a cash repurchase price equal to 100% of the principal amount of the convertible debentures, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the repurchase date, as set forth under “—Repurchase at the Option of the Holder—Optional Put;”

•	be subject to repurchase by us at your option if a fundamental change occurs, at a cash repurchase price equal to 100% of the principal amount of the convertible debentures, plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the repurchase date, as set forth under “—Repurchase at the Option of the Holder—Fundamental Change Put”; and

•	be due on December 15, 2035, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries will be restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities. You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us, except to the extent described below under “—Conversion Rights” and “—Repurchase at Option of the Holder—Fundamental Change Put.”

No sinking fund is provided for the convertible debentures and the convertible debentures will not be subject to defeasance.

The convertible debentures initially will be issued in book-entry form only in denominations of $1,000 principal amount and whole multiples thereof. Beneficial interests in the convertible debentures will be shown on, and transfers of beneficial interests in the convertible debentures will be effected only through, records maintained by The Depository Trust Company, or DTC, or its nominee, and any such interests may not be exchanged for certificated convertible debentures except in limited circumstances. For information regarding conversion, registration of transfer and exchange of global convertible debentures held in DTC, see “—Form, Denomination and Registration—Global convertible debentures Book-Entry Form.”

If certificated convertible debentures are issued, you may present them for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the office or agency of the trustee in New York City.

Payment at Maturity

On the maturity date, each holder will be entitled to receive $1,000 in cash for each $1,000 in principal amount of convertible debentures, together with accrued and unpaid interest (including contingent interest, if any) to, but not including, the maturity date. With respect to global convertible debentures, principal and interest (including contingent interest, if any) will be paid to DTC in immediately available funds. With respect to any certificated convertible debentures, principal and interest (including contingent interest, if any) will be payable at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest

The convertible debentures will bear interest at a rate of 3.25% per year, subject to an upward adjustment on and after December 15, 2015, in certain circumstances as described under “—Upward Interest Rate Reset.” Interest will accrue from December 15, 2005, or from the most recent date to which interest has been paid or duly provided for. Beginning with the six-month interest period commencing December 15, 2015, we will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest (including contingent interest, if any) semi-annually, in arrears on June 15 and December 15 of each year, commencing on June 15 , 2006, to holders of record at 5:00 p.m., New York City time, on the preceding June 1 and December 1, respectively. However, there are two exceptions to the preceding sentence:

•	we will not pay in cash accrued interest (including contingent interest, if any) on any convertible debentures when they are converted, except as described under “—Conversion Rights;” and

•	on the maturity date, we will pay accrued and unpaid interest (including contingent interest, if any) to the person to whom we pay the principal amount instead of to the holder of record on the record date.

We will pay interest on:

•	global convertible debentures to DTC in immediately available funds;

•	any certificated convertible debentures having a principal amount of less than $5,000,000, by check mailed to the holders of those convertible debentures; provided, however, at maturity, interest will be payable as described under “—Payment at Maturity;” and

•	any certificated convertible debentures having a principal amount of $5,000,000 or more, by wire transfer in immediately available funds at the election of the holders of these convertible debentures duly delivered to the trustee at least fifteen business days prior to the relevant interest payment date; provided, however, at maturity, interest will be payable as described under “—Payment at Maturity.”

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If a payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue thereon.

To the extent lawful, payments of principal or interest (including contingent interest, if any) on the convertible debentures that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

Upward Interest Rate Reset

Unless we have issued a notice of redemption to redeem all outstanding convertible debentures on December 15, 2015, then beginning on December 15, 2015, the interest rate on the convertible debentures will increase to the Initial Reset Rate if the Reset Rate Condition is satisfied. The Initial Reset Rate will remain in effect until the trading price of the convertible debentures for each of the five trading days ending on the second trading day immediately preceding the first day of any interest period (the “Measuring Price”) equals or exceeds 115% of the principal amount of the convertible debentures, upon which the Initial Reset Rate will be reduced by 1% per annum beginning on the first day of such interest period. Thereafter, the Initial Reset Rate, as reduced from time to time (the “Reset Rate”) will continue to be reduced by an additional 1% per annum beginning on the first day of any interest period if the Measuring Price for such interest period equals or exceeds 115% of the principal amount of the convertible debentures, provided that the Reset Rate will never be less than the initial interest rate on the convertible debentures. If any required reduction in the Reset Rate would otherwise result in the Reset Rate being less than the initial interest rate on the convertible debentures, then the Reset Rate will be reduced by such lesser amount as will result in the Reset Rate being equal to the initial interest rate on the convertible debentures. Under no circumstances will the Reset Rate be increased after the Initial Reset Rate is established or after the Reset Rate in effect at any time is reduced as described above. The interest rate adjustments provided for in this section will not affect our obligation to pay contingent interest in accordance with the provisions described under “—Contingent Interest.”

The “Initial Reset Rate” will equal the rate, determined as of the fifth business day prior to December 15, 2015, that would, in the sole judgment of the reset rate agent, cause the convertible debentures to have a hypothetical trading price as of such date of 101% of the principal amount thereof. In no event, however, will the Reset Rate (including without limitation the Initial Reset Rate) be more than 1.99 times the initial interest rate on the convertible debentures.

The “Reset Rate Condition” will be satisfied if, in the sole judgment of the reset rate agent determined on the fifth business day prior to December 15, 2015, the hypothetical trading price of the convertible debentures, assuming such convertible debentures had no provision for repurchase by Omnicare at the option of the holder, would as of such date be less than the principal amount of the convertible debentures.

“Trading price” for purposes of determining the duration of, and any decreases in, Reset Rate interest, shall have the meaning set forth under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price

Condition,” except that if the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the convertible debentures from a nationally recognized securities dealer or in our reasonable judgment the bid quotations are not indicative of the secondary market value of the convertible debentures, then the trading price per $1,000 principal amount of the convertible debentures will be determined by a nationally recognized securities dealer retained by us for that purpose.

We will appoint a reset rate agent. If the reset rate agent determines that the Reset Rate Condition has been satisfied, the reset rate agent will determine a rate that it believes should be the Initial Reset Rate and will also seek an indicative reference rate from a nationally-recognized investment bank (the “Indicative Reference Rate”). If the Indicative Reference Rate is within 10% of the rate determined by the reset rate agent, then the rate determined by the reset rate agent will be used. If the Indicative Reference Rate differs from the rate determined by the reset rate agent by more than 10%, then the reset rate agent will select a second nationally-recognized investment bank, and such investment bank will choose either the rate determined by the reset rate agent or the Indicative Reference Rate as the rate to be used as the Initial Reset Rate. The determination with respect to whether the Reset Rate Condition has been satisfied and, if so, the Initial Reset Rate will be conclusive and binding upon the reset rate agent, Omnicare, the trustee and the holders of the convertible debentures, in the absence of manifest error. We may remove the reset rate agent and appoint a successor reset rate agent at any time.

As promptly as practicable after it has been determined that the Reset Rate Condition has been satisfied, we will notify holders of such determination and the amount of the Initial Reset Rate.

Contingent Interest

Beginning with the six-month interest period commencing December 15, 2015, we will pay contingent interest during any six-month interest period to the holders of the convertible debentures if the trading price of the convertible debentures for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the convertible debentures.

During any six-month period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of the convertible debentures will equal 0.25% of the average trading price of $1,000 principal amount of convertible debentures during the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period.

“Trading price” for purposes of determining contingent interest shall have the meaning set forth under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition,” except that, for purposes of determining the trading price for the contingent interest provisions only, if the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the convertible debentures from a nationally recognized securities dealer or in our reasonable judgment the bid quotations are not indicative of the secondary market value of the convertible debentures, then the trading price per $1,000 principal amount of the convertible debentures will be determined by a nationally recognized securities dealer retained by us for that purpose.

We will notify holders prior to the beginning of any six-month interest period that they will be entitled to receive contingent interest during such six-month interest period.

The Guarantee

The convertible debentures will be guaranteed by Omnicare Purchasing Company, LP, referred to herein as the Guarantor. The guarantee will be equal in right of payment to all existing and future unsecured unsubordinated debt of the Guarantor, including the guarantee of our senior credit facility, and effectively subordinated to all existing and future secured indebtedness of the Guarantor to the extent of the value of the related collateral. The guarantee will be senior in right of payment to any subordinated indebtedness of the Guarantor, including, the guarantee of the notes being offered concurrently herewith, as well as the guarantee of our 6.125% notes and 8.125% notes. The obligations of the Guarantor under its guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Your ability to enforce the guarantee of the convertible debentures may be limited.”

The Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not the Guarantor is the surviving person), another person, other than Omnicare, unless:

(1)	immediately after giving effect to that transaction, no default or event of default exists; and

(2)	subject to the provisions of the following paragraph, the person acquiring the property in any such sale or disposition or the person formed by or surviving any such consolidation or merger assumes all the obligations of the Guarantor under the indenture and its guarantee pursuant to a supplemental indenture satisfactory to the trustee.

The guarantee of the Guarantor may be released at Omnicare’s option, and any person acquiring assets (including by way of merger or consolidation) or capital stock of the Guarantor shall not be required to assume the obligations of the Guarantor:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of the Guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) a subsidiary;

(2)	in connection with any sale of all the capital stock of the Guarantor to a person that is not (either before or after giving effect to such transaction) a subsidiary; and

(3)	if the Guarantor’s guarantee of any obligations under the credit agreement, or if the credit agreement is no longer outstanding, any other indebtedness of Omnicare, is fully and unconditionally released, except that the Guarantor shall subsequently be required to become a guarantor of the convertible debentures by executing a supplemental indenture and providing the trustee with an officers’ certificate and opinion of counsel at such time as it guarantees any obligations under the credit agreement, or if the credit agreement is no longer outstanding, any other indebtedness of Omnicare.

Conversion Rights

Holders may convert their convertible debentures prior to the close of business on the business day preceding the maturity date based on an initial conversion rate of 12.5423 shares of common stock per $1,000 principal amount of convertible debentures (equivalent to an initial conversion price of approximately $79.73 per share), only if the conditions for conversion described below are satisfied. The conversion rate will be subject to adjustment as described below. As described under “—Conversion Procedures—Settlement Upon Conversion,” upon conversion of convertible debentures, we will pay cash and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 20 trading-day cash settlement averaging period. Unless we have previously redeemed or purchased the convertible debentures, you will have the right to convert any portion of the principal amount of any convertible debentures that is an integral multiple of $1,000 at any time on or prior to the close of business on the business day immediately preceding the maturity date only under the following circumstances:

(1)	prior to December 15, 2033, on any date during any fiscal quarter beginning after March 31, 2006 (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

(2)	at any time on or after December 15, 2033;

(3)	with respect to any convertible debentures called for redemption, until the close of business on the business day prior to the redemption date;

(4)	if we distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring not more than 60 calendar days following the record date for the distribution, shares of our common stock at a price per share less than the average closing sale price for the ten trading days preceding the announcement date for such distribution, as described below in more detail under “—Conversion Upon Specified Corporate Transactions”;

(5)	if we distribute to all holders of our common stock, cash or other assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day preceding the announcement date for such distribution, as described below in more detail under “—Conversion Upon Specified Corporate Transactions”;

(6)	during a specified period if certain types of fundamental changes occur, as described in more detail below under “—Conversion Upon A Fundamental Change”; or

(7)	during the five consecutive business-day period following any five consecutive trading-day period in which the average trading price for the convertible debentures was less than 98% of the average of the closing sale price of our common stock during such five trading-day period multiplied by the then current conversion rate, as described in more detail below under “—Conversion Upon Satisfaction of Trading Price Condition;” we refer to this condition as the “Trading Price Condition.”

In the case of clauses (4) and (5) immediately above, we will notify you at least 20 calendar days prior to the ex-dividend date for such distribution; once we have given such notice, you may surrender your convertible debentures for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day preceding the ex-dividend date and any announcement by us that such distribution will not take place; in the case of a distribution identified in clauses (4) and (5) immediately above, you may not convert your convertible debentures if you will otherwise participate in the distribution without conversion as a result of holding the convertible debentures. The ex-dividend date is the first date upon which a sale of our common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

The “closing sale price” of any share of our common stock on any trading date means the closing sale price of our common stock (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System or by Pink Sheets LLC. In the absence of such a quotation, the closing sale price will be determined by a nationally recognized securities dealer retained by us for that purpose. The closing sale price will be determined without reference to extended or after hours trading. The “conversion price” on any day will equal $1,000 divided by the conversion rate in effect on that day.

Except as provided in the next paragraph, upon conversion, you will not receive any separate cash payment of accrued and unpaid interest (including contingent interest, if any) on the convertible debentures. Accrued and unpaid interest (including contingent interest, if any) to the conversion date is deemed to be paid in full with the shares of our common stock issued or cash paid upon conversion rather than cancelled, extinguished or forfeited.

If you convert after the record date for an interest payment but prior to the corresponding interest payment date, you will receive on the corresponding interest payment date the interest (including contingent interest, if any) accrued and unpaid on your convertible debentures, notwithstanding your conversion of those convertible debentures prior to the interest payment date, assuming you were the holder of record on the corresponding record date. However, except as provided in the next sentence, at the time you surrender your convertible debentures for conversion, you must pay us an amount equal to the interest (including contingent interest, if any) that has accrued and will be paid on the convertible debentures being converted on the corresponding interest payment date. You are not required to make such payment:

•	if you convert your convertible debentures in connection with a redemption and we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date;

•	if you convert your convertible debentures in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest (including overdue contingent interest, if any), if overdue interest (or overdue contingent interest) exists at the time of conversion with respect to your convertible debentures.

Except as described under “—Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the convertible debentures.

Conversion Upon Specified Corporate Transactions

You will have the right to convert your convertible debentures if we:

•	distribute to all holders of our common stock rights or warrants (other than pursuant to a rights plan) entitling them to purchase, for a period expiring not more than 60 calendar days following the record date for the distribution, shares of our common stock at a price less than the average closing sale price for the ten trading days preceding the announcement date for such distribution; or

•	distribute to all holders of our common stock, cash or other assets, debt securities or rights to purchase our securities (other than pursuant to a rights plan), which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day preceding the announcement date for such distribution.

We will notify you at least 20 calendar days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your convertible debentures for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day preceding the ex-dividend date or any announcement by us that such distribution will not take place. You may not convert any of your convertible debentures based on this conversion contingency if you will otherwise participate in the distribution without conversion as a result of holding the convertible debentures.

You will also have the right to convert your convertible debentures if we are a party to a consolidation, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets that does not constitute a fundamental change, in each case pursuant to which our common stock would be converted into cash, securities and/or other property. In such event, you will have the right to convert your convertible debentures at any time beginning 15 calendar days prior to the date announced by us as the anticipated effective date of the transaction and until and including the date which is 15 calendar days after the date that is the actual effective date of such transaction. If you do not convert your convertible debentures during this period, you will generally be entitled to receive, upon subsequent conversion, if any, the kind and amount of cash, securities and other property that you would have received if you had converted your convertible debentures immediately prior to the transaction.

Conversion Upon a Fundamental Change

If a transaction described under clauses (1), (4) or (5) of the definition of fundamental change (as defined under “—Repurchase at Option of the Holder—Fundamental Change Put”) occurs, you will have the right to convert your convertible debentures at any time beginning on the business day following the effective date of such fundamental change until 5:00 p.m., New York City time, on the business day preceding the repurchase date relating to such fundamental change. We will notify you of the anticipated effective date of any such fundamental change at least 10 calendar days prior to such date. If you convert your convertible debentures in connection with such fundamental change, you will receive:

•	(1) cash equal to the lesser of (i) the principal amount of the convertible debentures converted and (ii) the conversion value and (2) if the conversion value exceeds the principal amount of the convertible debentures converted, an amount of cash, securities and other assets or property equal to such excess based on the consideration that you would have received if you had held a number of shares of common stock based on the conversion rate immediately prior to the transaction, with the conversion value based on the consideration received in such transaction; and

•	under certain circumstances, the transaction consideration with respect to additional shares of common stock, which will be in an amount determined as set forth under “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control” and which will be payable following certain types of fundamental change.

If you have submitted any or all of your convertible debentures for repurchase, unless you have withdrawn such convertible debentures in a timely fashion, your conversion rights on the convertible debentures so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day preceding the repurchase date, unless we default in the payment of the repurchase price. If you have submitted any convertible debentures for repurchase, such convertible debentures may be converted only if you submit a withdrawal notice, and if the convertible debentures are evidenced by a global convertible debenture, you comply with appropriate DTC procedures.

If such transaction constitutes a non-stock change of control we will adjust the conversion rate for convertible debentures tendered for conversion in connection with such transaction, as described under “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” However, we will not make such an adjustment if such transaction also constitutes a public acquirer change of control and we elect to modify the conversion obligation and the conversion rate as described under “—Conversion After a Public Acquirer Change of Control.” We will specify in the notice to holders whether we will adjust the conversion rate or deliver cash and, if applicable, shares of acquirer common stock upon conversion, as described under “—Conversion After a Public Acquirer Change of Control.”

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your convertible debentures for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the “trading price” per $1,000 principal amount of convertible debentures, as determined following a request by a holder of convertible debentures in accordance with the procedures described below, for each trading day of such five trading-day period was less than 98% of the product of the average of the closing sale prices of our common stock for such five-day trading period and the then current conversion rate.

The “trading price” of the convertible debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of convertible debentures obtained by the trustee for $5,000,000 principal amount of the convertible debentures at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the underwriters, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the convertible debentures from a nationally recognized securities dealer or if, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the convertible debentures, then, for purposes of the trading price condition only, the trading price of the convertible debentures will be deemed to be less than 98% of the applicable conversion rate of the convertible debentures multiplied by the closing sale price of our common stock on such determination date.

The trustee will determine the trading price of the convertible debentures upon our request. We will have no obligation to make that request unless a holder of convertible debentures requests that we do so. If a holder provides such request, we will instruct the trustee to determine the trading price of the convertible debentures for the applicable period.

Conversion Procedures

Procedures to be Followed by a Holder

If you hold a beneficial interest in a global convertible debenture, to convert you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay funds equal to interest payable (including contingent interest, if any) on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated convertible debenture, to convert you must:

•	complete and manually sign the conversion notice on the back of the convertible debentures or a facsimile of the conversion notice;

•	deliver the completed conversion notice and the convertible debentures to be converted to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay funds equal to interest (including contingent interest, if any) payable on the next interest payment date to which you are not entitled; and

•	if required, pay all transfer or similar taxes, if any.

The conversion date will be the date on which you have satisfied all of the foregoing requirements. The convertible debentures will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date.

You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full.

Settlement Upon Conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of convertible debentures being converted a “settlement amount” equal to the sum of the daily settlement amounts (as defined below) for each of the twenty trading days during the cash settlement averaging period.

The “cash settlement averaging period” with respect to any convertible debentures means the 20 consecutive trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any notice of conversion received after the date of issuance of a notice of redemption as described under “—Optional redemption,” the “cash settlement averaging period” means the 20 consecutive trading days beginning on and including the twenty-third scheduled trading day prior to the applicable redemption date and except that with respect to any conversion arising solely by reason of the occurrence of a fundamental change, the “cash settlement averaging period” means the 20 consecutive trading days beginning on and including the twenty-third scheduled trading day prior to the fundamental change repurchase date.

“Daily settlement amount,” for each $1,000 principal amount of convertible debentures, for each of the twenty trading days during the cash settlement averaging period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value; and

•	to the extent the daily conversion value exceeds $50, a number of shares equal to, (A) the difference between the daily conversion value and $50, divided by (B) the closing sale price of our common stock for such day.

“Daily conversion value” means, for each of the 20 consecutive trading days during the cash settlement averaging period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the closing sale price of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.

“Trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event and (iii) a closing sale price for our common stock is provided on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.

“Market disruption event” means the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day for our common stock of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

We will deliver the settlement amount to converting holders on the fifth business day immediately following the last day of the applicable cash settlement averaging period.

We will not issue fractional shares of our common stock upon conversion of the convertible debentures. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the final trading day in the cash settlement averaging period.

Conversion Rate Adjustments

We will adjust the conversion rate for certain events, including:

(1)	issuances of our common stock as a dividend or distribution on our common stock;

(2)	certain subdivisions, combinations or reclassifications of our common stock;

(3)	issuances to all holders of our common stock of certain rights or warrants entitling them, for a period of up to 60 days from the date of issuance of such rights or warrants, to purchase shares of our common stock at less than the then-current market price of our common stock, provided that the conversion rate will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4)	distributions to all holders of our common stock, of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants referred to in clause (3) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph below;

•	any dividends or distributions paid exclusively in cash; or

•	any dividends or distributions referred to in clause (1) above;

(5)	dividends or other distributions consisting exclusively of cash to all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up or upon a merger or consolidation and other than regular cash dividends to the extent that such dividends do not exceed (i) $0.0225 per share in any quarter or (ii) $0.09 per share in any calendar year (each such number, the “dividend threshold amount”)), in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by a fraction, the numerator of which will be the current market price of our common stock minus the dividend threshold amount and the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution.

The dividend threshold amount is subject to adjustment on an inversely proportional basis whenever the conversion rate is adjusted. If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is not a regular quarterly dividend, the dividend threshold amount will be deemed to be zero;

(6)	purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock validly tendered or exchanged exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer;

For purposes of clauses (3) and (5) above, “current market price” means the average closing sale price of our common stock for the 10 consecutive trading days immediately prior to the record date for the distribution requiring such computation.

To the extent that any future rights plan adopted by us is in effect upon conversion of the convertible debentures into any common stock only or a combination of cash and common stock, you will receive, in addition to such common stock, the rights under the applicable rights agreement unless the rights have separated from our common stock at the time of conversion of the convertible debentures, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above in clause (4), subject to readjustment in the event of the expiration, termination or redemption of such rights.

We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a convertible debenture will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such convertible debentures immediately prior to the record date for determining the stockholders entitled to receive the distribution.

Except as stated above, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to clause (4) above, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination), or

•	consolidate or merge with or into any person or sell, lease, transfer, convey or otherwise dispose of all or substantially all of our assets and those of our subsidiaries taken as a whole to another person, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding convertible debenture will, without the consent of any holders of the convertible debentures, become convertible only into the consideration the holders of the convertible debentures would have received if they had converted their convertible debentures solely into our common stock immediately prior to such reclassification, change, consolidation, merger, sale, lease, transfer, conveyance or other disposition, except in the limited case of a public acquirer change of control where we elect to have the convertible debentures convertible into public acquirer common stock as described below under “—Conversion After a Public Acquirer Change of Control” and except that the provisions above under “—Settlement Upon Conversion” relating to the satisfaction of the conversion obligation in cash or a combination of cash and stock shall continue to apply following any such transaction, with the conversion value calculated based on the consideration received in such transaction. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the convertible debentures shall be convertible into the consideration that a majority of the holders of our common stock have elected to receive in such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion rate (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, increase the conversion rate of the convertible debentures by any amount for any period of at least 20 business days. In that case, we will give at least 15 days prior notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

If we adjust the conversion rate pursuant to the above provisions, we will issue a press release through Business Wire containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustment that is less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustment, and make such carried-forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (1) five business days prior to the maturity of the convertible debentures (whether at stated maturity or otherwise) or (2) prior to the redemption date or repurchase date, unless such adjustment has already been made.

The conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional option amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the convertible debentures were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustment to Conversion Rate Upon a Non-Stock Change of Control

If and only to the extent you elect to convert your convertible debentures in connection with a transaction described under clause (1) or clause (4) under the definition of a fundamental change described below under “—Repurchase at Option of the Holder—Fundamental Change Put” that occurs on or prior to December 15, 2015 and pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a “non-stock change of control,” we will increase the conversion rate as described below, subject to our rights described below under “—Conversion After a Public Acquirer Change of Control.” The number of additional shares by which the conversion rate is increased (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change of control. If holders of our common stock receive only cash in such transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock on the five trading days immediately preceding the effective date of such non-stock change of control. We will notify you of the anticipated effective date of any fundamental change at least 20 calendar days prior to such date.

A conversion of the convertible debentures by a holder will be deemed for these purposes to be “in connection with” a non-stock change of control if the conversion notice is received by the conversion agent following the effective date of the non-stock change of control but before 5:00 p.m., New York City time, on the business day immediately preceding the related repurchase date (as specified in the repurchase notice described under “—Repurchase at the Option of the Holder—Fundamental Change Put”).

The number of additional shares will be adjusted in the same manner as and as of the same date on which the conversion rate of the convertible debentures is adjusted as described above under “—Conversion Rate Adjustments.” The stock prices set forth in the first row of the table below (i.e., the column headers) will be simultaneously adjusted to equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment and the denominator of which is the conversion rate as so adjusted.

The following table sets forth the number of additional shares by which the conversion rate shall be adjusted:

	Stock Price
Effective Date	$59.72	$65.00	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00	$135.00	$145.00	$155.00
December 15, 2005	4.2025	3.6526	2.8800	2.3380	1.9415	1.6410	1.4067	1.2195	1.0670	0.9404	0.8341
December 15, 2006	4.1274	3.5665	2.7854	2.2439	1.8521	1.5582	1.3311	1.1590	1.0050	0.8847	0.7838
December 15, 2007	4.0521	3.4764	2.6826	2.1400	1.7527	1.4658	1.2465	1.0742	0.9358	0.8224	0.7278
December 15, 2008	3.9742	3.3789	2.5674	2.0219	1.6390	1.3598	1.1494	0.9863	0.8566	0.7511	0.6639
December 15, 2009	3.8976	3.2760	2.4396	1.8885	1.5097	1.2391	1.0390	0.8865	0.7669	0.6708	0.5916
December 15, 2010	3.8252	3.1679	2.2964	1.7358	1.3606	1.0998	0.9120	0.7721	0.6647	0.5795	0.5103
December 15, 2011	3.7559	3.0500	2.1296	1.5549	1.1836	0.9351	0.7626	0.6385	0.5457	0.4739	0.4168
December 15, 2012	3.6989	2.9236	1.9315	1.3355	0.9692	0.7375	0.5856	0.4819	0.4079	0.3528	0.3100
December 15, 2013	3.6694	2.7886	1.6846	1.0562	0.6998	0.4953	0.3747	0.3001	0.2512	0.2169	0.1913
December 15, 2014	3.7307	2.6647	1.3475	0.6621	0.3358	0.1900	0.1262	0.0970	0.0816	0.0718	0.0646
December 15, 2015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $155.00 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $59.72 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 16.7448 per $1,000 principal amount of the convertible debentures, subject to adjustments in the same manner as the conversion rate.

Any conversion that entitles the converting holder to an adjustment to the conversion rate as described in this section shall be settled as described under “—Settlement Upon Conversion” above.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Conversion After a Public Acquirer Change of Control

Notwithstanding the foregoing, in the case of a non-stock change of control constituting a public acquirer change of control (as defined below), we may, in lieu of increasing the conversion rate as described in “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control” above, elect to adjust our conversion obligation and the conversion rate such that from and after the effective date of such public acquirer change of control, holders of the convertible debentures will be entitled to convert their convertible debentures (subject to the satisfaction of certain conditions) into cash and shares of public acquirer common stock (as defined below), and the conversion rate in effect immediately before the public acquirer change of control will be adjusted by multiplying it by a fraction:

•

the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days immediately preceding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the closing sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

A “public acquirer change of control” means a non-stock change of control in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with such non-stock change of control (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement, provided that such corporation fully and unconditionally guarantees the convertible debentures, in which case all references to public acquirer common stock will refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Upon a public acquirer change of control, if we so elect, holders may convert their convertible debentures (subject to the satisfaction of the conditions to conversion described under “—Conversion Procedures—Procedures to be Followed by a Holder” above) for cash and public acquirer common stock at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to an increase in the conversion rate as described under “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” We are required to notify holders of our election in our notice to holders of such transaction. Following any such election, the provisions set forth herein, including those set forth under “—Settlement Upon Conversion” shall continue to apply except that reference to our common stock shall be deemed to refer to the public acquirer common stock. In addition, upon a public acquirer change of control, in lieu of converting the convertible debentures, the holder can, subject to certain conditions, require us to repurchase all or a portion of the convertible debentures owned by the holder as described below under “—Repurchase at Option of the Holders—Fundamental Change Put.”

Optional Redemption

At any time on or after December 15, 2015, we may redeem all or a part of the convertible debentures at a cash redemption price equal to 100% of the principal amount of the convertible debentures being redeemed, plus accrued and unpaid interest (including contingent interest, if any) to, but excluding, the redemption date. However, if the redemption date is after a record date and on or prior to the corresponding interest payment date, the interest (including contingent interest, if any) will be paid on the redemption date to the holder of record on the record date.

We will give notice of redemption not less than 30 nor more than 60 days prior to the redemption date to all record holders of convertible debentures at their addresses set forth in the register of the registrar. This notice will state, among other things:

•	that you have a right to convert the convertible debentures called for redemption, and the conversion rate then in effect;

•	the date on which your right to convert the convertible debentures called for redemption will expire; and

•	the date on which the conversion period will begin.

If we do not redeem all of the convertible debentures, the trustee will select the convertible debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If any convertible debentures are to be redeemed in part only, we will issue a new convertible debenture in principal amount equal to the unredeemed principal portion thereof. If a portion of your convertible debentures is selected for partial redemption and you convert a portion of your convertible debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Additionally, we will not be required to:

•	issue, register the transfer of, or exchange any convertible debentures during the period of 15 days before the mailing of the notice of redemption, or

•	register the transfer of or exchange any convertible debentures so selected for redemption, in whole or in part, except the unredeemed portion of any convertible debentures being redeemed in part.

We may not redeem the convertible debentures if we have failed to pay interest on the convertible debentures and such failure to pay is continuing.

Repurchase at the Option of the Holder

Optional Put

On December 15, 2015, you will have the right to require us to repurchase, at the repurchase price described below, all or part of your convertible debentures for which you have properly delivered and not withdrawn a written repurchase notice. The convertible debentures submitted for repurchase must be in principal amounts of $1,000 or whole multiples thereof.

The repurchase price will be payable in cash and will equal 100% of the principal amount of the convertible debentures being repurchased, plus accrued and unpaid interest (including contingent interest, if any) to, but excluding, the repurchase date. However, if the repurchase date is after a record date and on or prior to the corresponding interest payment date, the interest (including contingent interest, if any) will be paid on the repurchase date to the holder of record on the record date.

Our ability to repurchase convertible debentures for cash may be limited by restriction on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for the convertible debentures that might be delivered by holders of convertible debentures seeking to exercise the repurchase right. See “Risk Factors—Risks Relating to the Offering—We may be unable to repurchase convertible debentures for cash when required by the holders, including following a fundamental change.”

We will give notice at least 20 business days prior to the repurchase date to all record holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that you must follow to require us to repurchase your convertible debentures.

To exercise your repurchase right, you must deliver at any time from 9:00 a.m., New York City time, on the date that is 20 business days prior to the repurchase date, to 5:00 p.m., New York City time, on the repurchase date, a written notice to the paying agent of your exercise of your repurchase right (together with the convertible debentures to be repurchased, if certificated convertible debentures have been issued). The repurchase notice must state:

•	if you hold certificated convertible debentures, the convertible debentures’ certificate numbers;

•	the portion of the principal amount of your convertible debentures to be repurchased, which must be in $1,000 multiples; and

•	that the convertible debentures are to be repurchased by us pursuant to the applicable provisions of the convertible debentures and the indenture.

If you hold a beneficial interest in a global convertible debenture, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the repurchase date, by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the convertible debentures listed in the repurchase notice. The withdrawal notice must state:

•	if you hold certificated convertible debentures, the certificate numbers of the withdrawn convertible debentures;

•	the principal amount of the withdrawn convertible debentures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If you hold a beneficial interest in a global convertible debenture, your withdrawal notice must comply with appropriate DTC procedures.

Payment of the repurchase price for a convertible debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the convertible debentures, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the convertible debentures will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the convertible debentures, as the case may be.

If the paying agent holds on the business day immediately following the repurchase date cash sufficient to pay the repurchase price of the convertible debentures that holders have elected to require us to repurchase, then, as of the repurchase date:

•	those convertible debentures will cease to be outstanding and interest (including contingent interest, if any) will cease to accrue, whether or not book-entry transfer of the convertible debentures has been made or the convertible debentures have been delivered to the paying agent, as the case may be; and

•	all other rights of those convertible debenture holders will terminate, other than the right to receive the repurchase price upon delivery or transfer of the convertible debentures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the convertible debentures;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the convertible debentures; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the convertible debentures.

Fundamental Change Put

If a fundamental change (as defined below) occurs at any time prior to the maturity of the convertible debentures, you will have the right to require us to repurchase, at the repurchase price described below, all or part of your convertible debentures for which you have properly delivered and not withdrawn a written repurchase notice. The convertible debentures submitted for repurchase must be in principal amounts of $1,000 or whole multiples thereof.

The repurchase price will be payable in cash and will equal 100% of the principal amount of the convertible debentures being repurchased, plus accrued and unpaid interest (including contingent interest, if any) to, but excluding, the repurchase date. However, if the repurchase date is after a record date and on or prior to the corresponding interest payment date, the interest (including contingent interest, if any) will be paid on the repurchase date to the holder of record on the record date.

Our ability to repurchase convertible debentures for cash may be limited by restriction on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for the convertible debentures that might be delivered by holders of convertible debentures seeking to exercise the repurchase right. See “Risk Factors—Risks Relating to the Offering—We may be unable to repurchase convertible debentures for cash when required by the holders, including following a fundamental change.” Our failure to repurchase tendered convertible debentures would constitute an event of default under the indenture, which might constitute an event of default under the terms of our other indebtedness, including our credit facility.

A “fundamental change” will be deemed to have occurred when any of the following has occurred:

(1)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as this term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), other than one or more principals and their related parties, as defined below, becomes the “beneficial owner” (as this term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our capital stock that is at the time entitled to vote in the election of our board of directors (or comparable body); or

(2)	the first day on which a majority of the members of our board of directors are not continuing directors; or

(3)	the adoption of a plan relating to our liquidation or dissolution; or

(4)	the consolidation or merger of us with or into any other person, or the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than:

(a)	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

(b)	any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(5)	the termination of trading of our common stock, which will be deemed to have occurred if our common stock or other common stock into which the convertible debentures are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on the Nasdaq National Market and, as a result of the transaction or transactions, the convertible debentures become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

“Principal” means Joel Gemunder, an entity controlled by Joel Gemunder and/or a trust for his benefit or any employee benefit plan of Omnicare (including plans for the benefit of employees of its subsidiaries).

“Related party” means (i) any controlling stockholder, 80% (or more) owned subsidiary, or immediate family member (in the case of an individual) of any principal; or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of any one or more principals and/or such other persons referred to in the immediately preceding clause (i).

“Continuing directors” means, as of any date of determination, any member of the board of directors of Omnicare who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination or election.

The definition of “fundamental change” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of convertible debentures to require us to repurchase the convertible debentures as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

On or before the tenth calendar day after the occurrence of a fundamental change, we will provide to all record holders of the convertible debentures on the date of the fundamental change at their addresses shown in the register of the registrar and to beneficial owners to the extent required by applicable law, the trustee and the paying agent, a written notice of the occurrence of the fundamental change and the resulting repurchase right. Such notice shall state, among other things, the event causing the fundamental change and the procedures you must follow to require us to repurchase your convertible debentures.

The repurchase date will be a date specified by us in the notice of a fundamental change that is not less than 20 nor more than 35 calendar days after the date of the notice of a fundamental change.

To exercise your repurchase right, you must deliver, prior to 5:00 p.m., New York City time, on the repurchase date, a written notice to the paying agent of your exercise of your repurchase right (together with the convertible debentures to be repurchased, if certificated convertible debentures have been issued). The repurchase notice must state:

•	if you hold certificated convertible debentures, the convertible debentures’ certificate numbers;

•	the portion of the principal amount of the convertible debentures to be repurchased, which must be $1,000 or whole multiples thereof; and

•	that the convertible debentures are to be repurchased by us pursuant to the applicable provisions of the convertible debentures and the indenture.

If you hold a beneficial interest in a global convertible debenture, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the repurchase date by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the convertible debentures listed in the repurchase notice. The withdrawal notice must state:

•	if you hold certificated convertible debentures, the certificate numbers of the withdrawn convertible debentures;

•	the principal amount of the withdrawn convertible debentures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If you hold a beneficial interest in a global convertible debenture, your withdrawal notice must comply with appropriate DTC procedures.

Payment of the repurchase price for a convertible debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the convertible debenture, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the convertible debentures will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the convertible debentures, as the case may be.

If the paying agent holds on the business day immediately following the repurchase date cash sufficient to pay the repurchase price of the convertible debentures that holders have elected to require us to repurchase, then, as of the repurchase date:

•	those convertible debentures will cease to be outstanding and interest (including contingent interest, if any) will cease to accrue, whether or not book-entry transfer of the convertible debentures has been made or the convertible debentures have been delivered to the paying agent, as the case may be; and

•	all other rights of the holders of those convertible debentures will terminate, other than the right to receive the repurchase price upon delivery or transfer of the convertible debentures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the convertible debentures;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the convertible debentures; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the convertible debentures.

This fundamental change repurchase right could discourage a potential acquirer of Omnicare. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

Our obligation to repurchase the convertible debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’) outstanding debt. The incurrence of significant amounts of additional debt could adversely affect our ability to service our then existing debt, including the convertible debentures.

Consolidation, Merger and Sale of Assets

The indenture will provide that we may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, convey, transfer or lease our property and assets substantially as an entirety to another person, unless:

•	either (a) we are the continuing corporation or (b) the resulting, surviving or transferee person (if other than us) is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes, by a supplemental indenture in a form reasonably satisfactory to the trustee, all of our obligations under the convertible debentures and the indenture;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing;

•	if as a result of such transaction the convertible debentures become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor under the convertible debentures and the indenture; and

•	we have delivered to the trustee certain certificates and opinions of counsel if so requested by the trustee.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which Omnicare is not the continuing corporation, the successor person formed or remaining shall succeed, and be substituted for, and may exercise every right and power of, Omnicare, and Omnicare shall be discharged from its obligations, under the convertible debentures and the indenture.

This covenant includes a phrase relating to the sale, conveyance, transfer and lease of the property and assets of Omnicare “substantially as an entirety”. There is no precise, established definition of the phrase “substantially as an entirety” under New York law, which governs the indenture and the convertible debentures, or under the laws of Delaware, Omnicare’s state of incorporation. Accordingly, the ability of a holder of the convertible debentures to require us to repurchase the convertible debentures as a result of a sale, conveyance, transfer or lease of less than all of the property and assets of Omnicare may be uncertain.

An assumption by any person of Omnicare’s obligations under the convertible debentures and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the convertible debentures for new convertible debentures by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

(1)	default for 30 days in the payment when due of interest (including contingent interest, if any) on the convertible debentures;

(2)	default in payment when due of the principal of, or premium, if any, on the convertible debentures;

(3)	failure by us or the Guarantor to comply with the provisions described under the captions “—Optional Redemption,” “—Repurchase at the Option of the Holder—Optional Put,” “—Repurchase at the Option of the Holder—Fundamental Change Put,” or “—Consolidation, Merger and Sale of Assets;”

(4)	failure to deliver cash and, if applicable, our common stock upon the conversion of any convertible debentures and such failure continues for five days following the scheduled settlement date for such conversion;

(5)	failure by us or the Guarantor for 60 days after notice to comply with any of the other agreements in the indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X) (or the payment of which is guaranteed by us or any of our significant subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of issuance, if that default:

(a)	is caused by a failure to pay principal of such indebtedness at its final stated maturity after giving effect to any grace period provided in such indebtedness on the date of such default (a “payment default”); or

(b)	results in the acceleration of such indebtedness prior to its express maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $70.0 million or more;

(7)	failure by us or any of our significant subsidiaries to pay final, non-appealable judgments aggregating in excess of $70.0 million that are not covered by insurance or as to which an insurer has not acknowledged coverage in writing, which judgments are not paid, discharged or stayed for a period of 60 days;

(8)	except as permitted by the indenture, the guarantee by the Guarantor shall be held in any final, nonappealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or the Guarantor, or any person acting on behalf of the Guarantor, shall deny or disaffirm its obligations under its guarantee; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our significant subsidiaries.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to Omnicare, all outstanding convertible debentures will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding convertible debentures may declare all the convertible debentures to be due and payable immediately.

Holders of the convertible debentures may not enforce the indenture or the convertible debentures except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding convertible debentures may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the convertible debentures notice of any continuing default or event of default if it determines that withholding notice is in their interest, except a default or event of default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the convertible debentures then outstanding by notice to the trustee may on behalf of the holders of all of the convertible debentures waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest or premium on, or the principal of, the convertible debentures.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required to deliver to the trustee a statement specifying such default or event of default.

Waiver

The holders of a majority in aggregate principal amount of the convertible debentures outstanding may, on behalf of the holders of all the convertible debentures, waive any past default or event of default under the indenture and its consequences, except:

•	our failure to pay principal of or interest (including contingent interest, if any) on any convertible debentures when due;

•	our failure to convert any convertible debentures into cash and, if applicable, shares of our common stock as required by the indenture;

•	our failure to pay the redemption price on the redemption date in connection with a redemption by us or the repurchase price on the repurchase date in connection with a holder exercising its repurchase rights; or

•	our failure to comply with any of the provisions of the indenture the amendment of which would require the consent of the holder of each outstanding convertible debenture affected.

Modification

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the convertible debentures) may not be modified or amended without the written consent or the affirmative vote of the holder of each convertible debenture affected by such change to:

•	extend the maturity of any convertible debenture;

•	reduce the rate or extend the time for payment of interest (including contingent interest, if any) on any convertible debenture;

•	reduce the principal amount of any convertible debenture;

•	reduce any amount payable upon redemption or repurchase of any convertible debenture;

•	impair the right of a holder to institute suit for payment of any convertible debenture;

•	change the currency in which any convertible debenture is payable;

•	change our obligation to redeem any convertible debentures called for redemption on a redemption date in a manner materially adverse to the holders;

•	change our obligation to repurchase any convertible debentures at the option of the holder in a manner materially adverse to the holders;

•	change our obligation to repurchase any convertible debentures upon a fundamental change in a manner materially adverse to the holders;

•	impair or adversely affect the right of a holder to convert any convertible debenture into cash and, if applicable, shares of our common stock or reduce the conversion rate, except as permitted pursuant to the indenture;

•	change our obligation to maintain an office or agency in New York City;

•	modify certain provisions of the indenture relating to modification of the indenture or waiver under the indenture; or

•	reduce the percentage in aggregate principal amount of the convertible debentures required for consent to any modification of the indenture that does not require the consent of each affected holder.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the convertible debentures) may be modified or amended, except as described above, with the written consent or affirmative vote of the holders of a majority in aggregate principal amount of the convertible debentures then outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the convertible debentures) may be modified or amended by us and the trustee, without the consent of the holder of any convertible debentures, to, among other things:

•	provide for conversion rights of holders of the convertible debentures and our repurchase obligations in connection with a fundamental change in the event of any reclassification of our common stock, merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	secure the convertible debentures;

•	provide for the assumption of our obligations to the holders of the convertible debentures in the event of a merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	surrender any right or power conferred upon us;

•	add to our covenants for the benefit of the holders of the convertible debentures;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture, provided that such modification or amendment does not adversely affect the interests of the holders of the convertible debentures in any material respect; provided, further, that any amendment made solely to conform the provisions of the indenture to the description of the convertible debentures contained in this prospectus supplement will not be deemed to adversely affect the interests of the holders of the convertible debentures;

•	make any provision with respect to matters or questions arising under the indenture that we may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such change or modification does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of the convertible debentures in any material respect;

•	provide for a change in the conversion right following a public acquirer change of control in the event we make the election referred to under “Conversion Rights—Conversion After a Public Acquirer Change of Control” above;

•	increase the conversion rate; provided, that the increase will not adversely affect the interests of the holders of the convertible debentures;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	add guarantees of obligations under the convertible debentures; and

•	provide for a successor trustee.

Other

The consent of the holders of convertible debentures is not necessary under the indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.

Convertible Debentures Not Entitled to Consent

Any convertible debentures held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of the requisite aggregate principal amount of the outstanding convertible debentures have consented to a modification, amendment or waiver of the terms of the indenture.

Repurchase and Cancellation

We may, to the extent permitted by law, repurchase any convertible debentures in the open market or by tender offer at any price or by private agreement. Any convertible debentures repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us. Any convertible debentures surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Information Concerning the Trustee and Common Stock Transfer Agent and Registrar

We have appointed SunTrust Bank, the trustee under the indenture, as paying agent, conversion agent, convertible debentures registrar and custodian for the convertible debentures. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the convertible debentures, the trustee must eliminate such conflict or resign or upon SEC approval continue to serve as trustee.

Equiserve Trust Company, N.A. is the transfer agent and registrar for our common stock.

Governing Law

The convertible debentures and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Calculations in Respect of the Convertible Debentures

Except as otherwise provided herein, we will be responsible for making all calculations called for under the convertible debentures. These calculations include, but are not limited to, determinations of the sale price of our common stock, accrued interest payable on the convertible debentures and the conversion rate and conversion price. We or our agents will make all these calculations in good faith and, absent manifest error, such calculations will be final and binding on holders of the convertible debentures. We will provide a schedule of these calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward these calculations to any holder of the convertible debentures upon the request of that holder.

Form, Denomination and Registration

The convertible debentures will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Convertible Debentures, Book-Entry Form

The convertible debentures will be evidenced by one or more global convertible debentures. We will deposit the global convertible debenture with DTC and register the global convertible debenture in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global convertible debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global convertible debenture may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global convertible debenture to such persons may be limited.

Beneficial interests in a global convertible debenture held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global convertible debenture, Cede & Co. for all purposes will be considered the sole holder of such global convertible debenture. Except as provided below, owners of beneficial interests in a global convertible debenture will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global convertible debenture.

We will pay principal of and interest (including contingent interest, if any) on, and the redemption price and the repurchase price of, a global convertible debenture to Cede & Co., as the registered owner of the global convertible debenture, by wire transfer of immediately available funds on the maturity date, each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global convertible debenture; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

DTC has advised us that it will take any action permitted to be taken by a holder of the convertible debentures, including the presentation of the convertible debentures for conversion, only at the direction of one or more participants to whose account with DTC interests in the global convertible debentures are credited, and only in respect of the principal amount of the convertible debentures represented by the global convertible debenture as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global convertible debenture among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. We will issue the convertible debentures in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global convertible debenture may be exchanged for definitive certificated convertible debentures upon request by or on behalf of DTC in accordance with customary procedures following the request of a beneficial owner seeking to enforce its rights under such convertible debentures or the indenture. The indenture permits us to determine at any time and in our sole discretion that convertible debentures shall no longer be represented by global convertible debentures. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global convertible debenture at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF CONCURRENT FINANCING TRANSACTIONS

Offering of Senior Subordinated Notes

Concurrently with this offering, we are offering $225 million aggregate principal amount of 6 3/4% senior subordinated notes due 2013 (the “2013 Notes”) and $525 million aggregate principal amount of 6 7/8% notes due 2015 (the “2015 Notes”). The notes will pay interest semi-annually and the 2013 Notes will mature on December 15, 2013 and the 2015 Notes will mature on December 15, 2015. We may redeem all or part of the 2013 Notes on or after December 15, 2009. We may redeem all or part of the 2015 Notes on or after December 15, 2010. Prior to such dates we may redeem all, but not part, of the notes and thereafter, we may redeem all or part of the notes, each at specified redemption prices. In addition, before December 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings. The notes will be guaranteed on a senior subordinated basis by most of our subsidiaries. The notes and the guarantees will be unsecured and subordinated to our and our subsidiaries’ senior debt. The notes will be pari passu to our existing 8.125% senior subordinated notes due 2011 and our existing 6.125% senior subordinated notes due 2013 and senior to our 4.00% junior subordinated convertible debentures due 2033. The indenture governing the notes will limit our ability to, among other things, incur indebtedness, pay dividends or make other restricted payments and investments, sell assets, create liens, merge with other entities, enter into affiliate transactions or encumber our subsidiaries’ ability to make certain distributions. If we experience a change of control (as defined in the indenture governing the notes), holders of the notes will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of repurchase. The closing of this offering is conditioned upon the closing of the notes offering. Substantially all of the net proceeds from the notes offering will be used, together with the net proceeds from the concurrent offering of common stock and a portion of the net proceeds from this offering of convertible debentures, to repay our 364-day loan facility, which had an aggregate outstanding amount of $1.9 billion as of September 30, 2005.

Offering of Common Stock

Concurrently with this offering, we are offering 12,825,000 shares of our common stock at a price of $59.72 per share. The closing of this offering is conditioned upon the closing of the common stock offering. The net proceeds from the common stock offering will be used, along with substantially all of the net proceeds of the notes offering and a portion of the net proceeds of this offering, to repay our 364-day loan facility.

Offer to Purchase 8.125% Senior Subordinated Notes

Concurrently with this offering, we are offering to purchase for cash any and all of the $375 million outstanding principal amount of our 8.125% notes. In conjunction with this tender offer, we are soliciting consents to effect certain proposed amendments to the indenture governing the 8.125% notes. The proposed amendments would eliminate most of the restrictive covenants and certain events of default and amend certain other provisions contained in the indenture governing the 8.125% notes. The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated December 5, 2005, and a related Consent and Letter of Transmittal, which more fully set forth the terms and conditions of the tender offer and consent solicitation. The total consideration to be paid for each $1,000 principal amount of 8.125% notes validly tendered and accepted for purchase will be determined using a yield equal to a fixed spread of 50 basis points plus the bid side yield to maturity of the 1.625% U.S. Treasury Note due February 28, 2006. The pricing of the total consideration is expected to occur at 2:00 p.m., New York City time, on December 16, 2005 (such date subject to adjustment). The total consideration includes a consent payment of $20 per $1,000 principal amount payable only to holders who tendered their 8.125% notes and validly delivered their consents prior to the expiration of the consent solicitation, and tender offer consideration of $20 per $1,000 principal amount. The consent solicitation is currently set to expire at 5:00 p.m., New York City time, on December 16, 2005, unless extended. The tender offer is currently set to expire at 12:00 midnight, New York City time, on January 3, 2006, unless extended. Our obligation to purchase validly tendered 8.125% notes is conditioned upon, among other things, the consummation of this offering and the concurrent offerings of notes and convertible debentures. We intend to fund the tender offer and consent solicitation with a portion of the net proceeds from this offering.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the convertible debentures and our common stock acquired upon conversion of a convertible debenture. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion does not address U.S. federal estate or gift tax consequences or the tax consequences arising under any state, local or foreign law.

This discussion applies only to initial beneficial owners that purchase the convertible debentures upon original issuance at the initial offering price shown on the cover page of this prospectus supplement and that hold the convertible debentures or our common stock as capital assets (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be important to particular beneficial owners in light of their individual circumstances, or the U.S. federal income tax consequences to certain types of beneficial owners. Such beneficial owners may include banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities, holders subject to the U.S. federal alternative minimum tax, certain former citizens or residents of the United States, partnerships or other entities classified as partnerships or flow-through entities for U.S. federal income tax purposes, certain trusts, hybrid entities, holders who mark to market their investment in the convertible debentures or our common stock, persons holding the convertible debentures or our common stock as part of a hedging or conversion transaction or as part of a straddle or other risk reduction transaction for U.S. federal income tax purposes, or “U.S. holders” that have a functional currency other than the U.S. dollar.

As used herein, the term “U.S. holder” means a beneficial owner of a convertible debenture or our common stock (acquired upon conversion of a convertible debenture) that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof, or the District of Columbia, or an estate or trust that is a United States person as defined in the Code. The term “non-U.S. holder” means a beneficial owner of a convertible debenture or our common stock that is not a U.S. holder, and that is not a partnership for U.S. federal income tax purposes.

If a partnership (or entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of a convertible debenture or our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of convertible debentures or our common stock that is a partnership for U.S. federal income tax purposes and partners in such a partnership should consult their tax advisors about the U.S. federal, state, local, foreign, and other tax consequences of the acquisition, ownership, and disposition of the convertible debentures and our common stock.

No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences to the holders of the convertible debentures or our common stock. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

Prospective purchasers are urged to consult their own tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of the convertible debentures and our common stock as well as any tax consequences under state, local and foreign tax laws, and the possible effects of changes in tax laws.

Classification of the Convertible Debentures

Omnicare intends to treat the convertible debentures as indebtedness subject to the regulations governing contingent payment debt instruments (the “CPDI regulations”), and each holder of a convertible debenture will be bound by that treatment pursuant to the terms of the indenture. The remainder of this discussion assumes that the convertible debentures will be treated as indebtedness subject to the CPDI regulations. In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock and cash received by such holder upon conversion as a contingent payment and to accrue interest with respect to the convertible debentures as original issue discount for U.S. federal income tax purposes according to the “noncontingent bond method,” set forth in section 1.1275-4(b) of the CPDI regulations, using the comparable yield (as defined below) compounded semi-annually and the projected payment schedule (as defined below) determined by us.

The IRS has issued a revenue ruling with respect to convertible instruments having contingent payments similar in some respects to the convertible debentures. Notwithstanding the issuance of the revenue ruling, the application of the CPDI regulations to instruments such as the convertible debentures is uncertain in several significant respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could materially affect the amount, timing and character of income, gain or loss in respect of an investment in the convertible debentures. In particular, a holder might be required to accrue interest income at a higher or lower rate or at an earlier or later date than described herein, might not recognize income, gain or loss upon conversion of the convertible debentures into shares of our common stock, might recognize capital gain or loss upon a taxable disposition of the convertible debentures, might have a longer holding period in our common stock acquired upon conversion, and might have an adjusted tax basis in the convertible debentures or our common stock acquired upon conversion of a convertible debenture materially different than discussed herein.

Holders should consult their tax advisors concerning the tax consequences of holding and disposing of the convertible debentures, including the tax consequences if the convertible debentures are not classified as indebtedness that is subject to the CPDI regulations.

U.S. Holders

Accrual of Interest

Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income, which is sometimes referred to as original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year significantly in excess of the stated semi-annual cash interest payable and any contingent interest payments actually received in that year.

The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the convertible debentures, that equals:

(1) the product of (i) the adjusted issue price (as defined below) of the convertible debentures as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the convertible debentures, adjusted for the length of the accrual period,

(2) divided by the number of days in the accrual period, and

(3) multiplied by the number of days during the accrual period that the U.S. holder held the convertible debentures.

The issue price of the convertible debentures is the first price at which a substantial amount of the convertible debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a convertible debenture generally is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any payments projected to have been previously made (including payments of stated cash interest) with respect to the convertible debenture.

Unless certain conditions are met, the term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the convertible debentures. We intend to take the position that the comparable yield for the convertible debentures is 7.625%, compounded semi-annually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

The CPDI regulations require that we provide to U.S. holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (the “projected payments”) on the convertible debentures. This schedule must have a yield to maturity equal to the comparable yield. The projected payment schedule includes the semi-annual stated cash interest payable on the convertible debentures at the rate of 3.25% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock and any cash received by a holder upon conversion will be treated as a contingent payment.

U.S. holders may obtain the projected payment schedule by submitting a written request for such information to: Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky 41011, Attention: Chief Financial Officer.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder’s interest accruals and adjustments thereof in respect of the convertible debentures for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the convertible debentures or the value, at any time, of the common stock into which the convertible debentures may be converted.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Convertible Debentures

As noted above, the projected payment schedule will include amounts attributable to the stated semi-annual cash interest payable (at the initial rate) on the convertible debentures. Accordingly, the receipt of such stated semi-annual cash interest payments will not give rise to separate amounts of taxable income to U.S. holders.

If, during any taxable year, a U.S. holder receives actual contingent payments, including any payments of reset interest (described under “Description of the Convertible Debentures—Upward Interest Rate Reset”) in excess of the initial stated interest, with respect to the convertible debentures for that taxable year that in the aggregate exceed the total amount of projected contingent payments for that taxable year, the U.S. holder will incur a “net positive adjustment” under the CPDI regulations equal to its share of such excess. The U.S. holder must treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock and cash received upon conversion.

If a U.S. holder receives in a taxable year actual contingent payments (including any payments of reset interest in excess of the initial stated interest) with respect to the convertible debentures for that taxable year that in the aggregate are less than the amount of projected contingent payments for that taxable year, the U.S. holder will incur a “net negative adjustment” under the CPDI regulations equal to its share of such deficit. This adjustment will (a) first reduce the U.S. holder’s interest income on the convertible debentures for that taxable year and (b) to the extent of any excess, give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the convertible debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the convertible debentures and, to the extent not so used, will reduce the amount realized on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of the convertible debentures.

Sale, Exchange, Conversion or Redemption of the Convertible Debentures

As described above, our calculation of the comparable yield and the schedule of projected payments for the convertible debentures includes the receipt of common stock and cash upon conversion as a contingent payment with respect to the convertible debentures. Accordingly, we intend to treat the transfer of our common stock and cash to a U.S. holder upon the conversion of a convertible debenture as a contingent payment under the CPDI regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder’s adjusted tax basis in the convertible debentures. A U.S. holder’s adjusted tax basis in a convertible debenture will generally be equal to the U.S. holder’s original purchase price for the convertible debenture, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any payments projected to have been previously made to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of a convertible debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the convertible debenture has been held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

A U.S. holder’s tax basis in our common stock received upon a conversion of a convertible debenture will equal the then current fair market value of such common stock. The U.S. holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

Treasury regulations promulgated under Section 305 of the Code would treat a U.S. holder of convertible debentures as having received a constructive distribution from Omnicare in the event the conversion rate of the convertible debentures were adjusted if, as a result of such adjustment, the proportionate interest of such U.S. holder of the convertible debentures in the assets or earnings and profits of Omnicare were increased. Thus, under certain circumstances, an adjustment to the conversion rate may result in deemed dividend income to a U.S. holder to the extent of the current or accumulated earnings and profits of Omnicare. A failure to make such adjustment having the same effect on the proportionate interest of a U.S. holder could be treated similarly. A U.S. holder of the convertible debentures would be required to include its allocable share of such deemed dividends in income but would not receive any cash related thereto. For example, in the event that we are required to increase the conversion rate of the convertible debentures because we distribute cash dividends to holders of our common stock, then U.S. holders would be treated as currently receiving a constructive distribution, taxable as a dividend, equal to the value, as of the date of the constructive distribution, of the additional common stock that the U.S. holders would be entitled to receive upon a conversion of the convertible debentures by virtue of the increase in the conversion rate. Moreover, if there is an adjustment (or failure to make an adjustment) to the conversion rate of the convertible debentures that increases the proportionate interest of the holders of our common stock in our assets or earnings and profits, then such increase generally would be treated as a constructive distribution to such holders, taxable as described above. Such a constructive dividend may not be eligible for a reduced rate of taxation referred to below in “— Dividends on Common Stock.”

Dividends on Common Stock

If, after a U.S. holder converts a convertible debenture into our common stock and cash, we make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends may be eligible for reduced rates of tax. To the extent that the U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s tax basis in the shares of common stock. Any such distributions in excess of the U.S. holder’s tax basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are United States corporations will qualify for the dividends received deduction.

Sale of Common Stock

A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the common stock, which will generally be the fair market value of the common stock at the time of the conversion. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the common stock. The gain or loss recognized by a U.S. holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period for the common stock is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Backup Withholding and Information Reporting

In general, a U.S. holder will be subject to U.S. federal backup withholding tax at the applicable rate with respect to amounts paid (including original issue discount) on the convertible debentures, dividends on our common stock acquired upon conversion of a convertible debenture and the proceeds from the sale, exchange, redemption, or other disposition of convertible debentures or common stock, if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. In addition, such payments of interest, principal, premium or dividends to, and the proceeds of a sale, redemption, or other disposition by, the U.S. holder will generally be subject to information reporting requirements. The amount of any backup withholding from a payment to the U.S. holder will be allowed as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Ownership and Disposition of the Convertible Debentures

All payments made to a non-U.S. holder, including interest payments, a payment in common stock and cash pursuant to a conversion, and any gain realized on a sale or exchange of the convertible debentures, will be exempt from United States income and withholding tax provided that: (i) the beneficial owner of the convertible debentures does not actually or by attribution own 10% or more of the total combined voting power of all classes of stock of Omnicare entitled to vote, (ii) the beneficial owner of the convertible debentures is not a controlled foreign corporation that is related to Omnicare, actually or by attribution, through stock ownership, (iii) the beneficial owner of the convertible debentures is not a bank receiving interest described in section 881(c)(3)(A) of the Code, (iv) such payments are not “effectively connected” with a trade or business of the beneficial owner conducted in the United States (or, if a treaty applies, are not attributable to a “permanent establishment” of such beneficial owner in the United States), (v) either (A) the non-U.S. holder certifies under penalties of perjury on IRS Form W-8BEN or a suitable substitute form that it is not a “U.S. person,” as defined in the Code, and provides its name and address, and taxpayer identification number, if any, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the convertible debentures on behalf of the non-U.S. holder certifies under penalties of perjury that such a statement has been received from the non-U.S. holder and furnishes a copy thereof, and (vi) only with respect to payment pursuant to a conversion or any gain realized on a sale or exchange, we are not a “United States real property holding corporation” at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not currently, and do not expect to become, a United States real property holding corporation.

If a non-U.S. holder of the convertible debentures is engaged in a trade or business in the United States, and if interest is effectively connected with the conduct of such trade or business (or, if a treaty applies, is attributable to a “permanent establishment” of such beneficial owner in the United States), the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of the convertible debentures in the same manner as if it were a U.S. holder. In lieu of providing IRS Form W-8BEN described in the paragraph above, such a non-U.S. holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Constructive Dividends

If a non-U.S. holder were deemed to have received a constructive dividend (see “U.S. Holders—Constructive Dividends” above), the non-U.S. holder will generally be subject to U.S. federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend (see “—Ownership and Disposition of Common Stock” below). It is possible that this tax would be withheld from amounts owed to you, including interest on the convertible debentures, shares of our common stock or sales proceeds subsequently paid or credited to you.

Ownership and Disposition of Common Stock

If, after a non-U.S. holder converts a convertible debenture into common stock and cash, we make distributions on our common stock, the distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

If dividends paid to a non-U.S. holder are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (or, if under a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States by the non-U.S. holder), we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-U.S. person, and the dividends are effectively connected with the holder’s conduct of trade or business in the United States and are includible in the holder’s gross income. Effectively connected dividends will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to a non-U.S. holder that is a foreign corporation, under certain circumstances, the 30% branch profits tax).

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our common stock received upon conversion of a convertible debenture unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	we are a “United States real property holding corporation” at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period, and certain other conditions are met. We believe that we are not currently, and do not expect to become, a United States real property holding corporation.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of interest and dividends paid to that holder and the tax withheld from those payments. Copies of those information returns may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. A non-U.S. holder may be subject to additional information reporting or to backup withholding at the applicable rate on these payments unless the certifications described in clause (v) under “–Ownership and Disposition of the convertible debentures” above are received.

The payment of the proceeds from the disposition of convertible debentures or common stock made to a non-U.S. holder by or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of convertible debentures or common stock made to a non-U.S. holder by or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of convertible debentures or common stock made to a non-U.S. holder by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

The amount of any backup withholding paid to the IRS on behalf of a non-U.S. holder from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability (if any) and may entitle the non-U.S. holder to a refund, provided the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

This discussion of material U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, holders should consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of the convertible debentures and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

UNDERWRITING

Subject to the conditions specified in the underwriting agreement dated as of December 12, 2005, each of the underwriters named below for whom J.P. Morgan Securities Inc., Lehman Brothers Inc. and CIBC World Markets Corp. are joint-book running managers, has severally agreed to purchase from us, and we have agreed to sell to the underwriters, the principal amount of Debentures indicated in the following table:

Underwriters	Principal Amount of Debentures

J.P. Morgan Securities Inc.	$174,959,000

Lehman Brothers Inc.	174,958,000

CIBC World Markets Corp.	170,233,000

SunTrust Capital Markets, Inc.	160,738,000

Wachovia Capital Markets, LLC	129,759,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	37,537,000

Credit Suisse First Boston LLC	1,816,000

Total	$850,000,000

The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the convertible debentures in this offering if any are purchased other than those covered by the option to purchase additional convertible debentures. The conditions contained in the underwriting agreement include requirements that:

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets;

•	we deliver the customary closing documents to the underwriters; and

•	the underwriters receive certain legal opinions from their counsel.

Option to Purchase Additional Convertible Debentures

We have granted the underwriters an option exercisable for a 13-day period beginning with the original date of issuance, to purchase, from time to time, in whole or in part, up to an aggregate of an additional $127.5 million principal amount of convertible debentures at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than $850 million principal amount of convertible debentures in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase the following percentages of these additional convertible debentures: J.P. Morgan Securities Inc. (20.90%), Lehman Brothers Inc. (20.90%), CIBC World Markets Corp. (15.70%), SunTrust Capital Markets, Inc. (15.70%), Wachovia Capital Markets, LLC (15.70%) and Merrill Lynch, Pierce, Fenner and Smith Incorporated (11.10%).

Commission and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional $127.5 million aggregate principal amount of convertible debentures. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the convertible debentures.

	No Exercise	Full Exercise
Per debenture	$25	$25
Total	$21,250,000	$24,437,500

The representatives of the underwriters have advised us that the underwriters propose to offer the convertible debentures directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $15.00 per convertible debenture. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $2.8 million (exclusive of underwriting discounts and commissions).

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement other than permitted transfers, except that our directors and executive officers may sell in the aggregate up to 1.75 million shares of common stock during this period.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales of the convertible debentures to any account over which they exercise discretionary authority without the prior written approval of the customer.

Liquidity of the Trading Market

The convertible debentures are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the convertible debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible debentures.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the convertible debentures, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of convertible debentures the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of convertible debentures involved in the sales made by the underwriters in excess of the number of convertible debentures they are obligated to purchase is not greater than the number of convertible debentures that they may purchase by exercising their option to purchase additional convertible debentures. In a naked short position, the number of convertible debentures involved is greater than the number of convertible debentures in their option to purchase additional convertible debentures. The underwriters may close out any short position by either exercising their option to purchase additional convertible debentures and/or purchasing shares in the open market. In determining the source of convertible debentures to close out the short position, the underwriters will consider, among other things, the price of convertible debentures available for purchase in the open market as compared to the price at which they may purchase convertible debentures through their option to purchase additional convertible debentures. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the convertible debentures in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the convertible debentures in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the convertible debentures originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our convertible debentures and common stock or preventing or retarding a decline in the market price of our convertible debentures and common stock. As a result, the price of our convertible debentures and common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our debentures or common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

If you purchase convertible debentures offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Other Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc. acted as our financial advisor in connection with our acquisition of NeighborCare. In connection with that transaction, Lehman Brothers Inc. received customary fees for such services and certain of its expenses were reimbursed. Wachovia Securities was a financial advisor in connection with our acquisition of excelleRx, Inc. and certain of its affiliates had an ownership interest in excelleRx, Inc. In addition, certain of the underwriters also are serving either as joint book-running managers or co-managers in our concurrent offerings of senior subordinated notes and common stock. Furthermore, Wachovia Securities is acting as the dealer manager in connection with our tender offer for our 8.125% notes and the related consent solicitation.

Certain affiliates of the underwriters, including J.P. Morgan Chase Bank, N.A., Lehman Commercial Paper Inc., Canadian Imperial Bank of Commerce, SunTrust Bank, Wachovia Bank, National Association and Merrill Lynch Bank USA are lenders under our existing credit facility, including the 364-day loan facility, which will be repaid using a portion of the net proceeds of this offering, as well as a portion of the net proceeds of our offering of common stock and all of the net proceeds of our offering of notes. Because more than 10% of the net offering proceeds of this offering may be paid to the underwriters or their respective affiliates or associated persons, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering is being made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules, and Credit Suisse First Boston LLC has been engaged to act as a “qualified independent underwriter.” In such capacity, Credit Suisse First Boston LLC has performed due diligence investigations and reviewed and participated in the preparation of the prospectus supplement, and will recommend the maximum price at which the Debentures may be offered in accordance with the requirements of Rule 2720. Credit Suisse First Boston LLC will receive no compensation from us for serving in this capacity.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of convertible debentures for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

Legal matters with respect to the validity of the convertible debentures being offered hereby will be passed on for us by Dewey Ballantine LLP, New York, New York. The underwriters have been represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its diluted earnings per share as described in footnotes 1 and 11 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of NeighborCare, Inc. as of September 30, 2004 and 2003 and for each of the years in the three-year period ended September 30, 2004 have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, with the SEC. You may read and copy any document we file at the following public reference room maintained by the SEC:

450 Fifth Street, N.W.

Washington, D.C., 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our filings also are available on the SEC’s website at www.sec.gov.

Copies of these reports, proxy statements and other information also can be inspected at the following address:

New York Stock Exchange

20 Broad Street

New York, New York 10005

This prospectus supplement and the accompanying prospectus constitute part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompanying prospectus omit some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus supplement and the accompanying prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT

We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus supplement or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

(a)	Omnicare, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 16, 2005 including the portions of our proxy statement and related supplement incorporated by reference therein;

(b)	Omnicare, Inc.’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005, filed May 10, 2005 and August 9, 2005, respectively, and Form 10-Q/A for the fiscal quarter ended September 30, 2005, filed November 23, 2005;

(c)	Omnicare, Inc.’s Current Reports on Form 8-K and Form 8-K/A, as applicable, filed March 9, 2005, March 29, 2005, May 20, 2005, July 7, 2005, July 8, 2005, July 14, 2005, August 3, 2005, August 11, 2005, October 13, 2005, November 23, 2005, November 23, 2005, November 23, 2005 and December 9, 2005;

(d)	NeighborCare, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed December 10, 2004, as amended by Amendment No. 1 on Form 10-K/A, filed on December 14, 2004;

(e)	NeighborCare, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004 and March 31, 2005, filed February 8, 2005 and May 9, 2005, respectively;

(f)	NeighborCare, Inc.’s Current Reports on Form 8-K, filed February 17, 2005, June 14, 2005, July 11, 2005 and July 18, 2005; and

(g)	Description of our common stock set forth in our Registration Statement on Form 8-A, filed November 25, 1981.

The preceding list supersedes and replaces the documents listed in the accompanying prospectus under the heading “Documents Incorporated by Reference into this Prospectus.” Any further filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of our common stock made hereby also will be incorporated by reference in this prospectus supplement (other than information in such documents that is deemed not to be filed).

You may request a copy of our filings at no cost by writing or telephoning us at the following address:

Omnicare, Inc.

Attention: Cheryl D. Hodges, Senior Vice President and Secretary

100 East RiverCenter Boulevard

Covington, Kentucky, 41011

(859) 392-3300

Descriptions in this prospectus supplement or in any document incorporated by reference herein or therein of contracts or other documents are not necessarily complete, and in each instance, reference is made to the copies of these contracts or other documents filed as exhibits to, or incorporated by reference in, the prospectus supplement.

PROSPECTUS

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

Debt Securities

Preferred Stock

Common Stock

Depositary Shares

Warrants

Purchase Contracts

Units

Omnicare Capital Trust III

Omnicare Capital Trust IV

Omnicare Capital Trust V

Trust Preferred Securities Fully and Unconditionally

Guaranteed by Omnicare, Inc.

We or, as applicable, the Omnicare Capital Trusts may offer from time to time the following types of securities:

•	shares of our common stock;
•	shares of our preferred stock, which may be issued in the form of depositary receipts representing a fraction of a share of preferred stock;
•	our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other evidences of indebtedness;
•	warrants to purchase any of the other securities that may be sold under this prospectus;
•	trust preferred securities by one of the Omnicare Capital Trusts and fully and unconditionally guaranteed by us;
•	purchase contracts to acquire any of the other securities that may be sold under this prospectus; or
•	any combination of these securities, individually or as units.

The securities will have an aggregate initial offering price of up to $2,800,000,000 or an equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars. The securities may be offered separately or together in any combination and as separate series.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

Investing in these securities involves risks. You should carefully review the discussion under the heading “ Risk Factors” on page 4 regarding information included and incorporated by reference in this prospectus and the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “OCR.”

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the relevant prospectus supplement.

This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is November 25, 2005.

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation. Neither the delivery of this prospectus nor any sale under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, that the information contained in this prospectus is correct as of any time subsequent to its date, or that any information incorporated by reference in this prospectus is correct as of any time subsequent to its date.

Unless otherwise indicated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars (“$,” “dollars,” “U.S. dollars” or “U.S.$”).

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $2,800,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of management’s views and assumptions regarding business performance as of the time the statements are made. These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this prospectus (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact.

Forward-looking statements in this prospectus include, but are not limited to, the following: expectations concerning our financial performance, results of operations, sales earnings or business outlook; expectations regarding acquisitions; trends in the long-term healthcare and contract research industries generally; expectations concerning our ability to leverage our core business; anticipated growth in alternative institutional markets such as correctional facilities, hospice care, mental health and personal care or supportive living facilities; expectations concerning continued relative stability in the operating environment in the long-term care industry; anticipated demographic trends in the healthcare industry; the impact of drug price inflation; changes in government and other reimbursement formulas to take into account drug price inflation or deflation; the ability to allocate resources in order to enhance gross profit margins; the ability to continue our value creation strategy through expanding its core pharmaceutical business and leveraging that business through the development and expansion of clinical information services; our ability to continue to leverage fixed and variable overhead costs through internal and acquired growth; the impact of our refinancings in enhancing our financial position and providing financial flexibility to support our ongoing growth strategies; other factors affecting our strategy for future growth; the effectiveness of our unit-of-use controls and computerized documentation system; the effectiveness of our health and outcomes management programs; the ability to leverage our contract research organization, or CRO, business and our core pharmacy business as anticipated; expectations concerning product and market development efforts; trends concerning the commencement, continuation or cancellation of CRO projects and backlog; the effectiveness of recent cost reduction efforts in the CRO; volatility in the CRO business; anticipated business performance of the CRO in 2005; expectations in the CRO business resulting from streamlining and globalization efforts, our unique capabilities in the geriatric market and strength of presence in the drug development marketplace; trends in healthcare funding issues, including, but not limited to, state Medicaid budgets, enrollee eligibility, escalating drug prices due to higher utilization among seniors and the aging of the population; expectations concerning increasing Medicare admissions and improving occupancy rates; the introduction of more expensive medications, and increasing use of generic medications; the impact of any changes in healthcare policy relating to the future funding of the Medicaid and Medicare programs; the cost-effectiveness of pharmaceuticals in treating chronic illnesses for the elderly; the effectiveness of our formulary compliance program; the effectiveness of our pharmaceutical purchasing programs and our ability to obtain discounts and manage pharmaceutical costs; the adequacy and availability of our sources of liquidity and capital; payments of future quarterly dividends; the adequacy of our net cash flows from operating activities, credit facilities and other long and short-term debt financings to satisfy our future working capital needs, acquisition contingency commitments, debt servicing, capital expenditures and other financing requirements for the foreseeable future; the ability, if necessary, to refinance indebtedness or issue additional indebtedness or equity; interest rate risk on our outstanding debt; valuations of derivative instruments embedded in our trust PIERS instruments; the adequacy of our allowance for doubtful accounts; expectations concerning inventory write-offs; the adequacy of insurance expense estimates and methodology; the adequacy of the provisions for current or deferred taxes; the impact of reduced government reimbursement rates to our skilled nursing facility, or SNF, clients which could adversely affect the timing or level of SNF payments to us; the impact of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, including the Medicare Part D prescription drug benefit, effective January 1, 2006, as implemented pursuant to Centers for Medicare & Medicaid Services, or CMS, regulations and subregulatory guidance; the impact of continued pressure on federal and state Medicaid budgets and budget shortfalls which have led to decreasing reimbursement rates and other cost control measures in certain states; our ability to respond to such federal and state budget shortfalls and corresponding reductions in Medicaid reimbursement rates; the effect of any changes and considerations in long-term healthcare funding policies for Medicare and Medicaid programs; expected demand for long-term care; the pace and quality of new drug development targeted at diseases of the elderly; the impact of newer drugs that, although more expensive, are more efficient at treating illness and thereby reduce overall healthcare costs; trends and expectations concerning long-term growth prospects for the geriatric care industry and the containment of healthcare costs for the elderly; expectations concerning the growth in the elderly population; anticipated changes in healthcare delivery systems and payment methodologies in order to fund growing demand; our ability to utilize our expertise in geriatric pharmaceutical care and pharmaceutical cost management and our database on drug utilization and outcomes in the elderly to meet the anticipated challenges of the healthcare environment; the effectiveness of our growth strategy in allowing us to maximize cash flow, maintain a strong financial position, enhance the efficiency of our operations and continue to develop our franchise in the geriatric pharmaceutical market; the ability of expansion in our core business to provide us greater ability to leverage our clinical services and information business, thereby enhancing cost advantages in the institutional pharmacy market; the belief that new drug discovery will remain an important priority for pharmaceutical manufacturers; and expectations concerning opportunities for future growth and the continued need for pharmaceutical manufacturers to utilize contract research businesses in optimizing research and development efforts.

These forward-looking statements, together with other statements that are not historical, involve known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond our control, but are not limited to: overall economic, financial, political and business conditions; trends in the long-term healthcare and contract research industries; competition in the pharmaceutical, long-term care and contract research industries; the impact of consolidation in the pharmaceutical and long-term care industries; trends in long-term care occupancy rates and demographics; the ability to attract new clients and service contracts and retain existing clients and service contracts; the ability to consummate pending acquisitions; trends for the continued growth of our businesses; expectations concerning the development and performance of our informatics business; the effectiveness of our formulary compliance program; trends in drug pricing, including the impact and pace of pharmaceutical price increases; delays and reductions in reimbursement by the government and other payors to customers and to us as a result of pressures on federal and state budgets or for other reasons; the overall financial condition of our customers; our ability to assess and react to the financial condition of our customers; the effectiveness of our pharmaceutical purchasing programs and our ability to obtain discounts and manage pharmaceutical costs; the ability of vendors and business partners to continue to provide products and services to us; the continued successful integration of acquired companies and the ability to realize anticipated revenues, economies of scale, cost synergies and profitability; the continued availability of suitable acquisition candidates; pricing and other competitive factors in the industry; increases or decreases in reimbursement rates and the impact of other cost control measures; the impact on our revenues, profits and margins resulting from market trends in the use of newer branded drugs versus generic drugs; the number and usage of generic drugs and price competition in the drug marketplace; the ability to attract and retain needed management; competition for qualified staff in the healthcare industry; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the demand for our products and services; variations in costs or expenses; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the ability of clinical research projects to produce revenues in future periods; the ability to benefit from streamlining and globalization efforts at the CRO; trends concerning CRO backlog; the effectiveness of our implementation and expansion of our clinical and other service programs; the effect of new legislation, government regulations, and/or executive orders, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; the impact of the MMA, including the Medicare Part D prescription drug benefit effective January 1, 2006, as implemented pursuant to CMS regulations and subregulatory guidance; legislation and regulations affecting payment and reimbursement rates for SNFs; trends in federal and state budgets and their impact on Medicaid reimbursement rates; government budgetary pressures and shifting priorities; our ability to adjust to federal and state budget shortfalls; efforts by payors to control costs; our failure or the failure of the long-term care facilities we serve to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to the CRO business for regulatory or other reasons; the outcome of litigation; potential liability for losses not covered by, or in excess of, insurance; the impact of differences in actuarial assumptions and estimates pertaining to employee benefit plans; events or circumstances which result in an impairment of, assets, including, but not limited to, goodwill; market conditions which adversely affect the valuation of the trust PIERS instruments; the outcome of audit, compliance, administrative or investigatory reviews; volatility in the market for Omnicare common stock and in the financial markets generally; access to adequate capital and financing; changes in international economic and political conditions and currency fluctuations between the U.S. dollar and other currencies; changes in tax laws and regulations; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare’s reports and filings with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the risks described in this prospectus, in addition to the other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement, before making an investment decision. These risks are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations. Any of these risks could materially and adversely affect our business, financial condition or results of operations. In such cases, you may lose all or part of your investment.

Risks Relating to Our Business

Omnicare has substantial outstanding debt and could incur more debt in the future. Any failure to meet its debt obligations would adversely affect Omnicare’s business and financial condition.

At December 31, 2004, Omnicare’s total consolidated long-term debt (including current maturities) accounted for approximately 39.9% of its total capitalization. In addition, Omnicare and its subsidiaries may be able to incur substantial additional debt in the future. The instruments governing Omnicare’s current indebtedness contain restrictions on Omnicare’s incurrence of additional debt. These restrictions, however, are subject to a number of qualifications and exceptions, and under certain circumstances, Omnicare could incur substantial additional indebtedness in compliance with these restrictions, including in connection with potential acquisition transactions. Moreover, these restrictions do not prevent Omnicare from incurring obligations that do not constitute debt under the governing documents.

The degree to which Omnicare is leveraged could have important consequences to you, including:

•	a substantial portion of Omnicare’s cash flow from operations will be required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions, dividends or general corporate or other purposes;

•	Omnicare’s ability to obtain additional financing in the future may be impaired;

•	Omnicare may be more highly leveraged than its competitors, which may place it at a competitive disadvantage;

•	Omnicare’s flexibility in planning for, or reacting to, changes in its business and industry may be limited; and

•	Omnicare’s degree of leverage may make it more vulnerable in the event of a downturn in its business or in its industry or the economy in general.

Omnicare’s ability to make payments on and to refinance its debt will depend on its ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond Omnicare’s control.

We cannot assure you that Omnicare’s business will generate sufficient cash flow from operations or that future borrowings will be available under its credit facilities in an amount sufficient to enable Omnicare to pay its debt or to fund its other liquidity needs. Omnicare may need to refinance all or a portion of its debt on or before maturity. We cannot assure you that Omnicare would be able to refinance any of its debt, including any credit facilities on commercially reasonable terms or at all.

If we or our client institutions fail to comply with Medicaid and Medicare reimbursement regulations, our revenue could be reduced, we could be subject to penalties and we could lose our eligibility to participate in these programs.

Approximately one-half of our pharmacy services billings are directly reimbursed by government sponsored programs. These programs include Medicaid and, to a lesser extent, Medicare. The remainder of our billings are paid or reimbursed by individual residents, long-term care facilities and other third party payors, including private insurers. A portion of these revenues also are indirectly dependent on government programs. The table below represents our approximated payor mix for the last three years:

	2002	2003	2004
State Medicaid programs	46%	47%	48%
Private pay and long-term care facilities (1)	44%	45%	45%
Federal Medicare programs (2)	2%	2%	2%
Other private sources (3)	8%	6%	5%

Totals	100%	100%	100%

(1)	Includes payments from skilled nursing facilities on behalf of their federal Medicare program-eligible residents (Medicare Part A) and for other services and supplies, as well as payments from third-party insurers and private pay.
(2)	Includes direct billing for medical supplies.
(3)	Includes our contract research organization revenues.

The Medicaid and Medicare programs are highly regulated. The failure, even if inadvertent, of us and/or our client institutions to comply with applicable reimbursement regulations could adversely affect our reimbursement under these programs and our ability to continue to participate in these programs. In addition, our failure to comply with these regulations could subject us to other penalties.

Continuing efforts to contain healthcare costs may reduce our future revenue.

Our sales and profitability are affected by the efforts of healthcare payors to contain or reduce the cost of healthcare by lowering reimbursement rates, limiting the scope of covered services, and negotiating reduced or capitated pricing arrangements. Any changes which lower reimbursement levels under Medicaid, Medicare or private pay programs, including managed care contracts, could reduce our future revenue. Furthermore, other changes in these reimbursement programs or in related regulations could reduce our future revenue. These changes may include modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid, Medicare or third party expenditures. In addition, our profitability may be adversely affected by any efforts of our suppliers to shift healthcare costs by increasing the net prices on the products we obtain from them.

Federal and state healthcare legislation has significantly impacted our business, and future legislation and regulations are likely to affect us.

In recent years, federal legislation has resulted in major changes in the healthcare system, which significantly affected healthcare providers. The Balanced Budget Act of 1997, or BBA, sought to achieve a balanced federal budget by, among other things, changing the reimbursement policies applicable to various healthcare providers. In a significant change for the skilled nursing facility industry, the BBA provided for the introduction in 1998 of the prospective payment system, or PPS, for Medicare-eligible residents of skilled nursing facilities. Prior to PPS, skilled nursing facilities under Medicare received cost-based reimbursement. Under PPS, Medicare pays skilled nursing facilities a fixed fee per patient per day based upon the acuity level of the resident, covering substantially all items and services furnished during a Medicare-covered stay, including pharmacy services. PPS resulted in a significant reduction of reimbursement to skilled nursing facilities. Admissions of Medicare residents, particularly those requiring complex care, declined in many skilled nursing facilities due to concerns relating to the adequacy of reimbursement under PPS. This caused a weakness in Medicare census leading to a significant reduction of overall occupancy in the skilled nursing facilities we served. This decline in occupancy and acuity levels adversely impacted our results beginning in 1999, as we experienced lower utilization of our services, coupled with PPS-related pricing pressure from our skilled nursing facility customers. The BBA also imposed numerous other cost-saving measures affecting Medicare skilled nursing facility services.

In 1999 and 2000, Congress sought to restore some of the reductions in reimbursement resulting from PPS. We believe this legislation improved the financial condition of skilled nursing facilities and provided incentives to increase occupancy and Medicare admissions, particularly among the more acutely ill. While certain of the payment increases mandated by these laws expired October 1, 2002, one provision gave skilled nursing facilities a temporary rate increase for certain high-acuity patients, including medically-complex patients with generally higher pharmacy costs, beginning April 1, 2000 and ending when the Centers for Medicare & Medicaid Services, or CMS, implements a refined resource utilization group, or RUG, patient classification system that better accounts for medically-complex patients. For several years, CMS did not implement such refinements, thus continuing the additional rate increases for certain high-acuity patients through federal fiscal year 2005. On July 28, 2005, CMS issued, and on August 4, 2005 published in the Federal Register, its final SNF PPS rule for fiscal year 2006. Under the rule, CMS added nine patient classification categories to the PPS patient classification system, thus triggering the expiration of the high-acuity payment add-ons. However, CMS estimates that the rule will have no net financial impact on SNFs in fiscal year 2006 because the $1.02 billion reduction from the expiration of the add-on payments will be more than offset by a $510 million increase in the nursing case-mix weight for all of the RUG categories and a $530 million increase associated with various updates to the payment rates (including updates to the wage and market basket indexes), resulting in a $20 million overall increase in payments for fiscal year 2006. The new patient classification refinements will be effective on January 1, 2006, and the market basket increase became effective October 1, 2005. While the fiscal year 2006 SNF PPS rates will not decrease payments to skilled nursing facilities, the loss of revenues associated with future changes in skilled nursing facility payment rates could, in the future, have an adverse effect on the financial condition of our skilled nursing facility clients which could, in turn, adversely affect the timing or level of their payments to us.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which includes a major expansion of the Medicare prescription drug benefit under a new Medicare Part D. Until the Part D benefit goes into effect on January 1, 2006, Medicare beneficiaries can receive assistance with their outpatient prescription drug costs through a new prescription drug discount card program, which began in June 2004, and which gives enrollees access to negotiated discounted prices for prescription drugs.

Under the new prescription drug benefit, Medicare beneficiaries may enroll in prescription drug plans offered by private entities (or in a “fallback” plan offered on behalf of the government through a contractor, to the extent private entities fail to offer a plan in a given area), which will provide coverage of outpatient prescription drugs (collectively, “Part D Plans”). Part D Plans will include both plans providing the drug benefit on a stand alone basis and Medicare Advantage plans providing drug coverage as a supplement to an existing medical benefit under that Medicare Advantage plan, most commonly a health maintenance organization plan. Medicare beneficiaries generally will have to pay a premium to enroll in a Part D Plan, with the premium amount varying from plan to plan, although CMS will provide various federal subsidies to Part D Plans to reduce the cost to beneficiaries. Medicare beneficiaries who are also entitled to benefits under a state Medicaid program (so-called “dual eligibles”) will have their prescription drug costs covered by the new Medicare drug benefit, including the nursing home residents we serve, whose drug costs are currently covered by state Medicaid programs.

CMS will provide premium and cost-sharing subsidies to Part D Plans with respect to dual eligible residents of nursing homes. Therefore, such dual eligibles will not be required to pay a premium for enrollment in a Part D Plan, so long as the premium for the Part D Plan in which they are enrolled is at or below the premium subsidy.

Dual eligible residents of nursing homes will be entitled to have their entire prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary, or an exception to the plan’s formulary is granted. CMS has reviewed the formularies of Part D Plans and has indicated that it will require their formularies to include the types of drugs most commonly needed by Medicare beneficiaries. CMS also will ensure and that plans’ formulary exceptions criteria provide for coverage of drugs determined by the plan to be medically necessary for the enrollee.

Pursuant to the Part D final rule, we will obtain reimbursement for drugs we provide to enrollees of a given Part D Plan in accordance with the terms of agreements negotiated between us and that Part D Plan. We have negotiated such agreements with many Part D Plan sponsors under which we will provide drugs and associated services to their enrollees. We continue to negotiate agreements with other Part D Plans. Until all such agreements are finalized and Medicare beneficiaries enroll in the plans, including national, regional and local plans, we will not be able to determine the impact of the new Part D drug benefit on our results of operations or financial condition. The MMA will not change the manner in which Medicare pays for drugs for Medicare beneficiaries covered in a Part A stay. We will continue to receive reimbursement for drugs provided to such residents from the skilled nursing facilities, in accordance with the terms of the agreements we have negotiated with each skilled nursing facility.

CMS has issued subregulatory guidance on many aspects of the final Part D rule, including the provision of pharmaceutical services to long-term care residents, and the agency will continue to issue guidance as the new program is implemented. We are continuing to monitor implementation of the new Part D benefit, and cannot predict the ultimate effect of the final rule or the outcome of other potential developments relating to its implementation on our business or results of operations.

The MMA also reforms the Medicare Part B prescription drug payment methodology. With certain exceptions, in 2004 most Part B drugs were reimbursed at 85 percent of the April 1, 2003 average wholesale price. In 2005, Medicare Part B payment generally equals 106 percent of the lesser of (i) the wholesale acquisition cost of the product, or (ii) the average sales price, or ASP, of the product, with certain exceptions and adjustments. More significant reforms are planned for 2006, when most drugs will be reimbursed under either an ASP methodology or under a “competitive acquisition program.” Our revenues for drugs dispensed under Medicare Part B are not significant in comparison to total revenues. The MMA also includes provisions that will institute administrative reforms designed to improve Medicare program operations. It is uncertain at this time the impact that the MMA’s legislative reforms or future Medicare reform legislation ultimately will have on us.

Discounted average wholesale price, or AWP, plus a dispensing fee is the basis for many state Medicaid programs’ reimbursement of drugs to pharmacy providers for Medicaid beneficiaries generally as well as under certain private reimbursement programs. If government or private health insurance programs discontinue or modify the use of AWP or otherwise implement payment methods that reduce the reimbursement for drugs and biologicals, it could adversely affect our level of reimbursement.

With respect to Medicaid, the BBA repealed the “Boren Amendment” federal payment standard for Medicaid payments to Medicaid nursing facilities, effective October 1, 1997, giving states greater latitude in setting payment rates for such facilities. The law also granted states greater flexibility to establish Medicaid managed care programs without the need to obtain a federal waiver. Although these waiver programs generally exempt institutional care, including nursing facilities and institutional pharmacy services, some states do use managed care principles in their long-term care programs. Moreover, no assurances can be given that additional Medicaid programs ultimately will not change the reimbursement system for long-term care, including pharmacy services, from fee-for-service to managed care negotiated or capitated rates. Our operations have not been adversely affected in states with managed care programs in effect. In addition, some states continue to face budget shortfalls, and most states are taking steps to implement cost controls within their Medicaid programs. Likewise, the federal government may consider changes to Medicaid designed to rein in program spending. A Medicaid Commission has been established to advise the Secretary of HHS on, among other things, ways to achieve $10 billion in Medicaid savings over five years. In addition, Congress is considering various proposals to reduce Medicaid spending. There can be no assurance that future changes in Medicaid payments to pharmacies, nursing facilities or managed care systems will not have an adverse impact on our business. While we have endeavored to adjust to these pricing pressures to date, these pressures are likely to continue or escalate, particularly if economic recovery does not emerge, and there can be no assurance that such occurrence will not have an adverse impact on our business.

Further, in order to rein in healthcare costs, we anticipate that federal and state governments will continue to review and assess alternate healthcare delivery systems, payment methodologies and operational requirements for healthcare providers, including long-term care facilities and pharmacies. Given the continuous debate regarding the cost of healthcare, managed care and other healthcare issues, we cannot predict with any degree of certainty what additional healthcare initiatives, if any, will be implemented or the effect any future legislation or regulation will have on our business. Longer term, funding for federal and state healthcare programs must consider the aging of the population and the growth in enrollees as eligibility is expanded; the escalation in drug costs owing to higher drug utilization among seniors and the introduction of new, more efficacious but also more expensive medications; the implementation of the Medicare drug benefit for seniors; and the long-term financing of the entire Medicare program. Given competing national priorities, it remains difficult to predict the outcome and impact on us of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs. Further, Medicaid and/or Medicare payment rates for pharmaceutical supplies and services may not continue to be based on current methodologies or remain comparable to present levels. Any future healthcare legislation or regulation may adversely affect our business.

If we fail to comply with licensure requirements, fraud and abuse laws or other applicable laws, we may need to curtail operations, and could be subject to significant penalties.

Our pharmacy business is subject to extensive and often changing federal, state and local regulations, and our pharmacies are required to be licensed in the states in which they are located or do business. While we continuously monitor the effects of regulatory activity on our operations and we currently have pharmacy licenses for each pharmacy we operate, the failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of our business. The long-term care facilities that contract for our services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these long-term care facilities to comply with these or future regulations or to obtain or renew any required licenses could result in our inability to provide pharmacy services to these facilities and their residents. We are also subject to federal and state laws that prohibit some types of direct and indirect payments between healthcare providers. These laws, commonly known as the fraud and abuse laws, prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion from the Medicaid, Medicare and other federal healthcare programs.

We expend considerable resources in connection with our compliance efforts. We believe that we are in compliance in all material respects with state and federal regulations applicable to our business.

Federal and state laws that protect patient health information may increase our costs and limit our ability to collect and use that information.

Our company and the healthcare industry generally also are impacted by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the healthcare system. HIPAA requires the Department of Health and Human Services to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment and remittance advice (“transaction standards”); privacy of individually identifiable healthcare information (“privacy standards”); security and electronic signatures (“security standards”), as well as unique identifiers for providers, employers, health plans and individuals; and enforcement. In many of our operations, we are a healthcare provider, required to comply in our operations with these standards and subject to significant civil and criminal penalties for failure to do so. In addition, we provide services to customers that also are healthcare providers and are required to provide satisfactory written assurances to those customers that we will provide those services subject to the requirements of the privacy standards. The transaction standards have gone into effect, although we and most other covered entities in the healthcare industry received an extension until October 2003 to comply. However, in September 2003, CMS acknowledged that not all healthcare providers were capable of submitting HIPAA-compliant claims transactions, and therefore adopted a contingency plan for Medicare that would permit the continued use of non-compliant electronic transactions in order to avoid disruption of providers’ cash flow due to rejection of non-HIPAA compliant claims. This contingency plan will continue in effect until terminated by CMS. On February 27, 2004, CMS instructed Medicare carriers and fiscal intermediaries that, as of July 6, 2004, HIPAA non-compliant claims may be paid no earlier than 27 days after receipt, while HIPAA-complaint claims are eligible for payment 14 days from receipt. Most health plans and healthcare providers such as us were required to comply with the privacy standards by April 2003. In February 2003, the Department of Health and Human Services published standards for the security of electronic health information. We were required to comply with the requirements of the security standards by April 2005 and believe that we are in compliance with such standards. CMS published a rule in January 2004 announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. This rule became effective May 23, 2005, with a compliance date of May 23, 2007. Based on current information, we believe we will be able to fully comply with HIPAA requirements, however, at this time we cannot estimate the cost of compliance or if implementation of the HIPAA standards will result in an adverse effect on our operations or profitability, or that of our customers.

We are subject to additional risks relating to our acquisition strategy.

One component of our strategy contemplates our making selected acquisitions. Acquisitions involve inherent uncertainties. These uncertainties include our ability to consummate proposed acquisitions on favorable terms or at all, the effect on acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of these businesses. The successful integration of acquired businesses will require, among other things:

•	consolidation of financial and managerial functions and elimination of operational redundancies;

•	achievement of purchasing efficiencies;

•	the addition and integration of key personnel; and

•	the maintenance of existing business.

Even though an acquired business may have experienced positive financial performance as an independent company prior to an acquisition, we cannot be sure that the business will continue to perform positively after an acquisition.

We also may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We have policies and procedures to conduct reviews of potential acquisition candidates for compliance with healthcare laws and to conform the practices of acquired businesses to our standards and applicable laws. We also generally seek indemnification from sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

We cannot be sure of the successful completion or integration of any acquisition or that an acquisition will not have an adverse impact on our results of operations or financial condition.

We operate in highly competitive businesses.

The long-term care pharmacy business is highly regionalized and, within a given geographic region of operations, highly competitive. Our largest competitors nationally are Pharmerica, Inc., a subsidiary of AmerisourceBergen Corporation, and Kindred Pharmacy Services, a division of Kindred Healthcare, Inc. In the geographic regions we serve, we also compete with numerous local retail pharmacies, local and regional institutional pharmacies and pharmacies owned by long-term care facilities. While we compete on the basis of quality, cost-effectiveness and the increasingly comprehensive and specialized nature of our services, along with the clinical expertise, pharmaceutical technology and professional support we offer, competitive pricing pressures may affect our profitability.

Our contract research organization, or CRO, business, competes against other full-service CROs and client internal resources. The CRO industry is highly fragmented with a number of full-service contract research organizations and many small, limited-service providers, some of which serve only local markets. Clients choose a CRO based upon, among other reasons, reputation, references from existing clients, the client’s relationship with the organization, the organization’s experience with the particular type of project and/or therapeutic area of clinical development, the organization’s ability to add value to the client’s development plan, the organization’s financial stability and the organization’s ability to provide the full range of services required by the client.

We are dependent on our senior management team and our pharmacy professionals.

We are highly dependent upon the members of our senior management and our pharmacists and other pharmacy professionals. Our business is managed by a small number of key management personnel who have been extensively involved in the success of our business, including Joel F. Gemunder, our President and Chief Executive Officer. If we were unable to retain these persons, we might be adversely affected. There is a limited pool of senior management personnel with significant experience in our industry. Accordingly, we believe we could experience significant difficulty in replacing key management personnel. Although we have employment contracts with our key management personnel, these contracts generally may be terminated without cause by either party.

In addition, our continued success depends on our ability to attract and retain pharmacists and other pharmacy professionals. Competition for qualified pharmacists and other pharmacy professionals is strong. The loss of pharmacy personnel or the inability to attract, retain or motivate sufficient numbers of qualified pharmacy professionals could adversely affect our business. Although we generally have been able to meet our staffing requirements for pharmacists and other pharmacy professionals in the past, our inability to do so in the future could have a material adverse effect on us.

OUR COMPANY

We are a leading geriatric pharmaceutical services company. We are the nation’s largest provider of pharmaceuticals and related pharmacy services to long-term healthcare institutions. Our clients include primarily skilled nursing facilities, assisted living facilities, retirement centers, independent living communities, hospitals, hospice and other healthcare settings. We provide our pharmacy services to long-term care facilities and other chronic care settings, comprising approximately 1,441,000 beds in 47 states, the District of Columbia and in Canada. We purchase, repackage and dispense pharmaceuticals, both prescription and non-prescription, and provide computerized medical record keeping and third-party billing for residents in those facilities. We also provide consultant pharmacist services, including evaluating monthly patient drug therapy, monitoring the drug distribution system within the nursing facility, assisting in compliance with state and federal regulations and providing proprietary clinical and health management programs. In addition, we provide ancillary services, such as administering medications and nutrition intravenously (infusion therapy services) and furnishing respiratory therapy services, medical supplies and equipment and clinical care planning and financial software information systems to our client facilities. As well, we provide operational software and support systems to long-term care pharmacy providers across the United States. We provide pharmaceutical distribution and patient assistance services for specialty pharmaceuticals. We also provide comprehensive product development and research services for the pharmaceutical, biotechnology, medical device and diagnostic industries in 30 countries at September 30, 2005.

Our primary line of business is the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services, data management services and medical supplies to skilled nursing facilities, assisted living facilities and other providers of healthcare services. We serve this market primarily through our national network of pharmacies, which are dedicated to serving skilled nursing, assisted living and other institutional healthcare facilities and are strategically located throughout the United States. We typically service long-term care facilities within a 150-mile radius of our pharmacy locations and maintain a 24-hour, seven-day per week, on-call pharmacist service for emergency dispensing and delivery and for consultations with the facility’s staff or attending physicians. We utilize a unit-of-use distribution system. This means that our prescriptions are packaged for dispensing in individual doses. This differs from prescriptions filled by retail pharmacies, which typically are dispensed in vials or other bulk packaging requiring measurement of each dose by or for the patient. Our delivery system is intended to improve control over pharmaceutical distribution and patient compliance with drug therapy by increasing the accuracy and timeliness of drug administration. In conjunction with our delivery system, our record keeping/documentation system is designed to result in greater efficiency in nursing time, improved control and reduced waste in client facilities, and lower error rates in both dispensing and administration. We also furnish intravenous administration of medication and nutrition therapy and respiratory therapy services, medical supplies and equipment and clinical care planning and software support systems. We believe we distinguish ourselves from many of our competitors by also providing proprietary clinical programs. For example, we have developed a ranking of drugs based on their relative clinical effectiveness for the elderly and by cost to the payor. We use these rankings, which we call the Omnicare Geriatric Pharmaceutical Care Guidelines®, or Omnicare Guidelines, to more effectively manage patient care and costs. In addition, we provide health and outcomes management programs for the large base of elderly residents of the long-term care facilities we serve.

Our principal executive offices are located at 100 East RiverCenter Boulevard, Covington, Kentucky, 41011, and our telephone number is (859) 392-3300. Our corporate website address is www.omnicare.com. Information contained on our website is not part of this prospectus.

THE OMNICARE CAPITAL TRUSTS

Each of Omnicare Capital Trust III, Omnicare Capital Trust IV and Omnicare Capital Trust V is a statutory trust formed under Delaware law by us, as sponsor of each of the trusts, and Chase Bank USA, National Association, as trustee in the State of Delaware pursuant to the Delaware Statutory Trust Act. The trusts have been formed solely:

•	for the possible sale of one or more series of trust preferred securities under this prospectus and the sale of trust common securities to us or one of our subsidiaries at the time of any sale of trust preferred securities;

•	to purchase a specific series of our subordinated debt securities with the proceeds of any sale of their securities; and

•	to engage in related activities.

The principal office of each of the trusts is c/o Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky, 41011, and its telephone number is (859) 392-3300.

USE OF PROCEEDS

Unless we indicate otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include, but not be limited to, refinancing of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

The Omnicare Capital Trusts will use all of the proceeds from the sale of trust preferred securities to purchase a specific series of our subordinated debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Ratio of earnings to fixed charges (1)(2)	2.2x	2.8x	4.0x	4.3x	5.3x	5.6x	3.8x

(1)	Our ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest proportion) of rent expense.

(2)	Our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as our ratios of earnings to fixed charges set forth above because we had no shares of preferred stock outstanding during the periods indicated and currently have no shares of preferred stock outstanding.

GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL

We, directly or through agents, dealers or underwriters that we may designate, may offer and sell, from time to time, up to $2,800,000,000 (or the equivalent in one or more foreign currencies or currency units) aggregate initial offering price of:

•	shares of our common stock;

•	shares of our preferred stock, which may be issued in the form of depositary receipts representing a fraction of a share of preferred stock;

•	our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other evidences of indebtedness, and which may be guaranteed by certain of our subsidiaries;

•	warrants to purchase any of the other securities that may be sold under this prospectus;

•	trust preferred securities issued by one of the Omnicare Capital Trusts and fully and unconditionally guaranteed by us;

•	purchase contracts to acquire any of the other securities that may be sold under this prospectus; or

•	any combination of these securities, individually or as units.

We may offer and sell these securities either individually or as units consisting of one or more of these securities, each on terms to be determined at the time of sale. We may issue debt securities and/or preferred stock that are exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value per share. We describe the preferred stock under the heading “Description of Preferred Stock.”

This section summarizes the general terms of our common stock that we may offer. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and the market price, dividend information and any other relevant information. The summaries in this section and the prospectus supplement do not describe every aspect of the common stock. When evaluating the common stock, you should also refer to all of the provisions of our charter, our by-laws and the Delaware General Corporation Law (“DGCL”). Our charter and by-laws are incorporated by reference in the registration statement.

Terms of the Common Stock

As of September 30, 2005, 106,582,399 shares of our common stock were outstanding. Our common stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of our common stock have one vote on any matter submitted to the vote of stockholders. Our common stock does not have cumulative voting rights. Upon our liquidation, the holders of our common stock are entitled to receive, on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of our common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All outstanding shares of our common stock are fully paid and nonassessable.

Rights Agreement

On June 2, 1999, we paid a dividend of one preferred share purchase right for each outstanding share of our common stock to the stockholders of record on that date. Each right entitles the registered holder to purchase one ten-thousandth of a share of our Series A Junior Participating Preferred Stock, at a price of $135.00 per one ten-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement between us and First Chicago Trust Company of New York, as rights agent.

Initially, the rights will be attached to all certificates of common stock and no separate rights certificates will be issued. Separate rights certificates evidencing the rights will be distributed to holders of record of our common stock as of the close of business on the earlier to occur of the tenth day (or such other day as our board of directors may determine) following (i) a public announcement that a person or group of affiliated or associated persons, referred to as an “Acquiring Person,” has acquired beneficial ownership of 15% or more of the outstanding common shares or (ii) the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares. The rights will expire on June 2, 2009, unless extended or unless the rights are earlier redeemed or exchanged by us. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends.

If a person or group becomes an Acquiring Person, each holder of a right will thereafter have the right to receive, upon exercise, shares of our common stock (or, in certain circumstances, shares of Series A Junior Participating Preferred Stock or other similar securities of ours) having a value equal to two times the exercise price of the right and all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one ten-thousandth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

At any time prior to the distribution date, our board of directors may redeem the rights, in whole but not in part, at a price of $.01 per right. Immediately upon any such redemption, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Provisions with Possible Anti-takeover Effects

Certain provisions of our charter, by-laws and the DGCL may delay or prevent any transaction involving us that might result in a change of control.

Fair Price Provision. With certain exceptions, in the event a person, corporation or other entity owns 10% or more of our stock entitled to vote, a majority of the outstanding shares of our capital stock not so owned is required to authorize (i) any merger or consolidation of us with or into such corporation, (ii) any sale, lease, exchange or other disposition of all or a substantial part of our assets to or with such person, corporation or other entity or (iii) issuances and transfers of our securities to such person, corporation or other entity for assets and/or securities with a value of at least $5 million or for cash.

Board of Directors. Our board of directors, when evaluating any offer of another party to make a tender or exchange offer for our equity securities, merge or consolidate with us, purchase or otherwise acquire all or substantially all of our assets, shall, in connection with the exercise of its judgment in determining what is in the best interests of us and our stockholders, give due consideration to all relevant factors, including the social and economic effects on our employees, customers, suppliers and other constituents and on the communities in which we operate or are located.

Our charter also provides that directors may be removed without cause only by the holders of two-thirds of the shares of our capital stock then entitled to vote on the election of directors.

Amendments to the Charter. The sections of our charter relating to the fair price and director removal provisions described above, as well as those relating to elimination of director liability, indemnification of directors and the ability of our board of directors to amend the by-laws, may only be repealed or amended with the approval of the holders of two-thirds of the outstanding shares of each class of our capital stock entitled to vote thereon as a class.

Business Combinations. We are subject to Section 203 of the DGCL which restricts a wide range of transactions (“business combinations”) between a corporation and an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time that person became an interested stockholder; (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Future Issuances of Preferred Stock. We are not required to seek stockholder approval prior to designating any future series of preferred stock. Our board of directors could issue preferred stock in one or more transactions with terms which might make the acquisition of control of our company more difficult or costly.

Transfer Agent

The transfer agent for our common stock is EquiServe Trust Company, N.A., Jersey City, New Jersey.

DESCRIPTION OF PREFERRED STOCK

This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summaries in this section and the prospectus supplement do not describe every aspect of the preferred stock. If any particular terms of a series of preferred stock described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. When evaluating the preferred stock, you also should refer to all of the provisions of our charter, the applicable certificate of designation for the offered series of preferred stock and the DGCL. The applicable certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement.

General

Our board of directors is authorized to issue shares of preferred stock, in one or more series or classes, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are permitted by the DGCL.

Our board of directors is authorized to determine the terms for each series of preferred stock, and the prospectus supplement will describe the terms of any series of preferred stock being offered, including:

•	the designation of the shares and the number of shares that constitute the series;

•	the dividend rate (or the method of calculation thereof), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

•	the dividend periods (or the method of calculation thereof);

•	the voting rights of the shares;

•	the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our capital stock and any other rights of the shares of the series upon our liquidation or winding up;

•	whether or not and on what terms the shares of the series will be subject to redemption or repurchase at our option;

•	whether and on what terms the shares of the series will be convertible into or exchangeable for other securities;

•	whether depositary shares representing shares of the series of preferred stock will be offered and, if so, the fraction of a share of the series of preferred stock represented by each depositary share (see “Description of Depositary Shares” below);

•	whether the shares of the series of preferred stock will be listed on a securities exchange;

•	any special United States federal income tax considerations applicable to the series; and

•	the other rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

At this time, our board of directors has authorized only the Series A Junior Participating Preferred Stock for issuance. The Series A Junior Participating Preferred Stock is issuable upon the exercise of our preferred stock purchase rights. See “—Rights Agreement” above. Our board of directors could, without stockholder approval, cause us to issue preferred stock that has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to cause a change in control of Omnicare. The preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, the preferred stock could be issued with voting, conversion and other rights and preferences that would adversely affect the voting power and other rights of holders of our common stock.

Dividends

Holders of shares of preferred stock will be entitled to receive, when and as declared by our board of directors, dividends payable at the dates and at the rates, if any, per share per annum as set forth in the applicable prospectus supplement.

Unless otherwise set forth in the applicable prospectus supplement, each series of preferred stock will rank junior as to dividends to any preferred stock that may be issued in the future that is expressly senior as to dividends to that preferred stock. If we should fail at any time to pay accrued dividends on any senior shares at the time the dividends are payable, we may not pay any dividend on the junior preferred stock or redeem or otherwise repurchase shares of junior preferred stock until the accumulated but unpaid dividends on the senior shares have been paid or set aside for payment in full by us.

Unless otherwise set forth in the applicable prospectus supplement, no dividends (other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation) may be declared or paid or set aside for payment, nor may any other distribution be declared or made upon the common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of that series as to dividends, nor may any common stock or any of our other capital stock ranking junior to or on a parity with the preferred stock of that series as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any of that stock) by us (except by conversion into or exchange for other capital stock of ours ranking junior to the preferred stock of that series as to dividends) unless (i) if that series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of that series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and (ii) if such series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period. However, any monies deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of the sinking fund may be applied to the purchase or redemption of that preferred stock in accordance with the terms of the sinking fund, regardless of whether at the time of the application full dividends, including cumulative dividends, upon shares of the preferred stock outstanding on the last dividend payment date have been paid or declared and set apart for payment. In addition, any junior or parity preferred stock or common stock may be converted into or exchanged for our stock ranking junior to the preferred stock as to dividends.

The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year of twelve 30-day months, unless otherwise set forth in the applicable prospectus supplement. Accrued but unpaid dividends will not bear interest, unless otherwise set forth in the applicable prospectus supplement.

Convertibility

No series of preferred stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable prospectus supplement.

Redemption and Sinking Fund

No series of preferred stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Liquidation Rights

Unless otherwise set forth in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, the holders of shares of each series of preferred stock are entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of (i) any other shares of preferred stock ranking junior to that series of preferred stock as to rights upon liquidation, dissolution or winding up and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for that series of preferred stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of preferred stock will not be entitled to receive the liquidating distribution of, plus such dividends on, those shares until the liquidation preference of any shares of our capital stock ranking senior to that series of the preferred stock as to the rights upon liquidation, dissolution or winding up will have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon our liquidation, dissolution or winding up, the amounts payable with respect to the preferred stock, and any other preferred stock ranking as to any distribution on a parity with the preferred stock are not paid in full, then the holders of the preferred stock and the other parity preferred stock will share ratably in any distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a prospectus supplement for a series of preferred stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of preferred stock will not be entitled to any further participation in any distribution of our assets. Neither a consolidation or merger of us with another corporation nor a sale of securities will be considered a liquidation, dissolution or winding up of us.

Voting Rights

The holders of each series or class of preferred stock we may issue will have no voting rights, except as required by law and as described below or in the applicable prospectus supplement. Our board of directors may, upon issuance of a series or class of preferred stock, grant voting rights to the holders of that series or class to elect additional board members if we fail to pay dividends in a timely fashion.

Without the affirmative vote of a majority of the shares of any class of preferred stock then outstanding, we may not:

•	increase or decrease the aggregate number of authorized shares of that class;

•	increase or decrease the par value of the shares of that class; or

•	alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

If the amendment would adversely alter or change the powers, preferences or special rights of one or more series of a class of preferred stock, but not the entire class, then only the shares of the affected series will have the right to vote on the amendment.

Miscellaneous

The holders of our preferred stock will have no preemptive rights. All shares of preferred stock being offered by the applicable prospectus supplement will be fully paid and not liable to further calls or assessment by us. If we should redeem or otherwise reacquire shares of our preferred stock, then these shares will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance.

No Other Rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, our charter or the applicable certificate of designation or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

We may, at our option, elect to offer fractional shares rather than full shares of the preferred stock of a series. In the event that we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of preferred stock) of a share of a particular series of preferred stock as described below.

The shares of any series of preferred stock represented by depositary shares will be deposited under one or more deposit agreements among us, a depositary to be named in the applicable prospectus supplement, and the holders from time to time of depositary receipts issued thereunder. Subject to the terms of the applicable deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of the related series of preferred stock.

This section summarizes the general terms of the depositary shares that we may offer. The prospectus supplement relating to the depositary shares will describe the specific terms of the depositary shares which may be in addition to or different from the general terms summarized in this section. If any particular terms of the depositary shares or the deposit agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement. When evaluating the depositary shares and preferred stock, you also should refer to the applicable deposit agreement and depositary receipt. The applicable deposit agreement and depositary receipt will be filed as exhibits to the registration statement or incorporated by reference in the registration statement.

Immediately following our issuance of shares of a series of preferred stock that will be offered as fractional shares, we will deposit the shares with the depositary, which will then issue and deliver the depositary receipts to the purchasers thereof. Depositary receipts will only be issued evidencing whole depositary shares. A depositary receipt may evidence any number of whole depositary shares.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and such temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all dividends or other distributions received in respect of the related series of preferred stock to the record holders of depositary shares relating to the series of preferred stock in proportion to the number of the depositary shares owned by the holders.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto in proportion to the number of depositary shares owned by the holders, unless the depositary determines that the distribution cannot be made proportionately among the holders or that it is not feasible to make the distributions, in which case the depositary may, with our approval, adopt any method it deems equitable and practicable for the purpose of effecting the distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at the place or places and upon those terms as it may deem proper.

Redemption of Depositary Shares

If any series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any redemption, in whole or in part, of the series of the preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. If we redeem shares of a series of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the shares of preferred stock so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the depositary shares were entitled upon such redemption, upon surrender to the depositary of the depositary receipts evidencing the depositary shares. Any funds deposited by us with the depositary for any depositary shares that the holders thereof fail to redeem will be returned to us after a period of two years from the date the funds are so deposited.

Voting the Underlying Preferred Stock

Upon receipt of notice of any meeting at which the holders of any series of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the series of preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the related series of preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of the series of preferred stock represented by that holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of shares of preferred stock represented by the depositary shares in accordance with the instructions, provided the depositary receives the instructions sufficiently in advance of the meeting to enable it to so vote or cause to be voted the shares of preferred stock, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing the preferred stock.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the depositary and upon payment of the taxes, charges and fees provided for in the deposit agreement and subject to the terms thereof, the holder of the depositary shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of the related series of preferred stock and any money or other property, if any, represented by the depositary shares. Holders of depositary shares will be entitled to receive whole shares of the related series of preferred stock, but holders of the whole shares of preferred stock will not thereafter be entitled to deposit the shares of preferred stock with the depositary or to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder upon his or her order at the same time a new depositary receipt evidencing the excess number of depositary shares.

Amendment and Termination of a Deposit Agreement

The form of depositary receipt evidencing the depositary shares of any series and any provision of the applicable deposit agreement may at any time and from time to time be amended by agreement between us and the depositary. However, any amendment that materially adversely alters the rights of the holders of depositary shares of any series will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares of the series then outstanding. Every holder of a depositary receipt at the time the amendment becomes effective will be deemed, by continuing to hold the depositary receipt, to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, in no event may any amendment impair the right of any holder of any depositary shares, upon surrender of the depositary receipts evidencing the depositary shares and subject to any conditions specified in the deposit agreement, to receive shares of the related series of preferred stock and any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by us at any time upon not less than 60 days prior written notice to the depositary, in which case, on a date that is not later than 30 days after the date of the notice, the depositary shall deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary receipts evidencing the depositary shares, the number of whole or fractional shares of the related series of preferred stock as are represented by the depositary shares. The deposit agreement shall automatically terminate after all outstanding depositary shares have been redeemed or there has been a final distribution in respect of the related series of preferred stock in connection with any liquidation, dissolution or winding up of us and the distribution has been distributed to the holders of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. We will pay the charges of the depositary, including charges in connection with the initial deposit of the related series of preferred stock and the initial issuance of the depositary shares and all withdrawals of shares of the related series of preferred stock, except that holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us written notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal is to take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and which we are required to furnish to the holders of the related preferred stock.

The depositary’s corporate trust office will be identified in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the depositary will act as transfer agent and registrar for depositary receipts and if shares of a series of preferred stock are redeemable, the depositary also will act as redemption agent for the corresponding depositary receipts.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities either separately, or together with, or upon the conversion of or in exchange for, other securities. The debt securities may be our unsubordinated obligations, which we refer to as “senior debt securities,” or our subordinated obligations, which we refer to as “subordinated debt securities.” The subordinated debt securities of any series may be our senior subordinated obligations, subordinated obligations, junior subordinated obligations or may have such other ranking as will be described in the relevant prospectus supplement. We may issue any of these types of debt securities in one or more series.

Our senior debt securities may be issued from time to time under a senior debt securities indenture. Our subordinated debt securities may be issued from time to time under a subordinated debt securities indenture. Each of the senior debt securities indenture and the subordinated debt securities indenture is referred to individually as an “indenture” and they are referred to collectively as the “indentures.” Each trustee is referred to individually as a “trustee” and the trustees are collectively referred to as the “trustees.”

This section summarizes selected terms of the debt securities that we may offer. The applicable prospectus supplement and the form of applicable indenture relating to any particular debt securities offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The following summary and any description of our debt securities contained in an applicable prospectus supplement do not describe every aspect of the applicable indenture or the debt securities. When evaluating the debt securities, you also should refer to all provisions of the applicable indenture and the debt securities. The forms of indentures have been filed as exhibits to the registration statement of which this prospectus is a part. When we refer to “Omnicare,” “we,” “us” or “our” in this section or when we otherwise refer to ourselves in this section, we mean Omnicare, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries.

General

We can issue an unlimited amount of debt securities under the indentures. However, certain of our existing or future debt agreements may limit the amount of debt securities we may issue. We can issue debt securities from time to time and in one or more series as determined by us. In addition, we can issue debt securities of any series with terms different from the terms of debt securities of any other series and the terms of particular debt securities within any series may differ from each other, all without the consent of the holders of previously issued series of debt securities.

The applicable prospectus supplement relating to the series of debt securities will describe the specific terms of the debt securities being offered, including, where applicable, the following:

•	the title and series designation of the series of debt securities and whether the debt securities of the series will be senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of debt securities of the series;

•	the price or prices at which the debt securities of the series will be issued;

•	whether the debt securities will be guaranteed and the terms of any such guarantees;

•	the date or dates on which the principal amount and premium, if any, are payable;

•	the interest rate or rates or the method for calculating the interest rate, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, the date or dates from which interest will accrue and the interest payment date on which interest will be payable, subject to our right, if any, to defer or extend an interest payment date and the duration of that deferral or extension;

•	the date or dates on which interest, if any, will be payable and the record dates for payment of interest;

•	the place or places where the principal and premium, if any, and interest, if any, will be payable and where the debt securities of the series can be surrendered for transfer, conversion or exchange;

•	our right, if any, to redeem the debt securities and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part;

•	any mandatory or optional sinking fund or analogous provisions;

•	if the debt securities of the series will be secured, any provisions relating to the security provided;

•	whether the debt securities of the series are convertible or exchangeable into other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected;

•	whether any portion of the principal amount of the debt securities of the series will be payable upon declaration or acceleration of the maturity thereof pursuant to an event of default;

•	whether the debt securities of the series, in whole or any specified part, will not be defeasible pursuant to the applicable indenture and, if other than by an officers’ certificate, the manner in which any election by us to defease the debt securities of the series will be evidenced;

•	any deletions from, modifications of or additions to the events of default or our covenants pertaining to the debt securities of the series;

•	if other than U.S. dollars, the currency or currencies, including composite currencies, of payment of principal of, premium, if any, and interest, if any, on the debt securities of the series and whether the debt securities of the series may be satisfied and discharged other than as provided in the applicable indenture;

•	any terms applicable to debt securities of any series issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which the original issue discount will accrue;

•	whether the debt securities of the series are to be issued or delivered (whether at the time of original issuance or at the time of exchange of a temporary security of such series or otherwise), or any installment of principal or any premium or interest is to be payable only, upon receipt of certificates or other documents or satisfaction of other conditions in addition to those specified in the applicable indenture;

•	whether the debt securities of the series are to be issued in fully registered form without coupons or are to be issued in the form of one or more global securities in temporary global form or permanent global form;

•	whether the debt securities of the series are to be issued in registered or bearer form, the terms and conditions relating the applicable form, including, but not limited to, tax compliance, registration and transfer procedures and, if in registered form, the denominations in which we will issue the registered securities if other than $1,000 or a multiple thereof and, if in bearer form, the denominations in which we will issue the bearer securities;

•	any special United States federal income tax considerations applicable to the debt securities of the series;

•	any addition to or change in the covenants set forth in the indenture which apply to the debt securities of the series; and

•	any other terms of the debt securities of the series not inconsistent with the provisions of the applicable indenture.

The prospectus supplement relating to any series of subordinated debt securities being offered also will describe the subordination provisions applicable to that series, if different from the subordination provisions described in this prospectus. In addition, the prospectus supplement relating to a series of subordinated debt will describe our rights, if any, to defer payments of interest on the subordinated debt securities by extending the interest payment period.

Debt securities may be issued as original issue discount securities to be sold at a discount below their principal amount or at a premium above their principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder upon acceleration will be determined in the manner described in the applicable prospectus supplement.

The above is not intended to be an exclusive list of the terms that may be applicable to any debt securities and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus, provided that the terms are not inconsistent with the applicable indenture. Any applicable prospectus supplement also will describe any special provisions for the payment of additional amounts with respect to the debt securities.

Guarantees

Debt securities may be guaranteed by certain of our domestic subsidiaries, if so provided in the applicable prospectus supplement. The prospectus supplement will describe the terms of any guarantees, including, among other things, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Subordination Provisions Relating to Subordinated Debt

Debt securities may be subject to contractual subordination provisions contained in the subordinated debt securities indenture. These subordination provisions may prohibit us from making payments on the subordinated debt securities in certain circumstances before a defined class of “senior indebtedness” is paid in full or during certain periods when a payment or other default exists with respect to certain senior indebtedness. If we issue subordinated debt securities, the applicable prospectus supplement relating to the subordinated debt securities will include a description of the subordination provisions and the definition of senior indebtedness that apply to the subordinated debt securities.

If the trustee under the subordinated debt indenture or any holder of the series of subordinated debt securities receives any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of senior indebtedness.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

Unless otherwise indicated in an applicable prospectus, if any series of subordinated debt securities is guaranteed by certain of our subsidiaries, then the guarantee will be subordinated to the senior indebtedness of such guarantor to the same extent as the subordinated debt securities are subordinated to the senior indebtedness.

Conversion and Exchange Rights

The debt securities of a series may be convertible into or exchangeable for any of our other securities, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion or exchange price and any adjustments thereto, the conversion or exchange period, provisions as to whether conversion or exchange will be mandatory, at our option or at the option of the holders of that series of debt securities and provisions affecting conversion or exchange in the event of the redemption of that series of debt securities.

Form, Exchange, Registration and Transfer

The debt securities of a series may be issued as registered securities, as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Debt securities of a series may be issuable in whole or in part in the form of one or more global debt securities, as described below under “Global Debt Securities.” Unless otherwise indicated in an applicable prospectus supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof.

Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Debt securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable prospectus supplement, registered securities may be presented for registration of transfer, at the office or agency designated by us as registrar or co-registrar with respect to any series of debt securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable indenture. The transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by us upon the registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We intend to initially appoint the trustee as registrar and the name of any different or additional registrar designated by us with respect to the debt securities of any series will be included in the applicable prospectus supplement. If a prospectus supplement refers to any transfer agents (in addition to the registrar) designated by us with respect to any series of debt securities, we may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that, if debt securities of a series are issuable only as registered securities, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption of debt securities of any series, we will not be required to (i) issue, register the transfer of or exchange debt securities of that series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption and (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, premium, if any, and interest, if any, on registered securities will be made at the office of the paying agent or paying agents designated by us from time to time, except that at our option, payment of principal and premium, if any, or interest also may be made by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the regular record date for the interest payment.

Unless otherwise indicated in an applicable prospectus supplement, the trustee will be designated as our sole paying agent for payments with respect to debt securities which are issuable solely as registered securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by us for any series of debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if debt securities of a series are issuable only as registered securities, we will be required to maintain a paying agent in each place of payment for that series.

All monies paid by us to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any debt security which remains unclaimed at the end of two years after that principal or interest will have become due and payable will be repaid to us, and the holder of the debt security or any coupon will thereafter look only to us for payment of those amounts.

Global Debt Securities

The debt securities of a series may be issued in whole or in part in global form. A global debt security will be deposited with, or on behalf of, a depositary, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A global debt security may not be transferred except as a whole to the depositary for the debt security or to a nominee or successor of the depositary. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in a global debt security may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium, if any, and interest, if any, on the global debt securities and the specific terms of the depositary arrangement with respect to any global debt security.

Covenants

Except as otherwise set forth in an applicable prospectus supplement, so long as any debt securities of a series are outstanding, we will furnish to the holders of debt securities of that series, within the time periods specified in the rules and regulations of the Securities and Exchange Commission, or SEC, (a) our reports on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the audited financial statements by our certified independent accountants and (b) all current reports on Form 8-K. We also will file a copy of all of the information and reports referred to in clauses (a) and (b) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Any additional covenants with respect to any series of debt securities will be set forth in the applicable prospectus supplement. Unless otherwise indicated in an applicable prospectus supplement, the indentures do not include covenants restricting our ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the debt securities, if the transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable prospectus supplement, the indentures do not afford the holders of the debt securities the right to require us to repurchase or redeem the debt securities in the event of a highly leveraged transaction. See “Merger, Consolidation and Sale of Assets.”

Merger, Consolidation, and Sale of Assets

Except as otherwise set forth in an applicable prospectus supplement, we may not, directly or indirectly, (i) consolidate with or merge into any other person (whether or not we are the surviving corporation) or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties and assets, unless (a) either (x) we are the continuing corporation, or (y) the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or disposition will have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and that person assumes all of our obligations under the debt securities of such series and the indenture relating thereto pursuant to agreements reasonably satisfactory to the applicable trustee; and (b) any other conditions specified in the applicable prospectus supplement.

In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets in one or more related transactions to any other person. This “Merger, Consolidation and Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of Omnicare’s subsidiaries.

Events of Default and Remedies

Under each indenture, unless otherwise specified with respect to a series of debt securities, the following events will constitute an event of default with respect to any series of debt securities:

•	default for 30 days in the payment when due of any interest on any debt securities of that series;

•	default in payment when due of the principal of, or premium, if any, on any debt security of that series;

•	failure to comply with the provisions described under the caption “Merger, Consolidation or Sale of Assets”;

•	failure for 60 days after notice to comply with any of the other agreements in the indenture;

•	except as permitted by the indenture, if debt securities of a series are guaranteed, any guarantee shall be held in any final, non-appealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny, or disaffirm its obligations under its guarantee (unless such guarantor could be released from its guarantee in accordance with the applicable terms of the indenture);

•	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Significant Subsidiaries; and

•	any other event of default applicable to the series of debt securities and set forth in the applicable prospectus supplement.

Each indenture provides that in the case of an event of default arising from certain events of bankruptcy or insolvency relating to us with respect to a series of debt securities, all outstanding debt securities of that series will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare all the debt securities of that series to be due and payable immediately.

Holders of the debt securities of a series may not enforce the indenture or the debt securities of that series except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding debt securities of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the debt securities of a series notice of any continuing default or event of default if it determines that withholding notice is in their interest, except a default or event of default relating to the payment of principal or interest.

Each indenture provides that we are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required to deliver to the trustee a statement specifying such default or event of default.

The holders of a majority in aggregate principal amount of the debt securities of a series then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of that series waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest or premium on, or the principal of, the debt securities of that series.

Such limitations do not apply, however, to a suit instituted by a holder of any debt security for the enforcement of the payment of the principal of, premium, if any, and interest in respect of a debt security on the date specified for payment in the debt security. Unless otherwise specified with respect to a series of debt securities, the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series may, on behalf of the holders of the debt securities of any series, waive any past defaults under the applicable indenture, other than (i) a default in any payment of the principal of, and premium, if any, or interest on, any debt security of the series or (ii) any default in respect of the covenants or provisions in the applicable indenture which may not be modified without the consent of the holder of each outstanding debt security of the series affected.

For purposes of this section, “Significant Subsidiary” means any subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended (“Securities Act”), as such Regulation is in effect on the date hereof.

Amendment, Supplement and Waiver

Each indenture permits us and the applicable trustee, with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of the series affected by the supplemental indenture, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the indenture with respect to that series of debt securities or modify in any manner the rights of the holders of the debt securities of that series and any related coupons under the applicable indenture. However, the supplemental indenture will not, without the consent of the holder of each outstanding debt security of that series affected thereby:

•	change the stated maturity of the principal of, or any installment of principal or interest on, the debt securities of that series or any premium payable upon redemption thereof;

•	reduce the principal amount of, or premium, if any, or the rate of interest on, the debt securities of that series;

•	change the place or currency of payment of principal and premium, if any, or interest, if any, on the debt securities of that series;

•	impair the right to institute suit for the enforcement of any payment after the stated maturity date on any debt securities of that series, or in the case of redemption, on or after the redemption date;

•	reduce the principal amount of outstanding debt securities of that series necessary to modify or amend or waive compliance with any provisions of the indenture;

•	release any applicable guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the indenture;

•	modify the foregoing amendment and waiver provisions, except (i) to increase the percentage in principal amount of outstanding debt securities of any series necessary for such actions or (ii) to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security of a series affected thereby; and

•	change such other matters as may be specified in an applicable prospectus supplement for any series of debt securities.

The indentures also permit us and the applicable trustee to execute a supplemental indenture without the consent of the holders of the debt securities:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to provide for the assumption of our obligations or, if applicable, a guarantor’s obligations to holders of debt securities of a series in the case of a merger or consolidation or sale of all or substantially all of our assets or, if applicable, a guarantor’s assets;

•	to make any change that would provide any additional rights or benefits to the holders of debt securities of a series or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with the requirements of SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to add a guarantor under the indenture;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the applicable indenture;

•	to mortgage, pledge, hypothecate or grant a security interest in favor of the trustee for the benefit of the holders of debt securities of any series as additional security for the payment and performance of our or any applicable guarantor’s obligations under the applicable indenture, in any property or assets;

•	to add to, change or eliminate any provisions of the applicable indenture (which addition, change or elimination may apply to one or more series of debt securities), provided that, any such addition, change or elimination (A) shall neither (i) apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the holders of such debt securities with respect to such provisions or (B) shall become effective only when there is no such outstanding debt securities of such series; and

•	to establish the form and terms of debt securities of any series as permitted by the indenture.

The holders of a majority in principal amount of outstanding debt securities of any series may waive compliance with certain restrictive covenants and provisions of the applicable indenture.

Discharge

Unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may satisfy and discharge our obligations thereunder with respect to the debt securities of any series, when either:

•	all debt securities of that series that have been authenticated, except lost, stolen or destroyed debt securities of that series that have been replaced or paid and debt securities of that series for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

•	all debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and we or, if applicable, any guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of debt securities of that series, cash, non-callable U.S. government securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the debt securities of that series not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption.

Defeasance

Unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding debt securities of a series and, if applicable, all obligations of the guarantors discharged with respect to their guarantees (“legal defeasance”) except for:

•	the rights of holders of the outstanding debt securities of that series to receive payments in respect of the principal of, or premium or interest, if any, on the debt securities of that series when such payments are due from the trust referred to below;

•	our obligations with respect to the debt securities of that series concerning issuing temporary securities, registration of securities, mutilated, destroyed, lost or stolen securities and the maintenance of an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the applicable trustee and our obligations and, if applicable, the guarantor’s obligations in connection therewith; and

•	the legal defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations and, if applicable, the guarantor’s obligations released with respect to certain covenants in respect of the debt securities of any series that are described in the indenture (“covenant defeasance”) and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities of that series. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an event of default with respect to the debt securities of that series.

In order to exercise either legal defeasance or covenant defeasance we are required to meet specified conditions, including:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities of that series, cash, non-callable U.S. government securities, or a combination thereof, in amounts as will be sufficient to pay the principal of, or premium and interest, if any, on the outstanding debt securities of that series on the stated maturity or on the applicable redemption date, as the case may be;

•	in the case of legal defeasance, we have delivered to the applicable trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred; and

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

The Trustees under the Indentures

If a trustee becomes a creditor of ours or any guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Each trustee will be permitted to engage in other transactions with us; however, if any trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding debt securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default occurs and is continuing, a trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, a trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Applicable Law

The debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue, either separately or together with other securities, warrants for the purchase of any of the other types of securities that we may sell under this prospectus.

This section summarizes the general terms of the warrants that we may offer. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to a particular series of warrants will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summaries in this section and the prospectus supplement do not describe every aspect of the warrants. If any particular terms of a series of warrants described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. When evaluating the warrants, you also should refer to all the provisions of the applicable warrant agreement, the certificates representing the warrants and the specific descriptions in the applicable prospectus supplement. The applicable warrant agreement and warrant certificates will be filed as exhibits to or incorporated by reference in the registration statement.

General

The prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered as well as the related warrant agreement and warrant certificates, including the following, where applicable:

•	the principal amount of, or the number of securities, as the case may be, purchasable upon exercise of each warrant and the initial price at which the principal amount or number of securities, as the case may be, may be purchased upon such exercise;

•	the designation and terms of the securities, if other than common stock, purchasable upon exercise thereof and of any securities, if other than common stock, with which the warrants are issued;

•	the procedures and conditions relating to the exercise of the warrants;

•	the date, if any, on and after which the warrants, and any securities with which the warrants are issued, will be separately transferable;

•	the offering price of the warrants, if any;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	a discussion of any special United States federal income tax considerations applicable to the warrants;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

•	call provisions of the warrants, if any;

•	antidilution provisions of the warrants, if any; and

•	any other material terms of the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash that principal amount of or number of securities, as the case may be, at the exercise price set forth in, or to be determined as set forth in, the applicable prospectus supplement relating to the warrants. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement at any time up to 5:00 p.m. Eastern Standard Time on the expiration date set forth in the applicable prospectus supplement. After 5:00 p.m. Eastern Standard Time on the expiration date, unexercised warrants will become void. Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, issue the securities purchasable upon exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

No Rights of Security Holder Prior to Exercise

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants and will not be entitled to:

•	in the case of warrants to purchase debt securities, payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise; or

•	in the case of warrants to purchase equity securities, the right to vote or to receive dividend payments or similar distributions on the securities purchasable upon exercise.

Exchange of Warrant Certificates

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

DESCRIPTION OF TRUST PREFERRED SECURITIES AND RELATED GUARANTEES

We may offer one or more series of trust preferred securities either separately, or together with, or upon the conversion of or in exchange for, other securities. The trust preferred securities will be issued by one of the Omnicare Capital Trusts under the terms of an amended trust agreement. Each amended trust agreement will be qualified as an indenture under the Trust Indenture Act. The property trustee of each trust will act as trustee for the trust preferred securities under each amended trust agreement for purposes of compliance with the provisions of the Trust Indenture Act. Each trust may issue only one series of trust preferred securities and one series of trust common securities. All of the trust common securities of each trust will be owned directly or indirectly by us. We will enter into a guarantee with respect to each series of trust preferred securities under which we will irrevocably and unconditionally agree to make certain payments to the holders of that series of trust preferred securities, subject to applicable subordination provisions, except that the guarantee will only apply when the trust has sufficient funds legally and immediately available to make those payments but has not made them.

The proceeds from the sale of a series of trust preferred securities and any trust common securities will be used by the trust to purchase a specific series of our subordinated debt securities. The payment terms of the subordinated debt securities will mirror the terms of that series of trust preferred securities and any trust common securities. Each series of subordinated debt securities will be issued under our subordinated debt securities indenture. Except as described in an applicable prospectus supplement, the features of the subordinated debt securities will be similar to the subordinated debt securities described above under “Description of Debt Securities.”

The series of subordinated debt securities purchased with the proceeds from the sale of a series of trust preferred securities and trust common securities by a trust, along with its rights under the amended trust agreement and other agreements described in this section, will be the sole assets of the trust, and our payments under the series of subordinated debt securities and the agreement as to expenses and liabilities between us and the trust will be the sole revenue of the trust. If we fail to make a payment on the series of subordinated debt securities issued to the trustee, the trust will not have sufficient funds to make related payments, including distributions, on the series of trust preferred securities.

Our guarantee, when taken together with our obligations under the subordinated debt securities, the related indenture and the amended trust agreement, will provide a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities.

This section summarizes selected provisions of the amended trust agreement, the trust preferred securities and the related guarantees that we may offer. The applicable prospectus supplement relating to any particular trust preferred securities will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of the trust preferred securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The following summary and any description of the trust preferred securities contained in an applicable prospectus supplement do not describe every aspect of the amended trust agreement, the trust preferred securities and related guarantees. When evaluating the trust preferred securities, you also should refer to all provisions of the amended trust agreement, guarantee agreement, subordinated debt securities indenture, agreement as to expenses and liabilities and certificate evidencing the trust preferred securities, which forms have been filed as exhibits to the registration statement of which this prospectus is a part. When we refer to “Omnicare,” “we,” “us” or “our” in this section or when we otherwise refer to ourselves in this section, we mean Omnicare, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries. References to “trust securities” below include trust preferred securities and trust common securities (all of which, with respect to any trust, will be directly or indirectly owned by us), collectively.

General

The applicable prospectus supplement relating to any series of trust preferred securities will describe the terms of the trust preferred securities, including, where applicable, the following:

•	the title of the trust preferred securities;

•	the liquidation amount and number of trust preferred securities issued;

•	any limit on the aggregate liquidation amount of the trust preferred securities;

•	whether the trust preferred securities may be represented initially by a trust preferred security in temporary or permanent global form, and if so, the initial depositary with respect to the temporary or permanent global debt security and whether and the circumstances under which beneficial owners of interests in any the temporary or permanent global debt security may exchange those interests for trust preferred securities of like tenor and of any authorized form and denomination;

•	the price or prices at which the trust preferred securities will be issued;

•	the annual distribution rate or rates on the trust preferred securities or the method or methods, if any, used to calculate those rates, the payment date or dates and the record dates used to determine the holders who are to receive distributions;

•	the date or dates from which distributions on the trust preferred securities will be cumulative or the method or methods, if any, used to determine those dates;

•	the person to whom any distributions will be payable on any trust preferred securities, if other than the person in whose name the security is registered at the close of business on the regular record date for the payment of such interest;

•	the place or places where and the manner in which the distributions of and payments in redemption of the trust preferred securities will be payable, where the trust preferred securities of the series may be presented for transfer and, if applicable, conversion or exchange and where notices and demands in respect of the trust preferred securities may be served on us;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which, the trust preferred securities may be redeemed, in whole or in part, at our option;

•	whether the trust preferred securities are convertible or exchangeable into our common stock or other securities, and, if so, the terms and conditions upon which the conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;

•	the terms and conditions, if any, upon which the subordinated debt securities issued to the trust and the related guarantee may be distributed to holders of those trust preferred securities and trust common securities;

•	any securities exchange on which the trust preferred securities will be listed; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

The interest rate and interest and other payment dates of each series of subordinated debt securities issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the trust preferred securities of that trust. Holders of trust preferred securities will have no preemptive or similar rights.

Distributions

Distributions on the trust preferred securities will be made on the dates payable to the extent that the trust has funds available for the payment of distributions in the trust’s property account. The trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the subordinated debt securities issued to the trust in connection with the issuance of the trust preferred securities. We will guarantee the payment of distributions out of monies held by the trust to the extent described below under “—Description of the Guarantees.”

Distributions on the trust preferred securities will be payable to the holders named on the securities register of the trust at the close of business on the relevant record dates, which, as long as the trust preferred securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the property trustee who will hold amounts received in respect of the subordinated debt securities issued to the trust in the property account for the benefit of the holders of the trust securities. In the event that the trust preferred securities do not continue to remain in book-entry only form, the administrative trustees will have the right to select relevant record dates, which will be at least 15 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on the trust preferred securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the payment date.

Deferral of Distributions

With respect to any subordinated debt securities issued to a trust, we will have the right under the terms of the subordinated debt securities to defer payments of interest on the subordinated debt securities by extending the interest payment period from time to time on the subordinated debt securities. As a consequence of our extension of the interest payment period on subordinated debt securities held by a trust, distributions on the trust preferred securities would be deferred during any such extended interest payment period. The trust will give the holders of the trust preferred securities notice of an extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the trust preferred securities as they appear on the books and records of the trust on the record date next following the termination of the deferral period. The terms of any subordinated debt securities issued to a trust, including the right to defer payments of interest, will be described in the applicable prospectus supplement.

Redemption

The trust preferred securities have no stated maturity date, but will be redeemed upon the maturity of the subordinated debt securities issued to the trust or to the extent the subordinated debt securities are redeemed prior to maturity. The subordinated debt securities will mature on the date specified in the applicable prospectus supplement. The subordinated debt securities may be redeemed at our option, to the extent specified in the applicable prospectus supplement and also may be redeemed at any time, in whole although not in part, upon the occurrence of a tax event or an investment company event as described below under “—Special Event Redemption.”

Upon maturity of the subordinated debt securities issued to the trust, the proceeds of their repayment simultaneously will be applied to redeem all outstanding trust securities at the redemption price. Upon the redemption of the subordinated debt securities, the trust will use the cash it receives upon redemption to redeem trust securities having an aggregate principal amount equal to the aggregate principal amount of the subordinated debt securities so redeemed at the redemption price. Before such redemption, holders of trust securities will be given not less than 30 nor more than 60 days’ notice. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

Special Event Redemption

Upon the occurrence of a tax event or an investment company act event, we will have the option to redeem the subordinated debt securities in whole but not in part (and thus cause the redemption of the trust preferred securities).

A tax event means that the trust has received an opinion of tax counsel to the effect that, as a result of any amendment to, change or announced proposed change in, the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or written administrative or judicial decision, interpretation or application of these laws and regulations, there is more than an insubstantial risk that:

•	the trust is or will be subject to United States federal income tax with respect to income accrued or received on the subordinated debt securities issued to trust;

•	interest payable to the trust on the subordinated debt securities is not or will not be deductible, in whole or in part, by us for United States federal income tax purposes; or

•	the trust is or will be subject to more than a de minimis amount of other taxes, duties or other governmental charges.

An investment company event means that the trust has received an opinion of counsel to the effect that, as a result of an amendment to or change in the applicable laws or regulations, or written administrative or judicial decision, interpretation or application of these laws and regulations, there is more than an insubstantial risk that the trust is or will be considered an investment company required to be registered under the Investment Company Act of 1940, as amended.

Redemption Procedures

A trust may not redeem fewer than all of the outstanding trust securities unless all accumulated and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or prior to the date of redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

If (a) a trust gives a notice of redemption of trust securities (which notice may not be conditional) and (b) we have paid to the property trustee a sufficient amount of cash in connection with the related redemption or maturity of the subordinated debt securities issued to the trust, then on or before the redemption date, the property trustee will deposit with the paying agent funds sufficient to pay the applicable redemption price. Upon surrender of the trust securities to the paying agent, the holders of the trust securities will be paid the applicable redemption price plus accumulated distributions to the redemption date.

Once notice of redemption is given, distributions will cease to accumulate and all rights of holders of trust preferred securities called for redemption will cease, except the right of the holders to receive the redemption price plus accumulated distributions. If any redemption date is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay. However, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day.

We or our subsidiaries may, at any time, and from time to time, purchase outstanding trust securities by tender, in the open market or by private agreement.

Dissolution

Each amended trust agreement will state that the trust will be dissolved:

•	upon our bankruptcy or the filing of a certificate of dissolution or its equivalent with respect to us;

•	90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

•	upon entry of a court order for the dissolution of the trust;

•	upon the redemption of all of the trust securities;

•	upon the distribution of the related subordinated debt securities directly to the holders of the trust securities; or

•	if prior to the issuance of the trust securities, when we and the administrative trustees have consented to dissolution of the trust.

In the event of a dissolution, after the trust pays all amounts owed to creditors, the holders of the trust securities will be entitled to receive, depending on the circumstances of the dissolution, either:

•	subordinated debt securities issued to the trust in connection with the issuance of the trust preferred securities in a total principal amount equal to the total liquidation amount of the trust securities; or

•	cash equal to the total liquidation amount of each trust security specified in the applicable prospectus supplement, plus accumulated and unpaid distributions to the date of payment.

If the trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the trust on its trust securities will be paid proportionately. However, if an event of default under the related subordinated debt indenture occurs, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

We will have the right at any time to dissolve a trust and, after satisfaction of the liabilities of creditors of the trust, if any, and cause the distribution of subordinated debt securities issued to the trust to the holders of the trust securities in a total stated principal amount equal to the total stated liquidation amount of the trust securities then outstanding. This right is optional and wholly within our discretion.

Trust Events of Default

Unless otherwise specified with respect to a series of trust preferred securities, under each amended trust agreement, the occurrence of an event of default under the subordinated indenture will constitute a trust event of default with respect to any series of trust preferred securities (see “Description of Debt Securities—Event of Default and Remedies”).

Upon the occurrence of a trust event of default, the property trustee will have the right under the subordinated debt securities indenture to declare the principal of, interest on and premium, if any, on the subordinated debt securities issued to the trust to be immediately due and payable.

If a property trustee fails to enforce its rights under the amended trust agreement or the subordinated debt securities indenture to the fullest extent permitted by law and, subject to the terms of the amended trust agreement and the subordinated debt securities indenture, any holder of trust securities may sue us, or seek other remedies, to enforce the property trustee’s rights under the amended trust agreement or the subordinated debt securities indenture without first instituting a legal proceeding against the property trustee or any other person. If a trust event of default occurs and is continuing as a result of our failure to pay the principal of, interest on or premium, if any, on the subordinated debt securities issued to the trust when payable, then a holder of the trust preferred securities may directly sue us or seek other remedies, to collect its proportionate share of payments owed.

Merger, Consolidation and Sale of Assets

A trust may not consolidate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity (each, a merger event), except as described above under “—Dissolution,” as described below or as described in the applicable prospectus supplement. A trust may, at our request and with the consent of a majority of its administrative trustees (but without the consent of the holders of its trust securities, the Delaware trustee or the property trustee), consolidate, merge with or into, or be replaced by, or convey, transfer or lease its properties or assets substantially as an entirety to, another trust, provided that:

•	the successor entity either (a) assumes all of the obligations of the trust relating to its trust securities or (b) substitutes other securities for the trust preferred securities that are substantially similar to the trust preferred securities, so long as the successor securities rank the same as the trust preferred securities for distributions and payments;

•	we appoint a trustee of the successor entity who has the same powers and duties as the property trustee of the trust, as the holder of the subordinated debt securities issued to the trust;

•	the trust preferred securities are listed, or any successor securities will be listed upon notice of issuance, on the same securities exchange or other organization that the trust preferred securities are then listed;

•	the merger event does not cause the trust preferred securities or successor securities to be downgraded by any nationally recognized rating agency;

•	the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities or successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity;

•	the successor entity has a purpose substantially identical to that of the trust;

•	prior to the merger event, we have received an opinion of counsel stating that (a) the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities or any successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity and (b) following the merger event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	we guarantee the obligations of the successor entity under the successor securities in the same manner as in the guarantee.

In addition, unless all of the holders of the trust preferred securities and trust common securities approve otherwise, the trust will not consolidate, merge with or into, or be replaced by, or convey, transfer or lease its properties or assets substantially as an entirety to, any other entity or permit any other entity to consolidate, merge with or into, or replace it, if, in the opinion of tax counsel, the transaction would cause the trust or the successor entity to be classified other than as a grantor trust for United States federal income tax purposes.

Amendment of Amended Trust Agreement

The amended trust agreement may be amended from time to time by us and the property trustee with the consent of the holders of at least a majority of the aggregate liquidation amount of the affected trust preferred securities and upon receipt by the property trustee of an opinion of counsel to the effect that such amendment will not affect the trust’s status as a grantor trust or the trust’s exemption under the Investment Company Act.

The amended trust agreement may be amended from time to time by us and the property trustee, without the consent of the holders of the trust preferred securities, to:

•	cure any ambiguity, defect or inconsistency or add to our covenants, restrictions or other obligations, so long as the amendment does not adversely affect in any material respect the interests of any holder of trust preferred securities;

•	ensure the applicable trust’s classification as a grantor trust for United States federal income tax purposes and conform to any change in the Investment Company Act, the Trust Indenture Act or the rules and regulations under either law; and

•	modify, eliminate or add to any provisions of an amended trust agreement to the extent necessary to ensure that the applicable trust will not be required to register as an investment company under the Investment Company Act.

Notwithstanding the foregoing, without the consent of each affected holder of trust securities, the amended trust agreement may not be amended to:

•	change the amount or timing of any distribution of the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities on a specified date;

•	restrict the right of a holder of trust securities to institute suit for the enforcement of payment of the distribution on or after the specified date; or

•	change the consent required to amend the amended trust agreement.

Voting Rights

The holders of trust securities have no voting rights except as discussed under “—Merger, Consolidation and Sale of Assets” above and “—Description of the Guarantees” below and as otherwise required by law and the amended trust agreement.

The holders of a majority of the total liquidation amount of the trust preferred securities have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the property trustee; or

•	direct the exercise of any trust or power conferred upon the property trustee under the amended trust agreement, including the right to direct the property trustee, as the holder of the subordinated debt securities issued to the trust, to exercise the remedies available under the subordinated debt securities indenture with respect to the subordinated debt securities;

•	consent to any amendment or modification of the subordinated indenture if consent is required with respect to the subordinated debt securities; or

•	waive any past event of default under the subordinated debt securities indenture that is waivable.

Before taking any of the foregoing actions, the property trustee must obtain an opinion of tax counsel stating that, as a result of that action, the trust will continue to be classified as a grantor trust for United States federal income tax purposes.

If a vote by the holders of trust preferred securities is taken or a consent is obtained, any trust preferred securities owned by us or our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

•	we and our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities; and

•	any trust preferred securities owned by us or our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

Information Concerning the Property Trustee

The property trustee and/or one or more of its affiliates may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates. The property trustee will be permitted to engage in other transactions with us and/or our subsidiaries and affiliates; however, if the property trustee acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate the conflict or resign.

The property trustee, other than during the occurrence and continuance of a trust event of default, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a trust event of default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of its own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

Applicable Law

The amended trust agreements and the trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

Miscellaneous

Initially, there will be three administrative trustees of each trust. The administrative trustees may be officers or employees of ours or entities affiliated with us. The administrative trustees are authorized and directed to conduct the affairs of and, among other things, to operate the trust in a way that, (a) will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act; or (b) will cause it to be classified as a grantor trust for United States federal income tax purposes; and will cause the subordinated debt securities it holds to be treated as our indebtedness for United States federal income tax purposes.

The administrative trustees are authorized to take any action, so long as it is consistent with applicable law, the certificate of trust and the amended trust agreement, that they determine to be necessary or desirable for those purposes.

Description of the Guarantees

We will execute a guarantee for the benefit of the holders of each series of trust preferred securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act. The applicable prospectus supplement with respect to the trust preferred securities will identify the guarantee trustee. The terms of the guarantee will be those set forth in the guarantee and those made part of the guarantee by the Trust Indenture Act. The guarantee trustee will hold each guarantee for the benefit of the holders of the trust preferred securities to which it relates.

General

We will irrevocably and unconditionally agree under each guarantee to pay the guarantee payments that are set forth below, to the extent specified in that guarantee, to the holders of the trust preferred securities to which the guarantee relates, to the extent that the guarantee payments are not paid by or on behalf of the related trust. We are required to pay the guarantee payments to the extent specified in the relevant guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person.

The following payments and distributions on the trust preferred securities of a trust are guarantee payments:

•	any accrued and unpaid distributions required to be paid on the trust preferred securities of the trust, but only to the extent that the trust has funds legally and immediately available for those distributions;

•	the redemption price for any trust preferred securities that the trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the trust has funds legally and immediately available for the payment; and

•	upon a dissolution, winding-up or termination of the trust, other than in connection with the distribution of subordinated debt securities to the holders of trust securities of the trust or the redemption of all the trust preferred securities of the trust, the lesser of:

•	the sum of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities of the trust to the payment date, to the extent that the trust has funds legally and immediately available for the payment; and

•	the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities of the trust in liquidation of the trust.

We may satisfy our obligation to make a guarantee payment by making that payment directly to the holders of the related trust preferred securities or by causing the trust to make the payment to those holders.

Each guarantee will be a full and unconditional guarantee, subject to certain subordination provisions of the guarantee payments, with respect to the related trust preferred securities from the time of issuance of those trust preferred securities, except that the guarantee will only apply to the payment of distributions and other payments on the trust preferred securities when the trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the subordinated debt securities that the property trustee holds under a trust, that trust will not make the related payments on its trust preferred securities.

Subordination

Our obligations under each guarantee will be unsecured obligations of ours. Those obligations will rank:

•	subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

•	equal in priority with the senior most preferred stock now or later issued by us and with any guarantee now or later issued by us in respect of any preferred stock of any of our affiliates; and

•	senior to our common stock.

Each guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

The terms of the trust preferred securities will provide that each holder of the trust preferred securities, by accepting those trust preferred securities, agrees to the subordination provisions and other terms of the related guarantee.

Amendments and Assignment

We may amend the guarantee without the consent of any holder of the trust preferred securities to which the guarantee relates if the amendment does not materially adversely affect the rights of those holders. We may otherwise amend the guarantee with the approval of the holders of at least a majority in liquidation amount of the trust preferred securities to which the guarantee relates. Except as otherwise set forth in an applicable prospectus supplement, we may assign our obligations under the guarantee only in connection with a merger, consolidation or sale of assets permitted under the subordinate debt indenture. All guarantees and agreements contained in each guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the related trust preferred securities then outstanding.

Termination

The guarantee will terminate and be of no further effect when:

•	the redemption price of the trust preferred securities to which it relates is fully paid;

•	we distribute the related subordinated debt securities to the holders of those trust preferred securities; or

•	the amounts payable upon liquidation of the related trust are fully paid.

Each guarantee will remain in effect or will be reinstated if at any time any holder of the related trust preferred securities must restore payment of any sums paid to that holder with respect to those trust preferred securities or under that guarantee.

Events of Default

An event of default will occur under any guarantee if we fail to perform any of our payment obligations under the guarantee. The holders of a majority in liquidation amount of the trust preferred securities of any series may waive any past event of default and its consequences on behalf of all of the holders of the trust preferred securities of that series. The guarantee trustee is entitled to enforce the guarantee for the benefit of the holders of the trust preferred securities of a series if an event of default occurs under the related guarantee.

The holders of a majority in liquidation amount of the trust preferred securities to which a guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to that guarantee or to direct the exercise of any trust or power that the guarantee trustee holds under that guarantee. Any holder of the related trust preferred securities may institute a legal proceeding directly against us to enforce that holder’s rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity.

Information Concerning the Guarantee Trustee

The guarantee trustee and/or one or more of its affiliates may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates. The guarantee trustee will be permitted to engage in other transactions with us and/or our subsidiaries and affiliates; however, if the guarantee trustee acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate the conflict or resign.

The guarantee trustee will perform only those duties that are specifically set forth in each guarantee unless an event of default under the guarantee occurs and is continuing. In case an event of default occurs and is continuing, the guarantee trustee will exercise the same degree of care as a prudent person would exercise in the conduct of its own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of its powers under any guarantee at the request of any holder of the related trust preferred securities unless that holder offers reasonable indemnity to the guarantee trustee against the costs, expenses and liabilities which it might incur as a result.

Applicable Law

The guarantees will be governed by and construed in accordance with the laws of the State of New York.

Agreement as to Expenses and Liabilities

We will enter into an agreement as to expenses and liabilities in connection with each amended trust agreement which will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related trust to each person or entity to whom that trust becomes indebted or liable. The exceptions are the obligations of the trust to pay to the holders of the related trust preferred securities or other similar interests in the trust the amounts due to the holders under the terms of those trust preferred securities or those similar interests.

DESCRIPTION OF PURCHASE CONTRACTS

We may, from time to time, issue purchase contracts, including contracts obligating holders to purchase from us and us to sell to the holders, a specified principal amount of debt securities or a specified number of shares of common stock or preferred stock or any of the other securities that we may sell under this prospectus at a future date or dates. The consideration payable upon settlement of the purchase contracts may be fixed at the time the purchase contracts are issued or may be determined by a specific reference to a formula set forth in the purchase contracts. The purchase contracts may be issued separately or as part of units consisting of a purchase contract and other securities or obligations issued by us or third parties, including United States treasury securities, securing the holders’ obligations to purchase the relevant securities under the purchase contracts. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts or units or vice versa, and the payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under the purchase contracts.

The prospectus supplement will describe, among other things, the material terms of any purchase contracts and of the securities being sold pursuant to such purchase contracts, a discussion of any special United States federal income tax considerations applicable to the purchase contracts and any material provisions governing the purchase contracts that differ from those described above. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to the purchase contracts.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe, among other things, the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately, any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units, a discussion of any special United States federal income tax considerations applicable to the units, and any material provisions of the governing unit agreement that differ from those described above.

PLAN OF DISTRIBUTION

We and, in the case of trust preferred securities, an Omnicare Capital Trust may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors through agents or dealers. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We and, in the case of trust preferred securities, an Omnicare Capital Trust, also reserve the right to sell securities directly to investors in those jurisdictions where we are authorized to do so.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We and, in the case of trust preferred securities, an Omnicare Capital Trust also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in any prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us or an Omnicare Capital Trust in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we or, in the case of trust preferred securities, an Omnicare Capital Trust, may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Any underwriting compensation paid by us or an Omnicare Capital Trust to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us and, in the case of trust preferred securities, an Omnicare Capital Trust, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us and, in the case of trust preferred securities, an Omnicare Capital Trust, for certain expenses.

In connection with underwritten offerings of securities, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities, or to continue the activities if commenced.

If so indicated in an applicable prospectus supplement, we and/or an Omnicare Capital Trust may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us or it at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of the securities sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us and/or an Omnicare Capital Trust.

The securities also may be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us and/or an Omnicare Capital Trust. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us and/or an Omnicare Capital Trust to indemnification by us against certain liabilities, including liabilities under the Securities Act.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The securities may or may not be listed on a national securities exchange or a foreign securities exchange. Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates in the ordinary course of business.

LEGAL MATTERS

Legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York. Richards, Layton & Finger, P.A., Wilmington, Delaware will pass upon certain matters for us with respect to the trust preferred securities.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its diluted earnings per share as described in footnotes 1 and 11 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of NeighborCare, Inc. as of September 30, 2004 and 2003 and for each of the years in the three-year period ended September 30, 2004 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings are also available on the Securities and Exchange Commission’s website on the Internet at www.sec.gov. This information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission in Washington, D.C.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

(a)	Omnicare, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 16, 2005;

(b)	Omnicare, Inc.’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed May 10, 2005, August 9, 2005 and November 8, 2005, respectively, and Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2005 filed November 23, 2005;

(c)	Omnicare, Inc.’s Current Reports on Form 8-K or Form 8-K/A, filed March 9, 2005, March 29, 2005, April 28, 2005, May 20, 2005, July 7, 2005, July 8, 2005, July 14, 2005, August 3, 2005, August 11, 2005, October 13, 2005, November 23, 2005, November 23, 2005 and November 23, 2005;

(d)	NeighborCare, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed December 10, 2004, as amended by Amendment No. 1 on Form 10-K/A, filed on December 14, 2004;

(e)	NeighborCare, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004 and March 31, 2005, filed February 8, 2005 and May 9, 2005, respectively;

(f)	NeighborCare, Inc.’s Current Reports on Form 8-K, filed February 17, 2005, June 14, 2005, July 11, 2005 and July 18, 2005; and

(g)	Description of Omnicare, Inc.’s common stock set forth in our Registration Statement on Form 8-A, filed November 25, 1981.

We also are incorporating by reference all future documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities made hereby (other than information in such documents that is deemed not to be filed). In addition, all documents that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference herein.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus other than exhibits to these documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky, 41011, Attention: Secretary; telephone number (859) 392-3300. The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

$850,000,000

3.25% Convertible Senior Debentures due 2035

PROSPECTUS SUPPLEMENT

December 12, 2005

Joint Book-Running Managers

JPMORGAN

LEHMAN BROTHERS

CIBC WORLD MARKETS

Co-Managers

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES

MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON